UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

relatório de análise econômica e financeira Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Boards (IASB) 9M26 Management Report Dear Shareholders, We submit to you the Consolidated Financial Statements of Banco Bradesco S.A. for the nine-month period from January 1 to September 30, 2026. We follow all International Financial Reporting Standards (IFRS) practices issued by the International Accounting Standards Board (IASB). Economic Comment The Brazilian economic activity continues to show signs of moderation. The GDP of the second quarter grew by 0.5%, with growth led by segments less connected to the economic cycle, such as the extractive industry and agribusiness. Despite the resilience of the labor market and the expansion of income, household consumption performance remains below its historical average for a few quarters, falling in the second quarter, reflecting the level of indebtedness of households and the still restrictive monetary policy. We projected a growth of 1.7% in 2026, lower than the 2.3% observed in 2025. In the context of monetary policy, the Central Bank of Brazil continued the Selic calibration cycle, which ended the third quarter at 13.75%, highlighting asymmetric upside risks for inflation, associated with the conflict in the Middle East and climate factors, signaling a cautious stance over the coming months. We expect continuity of the monetary policy adjustment cycle, with the Selic rate ending this year at 13.25%. The international scenario became more adverse in the third quarter. The Federal Reserve started an interest rate hiking cycle in the United States and long interest rates have risen again in the world, but the dollar has not consistently strengthened, limiting contagion to emerging countries so far. The conflict in the Middle East is still undefined, and oil prices remain pressured. Highlights 3Q26 In July 2026, the increase in the Company's share capital was disclosed through private subscription of shares, as well as the anticipation of the payment of Interest on Shareholders' Equity (JCP) declared on March 25, 2026, and June 23, 2026. The capital increase, amounting to up to R$10 billion, aims to strengthen the Company's capital structure and sustain the accelerated pace of strategic investments, including the expansion of technology contributions, the promotion of commercial efficiency, the expansion of business and the strengthening of institutional commitment to sustainable financing initiatives. As of September 30, 2026, R$9.7 billion had been subscribed under the capital increase, the effect of which on the Company's share capital was subject to approval by the Central Bank of Brazil, which occurred in October 2026. In the same month, the complementary amount of R$0.3 billion was subscribed, bringing the total to R$10 billion, the maximum amount provided for in the transaction, of which R$5.4 billion was subscribed by controlling shareholders and R$4.6 billion by minority shareholders. Bradesco | Management Report | Consolidated Financial Statements in IFRS 2 Highlighted Information 9M26 BOOK NET INCOME R$19.9 bn BOOK VALUE PER SHARE R$18.45 MARKET VALUE R$183.9 bn TIER I CAPITAL 13.7% EARNINGS PER SHARE R$1.77 common R$1.95 preferred SHAREHOLDERS’ EQUITY (1) R$195.0 bn INTEREST ON SHAREHOLDERS’ EQUITY R$12.1 bn (gross) EXPANDED LOAN PORTFOLIO (Sept26 vs. Sept25) R$1,149.5 bn (+11.1%) INDIVIDUALS: R$484.9 bn (+7.4%) COMPANIES: R$664.7 bn (+14.1%) ALLOWANCE FOR EXPANDED LOANS (Sept26 vs. Sept25) R$58.0 bn (+3.8%) (1) Equity attributable to shareholders of the parent. TOTAL DEPOSITS (Sept26 vs. Sept25) R$764.3 bn (+14.6%) SECURITIES (Sept26 vs. Sept25) A Prazo: R$ 481,3 bi (+8,8%) Poupança: R$ 127,4 bi (-3,1%) À Vista: R$ 32,3 bi (-26,2%) Interfinanceiros: R$ 1,2 bi (-21,0%) R$958.7 bn (+15.1%) FVPL: R$534.9 bn (+17.7%) FVOCI: R$141.6 bn (+12.6%) Amortized Cost: R$282.2 bn (+11.8%) 3 BRADESCO | Management Report | Consolidated Financial Statements in IFRS Management Report Technology and Innovation In the third quarter of 2026, Bradesco expanded its ability to transform technology into solutions for clients and business opportunities. The combination of artificial intelligence, data, agility at scale and evolution of digital journeys strengthens the construction of an AI Powered bank, with higher execution speed, more personalized experiences and structural efficiency gains. In this movement, Agile@Scale deepened the integration between technology and business, contributing to a 52% reduction in the lead time compared to the beginning of 2024 and to a 3.8-fold growth forecast in the volume of business features delivered in 2026 compared to the end of 2023. The model already brings together 41 squads organized around products, channels, segments and enabling capabilities. The AI Powered Banking strategy has gained scale with the consolidation of Bridge, the corporate platform of generative artificial intelligence, which has surpassed 1,000 use cases distributed in more than 200 projects. With reusable services and layers of security, privacy, compliance and governance, the platform accelerates the development of solutions for products, channels and processes. As an evolution of this ecosystem, AI Apps, our internal platform with AI applications, democratizes the safe use of generative AI in activities such as document analysis, production of abstracts, content creation and presentation development. In the relationship journeys, b.ia Clientes reached 16.5 million individual clients since January 2026. On WhatsApp, the solution already totals 5 million clients with transactions since its launch. b.ia is fully available in the App, in both logged-in and non-logged-in areas, with a resolution rate close to 90%. By completing ten years and overcoming 3 billion interactions since its launch, b.ia has evolved from a virtual assistant to a customer service platform, financial guidance and transaction execution. There are already more than 20 transactional capabilities, including (Smart) Pix Inteligente and Generative AI payments, payment slip and DDA scheduled payments, balance verification and card invoice, as well as preventive alerts. In WhatsApp, Pix’s journey began to allow payments by a scannable QR Code or Pix Copia e Cola (Copy and Paste), concluding the operation on the channel itself. Internally, the Corporate b.ia is enabled for 100% of employees, with an adherence rate of 88% and 10 million interactions in 2026, and is also integrated with Microsoft Teams. In software engineering, b.ia Tech supports all developers in writing stories, creating tests, code review and automated assessment of changes, risks and incidents. The b.ia Tech AgentiX allows the creation of agent teams to perform complex tasks, while AI-DLC incorporates artificial intelligence into the entire development cycle, with human supervision and governance – “human on the loop”, resulting in reduced technology refresh time and faster development, as for example in Digital Business initiatives. In digital channels, evolutions prioritized autonomy, convenience and personalization. The Bradesco App started to offer a new Prime Benefits Home, bringing together discounts, cashback and personalized experiences, as well as a contactless payment journey. Through Open Finance, clients can also perform Pix up to R$500 using funds maintained in other institutions, without leaving the application. In credit, portability of payroll-deductible loans gained digital formalization, with facial biometrics and automatic storage of documents. A new integrated credit ecosystem has started to centralize the journey and automate the distribution of proposals, reducing manual steps and client response time. In investments, the integration with Ágora advanced with easy account opening and the beginning of the expanded new broker application, which offers execution of orders by the chart, boleta rápida (quick order entry), market mapping and real-time asset tracking. For companies, the App Bradesco Cartões PJ (Corporate Cards) now facilitates the payment of invoices by bank payment slip. The international performance has also recorded advances. Bradesco carried out the first pilot operation of the Bank of America’s Cross-Border Real-Time Payments solution, with a transfer initiated via Swift and instantly credited in Hong Kong dollars. At Bradesco Bank, the digital experience has been renewed and the offer of long-term deposits on digital channels has been expanded. To sustain this transformation, Bradesco expanded its workforce by 48% compared to the 2023 base, in addition to a 120% growth in the number of developers, supported by a continuous strategy of capacity building and talent attraction. In the quarter, the Bank conquered first place in the Transformation category of the Impacto Brasil Award 2026 and was featured in the Valor Inovação Brasil Award 2026, reinforcing the connection between technology, artificial intelligence, innovation and value generation. 4 Bradesco | Management Report | Consolidated Financial Statements in IFRS Management Report Products and services for the public sector Exclusive structures serve the Public Sector throughout the country with Business Managers trained to offer products, services and solutions with quality and security to the Executive, Legislative and Judicial branches, federal, state and municipal authorities, as well as municipalities, public foundations, state-owned and mixed capital companies and the Armed and Auxiliary Forces. Every month, more than 10.4 million retirees and pensioners of the INSS receive their benefits at Bradesco, making it the highest payer among all the banks in the country. We have eight Specialized Structures to assist governments, state capitals, courts, chambers, public prosecutor’s offices, public defender’s offices, and the Brazilian municipalities with the highest GDP. We also have four Specialized Structures Mix and twenty-six Retail Structures serving other municipalities and bodies. Find out more on bradescopoderpublico.com.br. People, Culture & Performance Human Capital is one of the strategic pillars of the Organization, as an important foundation for conducting business. Our Human Capital Management model is based on respect, transparency and continuous investment in employee development. We keep our teams motivated through career growth opportunities, recognitions, training, remuneration and differentiated benefits, as well as valuing diversity and the balance between professional and personal life. Much more than policies and practices, we consolidate a culture of respect disseminated by the awareness of the value of people, their identities and competences. In September 2026, the Organization had 79,050 employees, 66,952 of Banco Bradesco, 11,204 from Affiliated companies and 894 from foreign companies. For more information on People, Culture & Performance, visit the Human Capital Report, available on bradescori.com.br. Sustainability for Bradesco Sustainability is one of our strategic drivers and is expressed in our Statement of Purpose. We integrate environmental, social and governance (ESG) aspects into our business management, decision-making and relationships with our stakeholders, with a focus on generating long-term value. Our strategy is aligned with the UN Sustainable Development Goals (SDGs) and guides the incorporation of ESG topics into our business, the management of risks and opportunities, and the transparency of our practices. We remain committed to financing sustainable businesses and supporting our clients in the transition to a greener and more inclusive economy. As of September 2026, we had reached 95.6% of our target of directing R$450 billion to this purpose by the end of 2026. We completed the allocation of R$3.6 billion to sustainable projects under the first Eco Invest Brasil auction. This amount comprises R$500 million in catalytic capital and R$3.1 billion in private resources mobilized for initiatives in energy transition, circular economy, bioeconomy, sanitation and infrastructure. After the end of the quarter, we were selected in the 5th Eco Invest Brasil auction, with proposals approved in three of the six thematic value chains of this edition. The projects provide for the mobilization of R$28.5 billion through innovation and corporate credit funds aimed at financing technological innovation and sustainable industrial development, targeting the following value chains: mineral and industrial waste circularity; green fertilizers, bio-inputs and alternative proteins; and biomaterials and green chemistry. With this result, we consolidated our position as the only private bank selected in all editions of the program. We achieved first place in Latin America and 9th place in the global ranking of sustainability coordinators in the fourth edition of Sustainable Loans Insight 2026, published by Environmental Finance. The ranking classifies financial institutions based on the number of sustainable loan transactions coordinated during the period analyzed. 5 Bradesco | Management Report | Consolidated Financial Statements in IFRS Management Report We were ranked among the 10 companies with the most prominent ESG performance in the Anuário Integridade ESG 2026 (ESG Integrity Yearbook 2026). For the composition of the overall, sector and pillar rankings, public data from 1,360 companies operating in Brazil and actively disclosing their ESG practices were assessed. We are part of leading national and international sustainability indices and ratings, such as the Dow Jones Best-in-Class Indices (DJ BIC) of the New York Stock Exchange and B3's Corporate Sustainability Index (ISE). These recognitions reflect our management and performance across long-term economic, environmental and social criteria. To keep up with our initiatives, visit: bradescori.com.br / bradescosustentabilidade.com.br. Corporate Governance Bradesco observes and encourages good corporate governance practices, based mainly on legal and market demands, in order to ensure the interests of shareholders and other stakeholders. Our structure is well defined, enabling the guarantee and viability of adopting best practices. Thus, we make every effort to always be in compliance with such standards, seeking to generate sustainable value for our Organization. The Shareholders’ Meeting is the most important corporate event of our governance. In this meeting, the shareholders elect the members of the Board of Directors for a single two-year term of office. It is composed of eleven members, four of which are independent members. The body is responsible for establishing, supervising and monitoring the Banco Bradesco’s corporate strategy, whose responsibility for implementation is of the Board of Executive Officers, in addition to reviewing the business action plans and policies. The positions of Chairman of the Board of Directors and Chief Executive Officer, under the Company’s Bylaws, are not cumulative. Assisted by a Governance Department, the Board of Directors ordinarily meets twelve times a year, and extraordinarily, when the interests of the company so require. Governed by its own Internal Regulations, the Board also has an annual calendar of meetings established by its Chairman. We also have Global Internal Audit, which is reports to the Board of Directors, in addition to seven committees, which also report to them. Of these, two are the statutory ones, which are the Audit and Remuneration Committees; and five are non-statutory ones, which are the Integrity & Ethical Conduct, Risks, Sustainability & Diversity, Nomination & Succession, and Strategy Committees. Banco Bradesco’s Board is the body responsible for representing the Organization, and the Board of Executive Officers is responsible for coordinating the execution of the strategy approved by the Board of Directors. It holds regular meetings every fortnight and special meetings whenever necessary, deliberating all subjects and matters essential to the fulfillment of our objectives and attributions. Executive Committees assist in the activities of the Board of Executive Officers, all regulated by their own bylaws. In the role of Supervisory Body for the acts of the managers, and with permanent performance, we have the Fiscal Council, also elected by the shareholders and with a single term of one year. It is composed of three effective members, elected by controlling shareholders and their respective alternates. Our Organization is listed in Level 1 of Corporate Governance of B3 – Brazilian Exchange & OTC, and our practices attest to our commitment to the generation of value for shareholders, employees and society. Further information on corporate governance is available on the Investor Relations website (bradescori.com.br – Corporate Governance section). 6 Bradesco | Management Report | Consolidated Financial Statements in IFRS Management Report Internal Audit It is the responsibility of the Global Internal Audit Department, which is subordinate and reports functionally, administrative and operationally to the Board of Directors of Banco Bradesco S.A., to consider, in the scope of its examinations/analyses, the effectiveness of corporate governance and risk management and controls; the reliability, effectiveness and integrity of management and operational information systems and processes; compliance with the legal, infralegal, regulatory framework, internal rules and codes of conduct applicable to members of the staff of the Organization; and the safeguarding of assets against their strategic goals and objectives. The work is based on adherence to the mandatory elements of the International Standards for Auditing Practice (IPPF - International Professional Practices Framework) of The Institute of Internal Auditors (IIA), the Code of Sector Ethics of the Internal Auditors of the Bradesco Organization and the internal guidelines defined by the Internal Audit within the scope of the Bradesco Organization and, where applicable, of third parties/suppliers. Policy for distribution of dividends and interest on shareholders’ equity As minimum mandatory dividends, shareholders are entitled to 30% of the net income after legal deductions, in addition to the Tag Along of 100% for the common shares and of 80% for the preferred shares. Also, granted to the preferred shares are dividends 10% higher than those given to the common shares. Bradesco’s Shares, with high level of liquidity (BBDC4), accounted for 3.6% of Ibovespa as of September 30, 2026. Our shares are also traded abroad, on the New York Stock Exchange, by means of ADR – American Depositary Receipt – Level 2, and on the Stock Exchange of Madrid, Spain, through DRs, which integrate the Latibex Index. Bradesco’s securities also took part in other important indexes, such as the Special Tag-Along Stock Index (ITAG), the Special Corporate Governance Stock Index (IGC), and the Brazil Indexes (IBrX50 and IBr100). Bradesco’s presence in these indexes strengthens our constant search for the adoption of good practices of corporate governance, economic efficiency, socio-environmental ethics and responsibility. Risk Management Risk management occurs in an integrated and independent manner, preserving and valuing collegiate decisions, developing and implementing methodologies, models and measurement and control tools. Adverse impacts may result from multiple factors and are reduced through the framework of risks and a sound governance structure, which involves the Integrated Risk Management and Capital Allocation Committee, the Risk Committee and the Board of Directors. The Bradesco Organization has extensive operations in all segments of the market, and, like any large institution, is exposed to various risks. Thus, risk management is strategically highly important due to the increasing complexity of the products and services and, also, the globalization of our business. We constantly adopt mechanisms of identification and monitoring, making it possible to anticipate the development and implementation of actions to minimize any adverse impacts. According to the list of risks, the relevant risks for the Organization are: Solvency and Profitability, Liquidity, Credit, Market, Operational, Compliance, Cybersecurity, Strategy, Social, Environmental, Climate, Model, Contagion, Reputation, Artificial Intelligence and Subscription. In an attempt to precipitate or reduce effects, in case they occur, we seek to identify and monitor any emerging risks, among them, issues related to global growth, international geopolitical issues and the economic and fiscal situation of Brazil. We also consider the risks posed by technological innovation in financial services. 7 Bradesco | Management Report | Consolidated Financial Statements in IFRS Management Report Independent Evaluation of Models Models are the tools that support decision-making processes, derived from any method, hypothesis, techniques and system or quantitative approach, among others, that apply statistical, economic, financial or mathematical theories to transform data into estimates. This improves efficiency both by reducing the costs associated with manual analysis and decision making and by increasing accuracy. Its use is an increasingly widespread practice, especially due to technological advances and new artificial intelligence techniques. As relevant application examples, the models are, we use models to support the decision-making process and to provide predictive information in various areas of the business, such as risk management, capital calculation, stress testing, pricing, as well as other estimates from models to assess financial or reputation impacts. Because these are simplifications of reality, the models are subject to risks that reflect the possibility of inappropriate business decision-making, based on a model developed with failures/deficiencies, or even, due to improper use. In order to identify and mitigate these risks, the Independent Model Validation Area (AVIM), with subordination to the Chief Financial Officer (CFO), it monitors the limitations and weaknesses of the models and respective action plans. Creates reports for the respective managers, the Internal Audit, and the Commission Models and Risk Committees. Concurrently, plays an active role in strengthening model usage by fostering a modeling culture and promoting the dissemination of best practices across the organization. Compliance, Integrity, Ethics and Competition Seen as foundations of our values and drivers of daily interactions and decisions, the Compliance, Integrity and Competition Programs cover the entire Bradesco Organization, also extending to suppliers, services providers, business partners and correspondents in Brazil, and subsidiaries, elucidating the high standards of compliance, integrity, conduct and ethical principles that we have. These principles are supported by policies, internal standards and training programs for professionals by aggregating excellence in procedures and controls and seeking prevention, identification, and reporting of Compliance Risks and any actions considered as a violation of the Code of Ethical Conduct, and/or indications of illegal activities, aimed at the adoption of appropriate measures. The control methodologies and procedures are objects of evaluation and constant improvement, in accordance with current and applicable laws, regulations and self-regulatory standards, as well as with the best market practices and the support of the Organization’s Board of Directors. Independent Audit In accordance with the applicable regulations, including the Securities and Exchange Commission (CVM) standards, in particular, but not limited to CVM Resolution No. 162/2022, concerning the performance and independence of independent auditors, the Bradesco Organization maintains a policy for hiring independent audit services and services not related to auditing, with guidelines aimed at preserving independence and preventing potential conflicts of interest. The Bradesco Organization engaged KPMG Auditores Independentes Ltda. to provide services not related to the audit of the Consolidated Financial Statements. These non-audit services do not constitute a conflict of interest or a loss of independence in the performance of the audit of the Financial Statements, in accordance with the Organization's internal policies and the auditor's independence rules. Information on the audit firm's fees is disclosed annually in the Reference Form. 8 Bradesco | Management Report | Consolidated Financial Statements in IFRS Management Report Social Investments FUNDAÇÃO BRADESCO Founded in 1956, Fundação Bradesco is the largest private social investment project in the country. Since it was established, it has invested in education as the cornerstone of the comprehensive development of children and young people throughout the country by promoting free education and standards of excellence on a wide range of levels. All 40 school units are proprietary and are distributed in the 26 Brazilian states and the Federal District. They have primarily been set up in regions where there is severe socioeconomic vulnerability, helping to develop the region through the transformational impact on the lives of students and the communities around them, thereby shifting the educational reality of the entire country. Fundação Bradesco supports each of its Basic Education students for approximately 13 years, equipping them with all the items needed to ensure equal learning in all regions of Brazil. R$1.6 billion Investment forecast for 2026 These investments will enable: R$1.3 billion are allocated for Activity Expenses. R$328 million are for Investments in infrastructure and Educational Technology. SCHOOL NETWORK Over 42,000 students will benefit primarily in Basic Education – Early Childhood Education to High School and Technical Professional Education throughout Brazil. Recognitions VIRTUAL SCHOOL More than 2.0 million users will be enrolled in at least one of the free crash courses available on the portal. • Bradesco wins for the fourth consecutive year the “Best Brazilian Sub-Custodian Bank” award from the Global Finance magazine. • Bradesco received the 2026 Compliance Awards promoted by Leaders League, in the category Best Compliance Department – Banks, Fintechs and Payment Options. • Bradesco won first place in the Transformation category of the Impacto Brasil 2026 Awards, promoted by Agile Trends, which recognizes innovation and organizational transformation initiatives with measurable result. • Bradesco was included in the Best Companies to Work For in Brazil 2026 ranking by Great Place to Work (GPTW). 9 Bradesco | Management Report | Consolidated Financial Statements in IFRS Management Report Acknowledgements The results of the period reflect the strength of our strategy, the trust of our clients and shareholders and the commitment of our employees and associates. To all who have contributed to this trajectory of consistent results, continuous evolution and sustainable value generation, our sincere thanks. Cidade de Deus, October 22, 2026 Board of Directors and Board of Executive Officers 10 Bradesco | Management Report | Consolidated Financial Statements in IFRS BRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 11 Condensed Consolidated Interim Financial Statements in IFRS | Table of Contents Condensed Consolidated Statements of Financial Position .............................................................................................................................. 12 Condensed Consolidated Statements of Income ................................................................................................................................................ 13 Condensed Consolidated Statements of Other Comprehensive Income ....................................................................................................... 14 Condensed Consolidated Statements of Changes in Equity ............................................................................................................................. 15 Condensed Consolidated Statements of Cash Flows ................................................................................................................................... 16-17 Notes to the Condensed Consolidated Interim Financial Statements ...................................................................................................... 18-122 Independent Auditor’s Review Report.......................................................................................................................................................... 124-125 Fiscal Council’s Report ............................................................................................................................................................................................ 126 Index of Notes to the Condensed Consolidated Interim Financial Statements 1) GENERAL INFORMATION ................................... 18 2)MATERIAL ACCOUNTING POLICIES ................. 18 3)NEW STANDARDS AND AMENDMENTS AND INTERPRETATIONS OF EXISTING STANDARDS .............................................................................. 22 4) ESTIMATES AND JUDGMENTS ..........................23 5) CASH, CASH EQUIVALENTS AND BALANCES WITH BANKS ....................................................... 24 6) FINANCIAL ASSETS AND LIABILITIES MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS .............................................................. 24 7) DERIVATIVE FINANCIAL INSTRUMENTS ......... 25 8) FINANCIAL ASSETS MEASURED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME ................................................................. 31 9)DEBT INSTRUMENTS AT AMORTIZED COST..32 10) LOANS AND ADVANCES TO FINANCIAL INSTITUTIONS MEASURED AT AMORTIZED COST ..................................................................... 33 11)LOANS AND ADVANCES TO CUSTOMERS MEASURED AT AMORTIZED COST ................. 34 12) NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS ......................... 44 13) INVESTMENTS IN ASSOCIATES AND JOINT VENTURES ........................................................... 45 14) PROPERTY AND EQUIPMENT ........................... 47 15) INTANGIBLE ASSETS AND GOODWILL ........... 49 16) OTHER ASSETS .................................................. 50 17) DEPOSITS FROM BANKS................................... 50 18) DEPOSITS FROM CUSTOMERS ......................... 51 19) FUNDS FROM SECURITIES ISSUED .................. 51 20) SUBORDINATED DEBT ................................. 52 21) INSURANCE CONTRACTS .................................. 53 22) PROVISIONS, CONTINGENT ASSETS AND LIABILITIES ........................................................... 61 23) OTHER LIABILITIES ....................................... 64 24) LOAN COMMITMENTS AND FINANCIAL GUARANTEE CONTRACTS ................................ 65 25) EQUITY ........................................................... 66 26) EARNINGS PER SHARE ................................. 70 27) NET INTEREST INCOME ............................... 70 28) NET FEE AND COMMISSION INCOME ........ 71 29) NET GAINS/(LOSSES) ON FINANCIAL ASSETS AND LIABILITIES MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS................. 71 30) NET GAINS/(LOSSES) ON FINANCIAL ASSETS MEASURED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME ................... 71 31) NET GAINS/(LOSSES) ON FOREIGN CURRENCY TRANSACTIONS ................................................... 71 32) INSURANCE SERVICE RESULT .................... 72 33) PERSONNEL EXPENSES ............................... 72 34) OTHER ADMINISTRATIVE EXPENSES ........ 72 35) DEPRECIATION AND AMORTIZATION ....... 73 36) OTHER OPERATING INCOME/(EXPENSES) 73 37) INCOME TAX AND SOCIAL CONTRIBUTION 73 38) OPERATING SEGMENTS .............................. 77 39) TRANSACTIONS WITH RELATED PARTIES 80 40) RISK MANAGEMENT..................................... 82 41) SUPPLEMENTARY PENSION PLANS .............. 120 42) OTHER INFORMATION ............................... 120 BRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 12 Condensed Consolidated Interim Financial Statements in IFRS | Condensed Consolidated Statements of Financial Position R$ thousands Note September 30, 2026 December 31, 2025 Assets Cash and balances with banks 5 144,568,971 137,031,197 Financial assets measured at fair value through profit or loss 6a 562,893,158 547,789,769 Financial assets measured at fair value through other comprehensive income 8 141,624,781 138,998,105 Financial assets at amortized cost 1,444,453,478 1,312,915,509 -Loans and advances to financial institutions, net of provision for expected credit losses 10 287,683,388 235,485,054 -Loans and advances to customers, net of provision for expected credit losses 11 780,282,606 744,457,062 -Securities, net of provision for expected credit losses 9 282,231,925 259,546,571 -Other financial assets 16 94,255,559 73,426,822 Non-current assets held for sale and discontinued operations 12 4,546,949 3,757,502 Investments in associates and joint ventures 13 15,035,060 13,283,440 Property and equipment 14 9,012,664 9,405,491 Intangible assets and goodwill 15 27,400,753 25,739,659 Current income and other tax assets 32,925,035 12,884,446 Deferred income tax assets 37 102,417,477 111,237,606 Other assets 16 19,052,053 17,284,492 Total assets 2,503,930,379 2,330,327,216 Liabilities Financial liabilities at amortized cost 1,739,458,949 1,626,740,058 -Deposits from banks 17 438,227,090 427,099,494 -Deposits from customers 18 756,875,695 721,274,151 -Securities issued 19 351,727,724 306,260,682 -Subordinated debt 20 49,272,445 54,714,526 -Other financial liabilities 23 143,355,995 117,391,205 Financial liabilities measured at fair value through profit or loss 6c 25,860,551 18,268,330 Other financial instruments with credit risk exposure 3,097,013 3,082,190 -Loan Commitments 11 1,787,684 1,815,386 -Financial guarantees 11 1,309,329 1,266,804 Insurance contract liabilities 21 451,315,568 419,715,476 Other provisions 19,039,690 20,563,201 Current income tax liabilities 2,335,556 2,003,486 Deferred income tax liabilities 37c 2,406,183 1,895,931 Other liabilities 23 63,830,870 59,109,914 Total liabilities 2,307,344,380 2,151,378,586 Equity 25 Capital 103,490,055 87,100,000 Treasury shares (288,591) (168,625) Capital reserves 35,973 35,973 Profit reserves 91,084,447 90,644,101 Additional paid-in capital 70,496 70,496 Accumulated other comprehensive income 264,876 804,043 Retained earnings/(losses) 388,331 (70,835) Equity attributable to controlling shareholders of the parent 195,045,587 178,415,153 Non-controlling interests 1,540,412 533,477 Total equity 196,585,999 178,948,630 Total equity and liabilities 2,503,930,379 2,330,327,216 The Notes are an integral part of the Condensed Consolidated Interim Financial Statements.BRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 13 Condensed Consolidated Interim Financial Statements in IFRS | Condensed Consolidated Statements of IncomeR$ thousands Note Three-month period ended on September 30 Nine-month period ended on September 30 2026 2025 2026 2025 Interest and similar income 76,341,373 68,707,657 225,078,032 193,865,211 Interest and similar expenses (57,459,125) (52,694,311) (168,494,939) (138,997,738) Net interest income 27 18,882,248 16,013,346 56,583,093 54,867,473 Net fee and commission income 28 7,983,282 7,980,670 23,773,236 23,014,738 Net gains on financial assets and liabilities measured at fair value through profit or loss 29 1,888,811 800,293 3,220,962 2,598,715 Net gains on financial assets measured at fair value through other comprehensive income 31,215 71,824 42,930 40,357 Net gains/(losses) on foreign currency transactions 211,084 794,285 5,340,159 (680,489) Insurance services result 32 3,288,376 2,318,660 9,454,533 8,262,198 - Insurance and pension plans revenue 16,632,030 15,435,988 49,218,684 45,271,669 - Insurance and pension expenses (13,343,654) (13,117,328) (39,764,151) (37,009,471) Operating income 5,419,486 3,985,062 18,058,584 10,220,781 Expected credit losses on loans and advances expenses 11 (8,119,625) (6,891,527) (23,895,730) (22,039,311) Expected credit losses on other financial assets 8 and 9 (359,702) 97,378 (1,508,530) 322,604 Personnel expenses 33 (6,331,886) (6,183,717) (18,652,109) (18,004,098) Other administrative expenses 34 (4,194,182) (4,076,365) (12,187,746) (11,580,048) Depreciation and amortization expenses 35 (1,681,121) (1,755,648) (5,032,327) (5,253,791) Other operating expenses 36 (4,458,809) (4,742,526) (15,814,836) (17,612,081) Operating expenses (25,145,325) (23,552,405) (77,091,278) (74,166,725) Income before income taxes and share of profit of associates and joint ventures 7,139,691 4,426,673 21,323,635 13,936,267 Share of profit of associates and joint ventures 13 462,371 453,671 1,445,753 1,336,399 Income before income taxes 7,602,062 4,880,344 22,769,388 15,272,666 Income tax benefit/(expense) 37 (166,315) 687,672 (2,857,288) 2,110,277 Net income 7,435,747 5,568,016 19,912,100 17,382,943Attributable to shareholders: Shareholders of the parent 7,330,161 5,500,665 19,647,948 17,172,215 Non-controlling interests 105,586 67,351 264,152 210,728Basic and diluted earnings per share based on the weighted average number of shares outstanding (expressed in R$ per share): – Earnings per common share 26 0.66 0.49 1.77 1.54 – Earnings per preferred share (non-subordinated) 26 0.73 0.55 1.95 1.70 The Notes are an integral part of the Condensed Consolidated Interim Financial Statements.BRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 14 Condensed Consolidated Interim Financial Statements in IFRS | Condensed Consolidated Statements of Other Comprehensive Income Note R$ thousands Three-month period ended on September 30 Nine-month period ended on September 30 2026 2025 2026 2025 Net income 7,435,747 5,568,016 19,912,100 17,382,943 Items that are or may be reclassified to the condensed consolidated statement of income Financial assets measured at fair value through other comprehensive income 1,412,315 (100,506) (473,687) 2,120,856 -Net change in fair value 2,376,663 (224,765) (987,110) 3,375,490 -Losses reclassified to statement of income 30 31,215 71,824 42,930 40,357 -Tax effect (995,563) 52,435 470,493 (1,294,991) Unrealized gains/(losses) on hedge 7 (204,921) 96,337 352,615 120,670 -Cash flow hedge (446,468) 93,797 298,437 (328,439) -Hedge of investment abroad 77,613 85,496 359,770 575,414 -Tax effect 163,934 (82,956) (305,592) (126,305) Adjustment for conversion of a foreign subsidiary (39,577) (40,289) (183,384) (288,293) Foreign currency translation differences of foreign operations (39,577) (40,289) (183,384) (288,293) Items that will not be reclassified to the condensed consolidated statement of income Net change in fair value of equity instruments measured at fair value through other comprehensive income 198,106 261,375 27,529 (1,207,515) Tax effect (71,042) (93,914) (8,197) 422,634 Other (472,380) (250,143) (254,043) (256,050) Total other comprehensive income/(loss) 822,501 (127,140) (539,167) 912,302 Total comprehensive income 8,258,248 5,440,876 19,372,933 18,295,245 Attributable to shareholders: Shareholders of the parent 8,152,662 5,373,525 19,108,781 18,084,517 Non-controlling interests 105,586 67,351 264,152 210,728 The Notes are an integral part of the Condensed Consolidated Interim Financial Statements.BRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 15 Condensed Consolidated Interim Financial Statements in IFRS | Condensed Consolidated Statements of Changes in Shareholders' EquityR$ thousands Capital Capital increase Treasury shares Capital reserves Profit reserves Additional paid-in capital Other comprehensive income/ (loss) Retained (losses) Equity attributable to controlling shareholders Non controlling shareholders Total To be paid in (1) To be realized (2) Legal Statutory Balance on December 31, 2024 87,100,000 - - (568,728) 35,973 14,294,978 70,237,225 70,496 (250,645) (2,509,646) 168,409,653 532,839 168,942,492 Net income - - - - - - - - - 17,172,215 17,172,215 210,728 17,382,943 Financial assets measured at fair value through other comprehensive income and gains and losses on hedge - - - - - - - - 1,456,645 - 1,456,645 - 1,456,645 Foreign currency translation adjustment - - - - - - - - (288,293) - (288,293) - (288,293) Other - - - - - - - - (256,050) - (256,050) - (256,050) Comprehensive income/(loss) - - - - - - - - 912,302 17,172,215 18,084,517 210,728 18,295,245 Decrease of non-controlling shareholders' interest - - - - - - - - - - - (234,365) (234,365) Transfers to reserves - - - - - 903,675 6,533,510 - - (7,437,185) - - - Acquisition of treasury shares - - - (222,621) - - - - - - (222,621) - (222,621) Cancellation of treasury shares - - - 622,724 - - (622,724) - - - - - - Interest on equity - - - - - - - - - (10,636,324) (10,636,324) - (10,636,324) Balance on September 30, 2025 87,100,000 - - (168,625) 35,973 15,198,653 76,148,011 70,496 661,657 (3,410,940) 175,635,225 509,202 176,144,427Balance December 31, 2025 87,100,000 - - (168,625) 35,973 15,356,673 75,287,428 70,496 804,043 (70,835) 178,415,153 533,477 178,948,630 Net income - - - - - - - - - 19,647,948 19,647,948 264,152 19,912,100 Financial assets measured at fair value through other comprehensive income and gains and losses on hedge - - - - - - - - (101,740) - (101,740) - (101,740) Foreign currency translation adjustment - - - - - - - - (183,384) - (183,384) - (183,384) Other - - - - - - - - (254,043) - (254,043) - (254,043) Comprehensive income/(loss) - - - - - - - - (539,167) 19,647,948 19,108,781 264,152 19,372,933 Increase of non-controlling shareholders' interest - - - - - - - - - - - 742,783 742,783 Capital increase with reserves 6,670,000 - - - - (6,670,000) - - - - - - - Capital increase through share subscription - 10,000,000 (279,945) - - - - - - - 9,720,055 - 9,720,055 Transfers to reserves - - - - - 959,439 6,150,907 - - (7,110,346) - - - Acquisition of treasury shares - - - (119,966) - - - - - - (119,966) - (119,966) Interest on equity - - - - - - - - - (12,078,436) (12,078,436) - (12,078,436) Balance September 30, 2026 93,770,000 10,000,000 (279,945) (288,591) 35,973 9,646,112 81,438,335 70,496 264,876 388,331 195,045,587 1,540,412 196,585,999 (1) Approved by the Brazilian Central Bank on October 08, 2026 (Note 25b); (2) Refers to the unsubscribed shares issued in connection with the capital increase, which were offered at an auction held on October 02, 2026, with all shares being sold.The accompanying notes are an integral part of these Consolidated Financial Statements. BRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 16 Condensed Consolidated Interim Financial Statements in IFRS | Condensed Consolidated Statements of Cash Flows R$ thousands Nine-month period ended on September 30 2026 2025 Operating activities Income before income taxes 22,769,388 15,272,666 Adjustments to reconcile income before income tax to net cash flow from operating activities: Expected credit losses on loans and advances 23,895,730 22,039,311 Change in insurance contract liabilities 30,061,749 27,594,306 Net (Gains) on financial assets measured at fair value through other comprehensive income (42,930) (40,357) Expenses with provisions and legal proceedings 4,838,658 7,952,885 Impairment of financial assets 1,508,530 (322,604) Depreciation 1,638,856 1,805,552 Amortization of intangible assets 3,796,014 3,448,239 Share of profit of associates and joint ventures, net of tax (1,445,753) (1,336,399) (Gains) on disposal of non-current assets held for sale and discontinued operations, net of tax (90,569) (143,140) Losses from disposal of property and equipment 8,379 117,796 (Gains) on the sale of investments in associates, net of tax (417) (51,709) Effect of changes in foreign exchange rates on cash and cash equivalents 146,967 200,715 (Increase)/Decrease in assets (234,648,133) (288,540,711) Compulsory deposits with the Central Bank (1,984,128) 1,077,875 Loans and advances to financial institutions 18,529,334 (14,148,048) Loans and advances to customers (161,793,470) (146,268,864) Financial assets measured at fair value through profit or loss (11,733,850) (102,124,807) Other assets (77,666,019) (27,076,867) Increase in Liabilities 224,154,117 164,184,996 Deposits from banks 54,658,495 61,351,296 Deposits from customers 83,352,841 56,843,501 Financial liabilities measured at fair value through profit or loss 7,592,221 4,902,002 Insurance contract liabilities 1,538,343 3,155,588 Other provisions (6,362,169) (7,359,620) Other liabilities 83,374,386 45,292,229 Cash generated by/(used in) operations 76,590,586 (47,818,454) Interest received of loans 99,934,424 87,186,776 Interest paid (91,282,196) (76,066,858) Income tax and social contribution paid (12,836,033) (5,983,130) Net cash provided by/(used in) operating activities 72,406,781 (42,681,666) Investing activities (Acquisition) of financial assets measured at fair value through other comprehensive income (102,993,046) (63,446,171) Disposal of financial assets measured at fair value through other comprehensive income 103,023,861 86,271,679 Maturity of financial assets at amortized cost 84,587,793 89,891,202 (Acquisition) of financial assets at amortized cost (111,433,539) (73,695,499) Disposal of non-current assets held for sale and discontinued operations 1,857,530 730,435 (Acquisitions) of investments in associates (1,006,196) (2,728,230) Disposal of investments in associates - 16,711 Dividends and interest on equity received 423,131 282,987 (Acquisition) of property and equipment (1,629,969) (3,520,108) Proceeds from sale of property and equipment 643,158 670,849 (Acquisition) of intangible assets (5,457,108) (3,861,887) Interest received from financial assets measured at fair value through other comprehensive income and amortized cost 38,287,557 38,273,729 Net cash provided by / (used in) investing activities 6,303,172 68,885,697 Financing activities Funds from securities issued 95,764,374 106,148,486 Payments on securities issued (52,133,509) (72,562,985) Funds from subordinated debt issued 3,552,300 5,555,700 Payments on subordinated debt (6,627,396) (11,773,420) Condensed Consolidated Interim Financial Statements in IFRS | Condensed Consolidated Statements of Cash Flows Nine-month period ended on September 30 R$ thousands 2026 2025 Lease payments Non-controlling Interests' share of retained earnings (845,306) (1,135,546) Interest paid from funds from securities issued and subordinated debt 742,783 (234,365) Interest on equity/dividends paid (36,662,964) (25,012,341) Capital increase through share subscription (15,652,965) (9,164,054) Acquisition of treasury shares 9,720,055 - Net cash provided by/(used in) financing activities (119,966) (222,621) (2,262,594) (8,401,146) Increase in cash and cash equivalents Cash and cash equivalents (Note 5) 76,447,359 At the beginning of the period 17,802,885 Effect of changes in foreign exchange rates on cash and cash equivalents 193,516,834 208,023,801 At period end (146,967) (200,715) 269,817,226 225,625,971 Increase in cash and cash equivalents 76,447,359 17,802,885 The Notes are an integral part of the Condensed Consolidated Interim Financial Statements. 17 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements 1) GENERAL INFORMATION Banco Bradesco S.A. (“Bradesco”, the “Bank”, the “Company” or, together with its subsidiaries, the “Organization”) is a publicly traded company established according to the laws of the Federative Republic of Brazil with headquarters in the city of Osasco, state of São Paulo, Brazil. Bradesco is a multiple-service bank, present in all Brazilian municipalities, incorporated in accordance with Brazilian banking regulations, operating primarily in two segments: banking and insurance. The Bank is subject to the Brazilian banking regulations and operates throughout all of Brazil. The banking segment includes a range of banking activities, serving individual and corporate customers in the following operations: investment banking, national and international banking operations, investment fund management and consortium administration. The insurance segment covers life, pension, health and non-life portfolio. The retail banking products include demand deposits, savings deposits, time deposits, mutual funds, foreign exchange services and a range of loans and advances, including overdrafts, credit cards and loans with repayments in installments. The services provided to corporate entities include fund management and treasury services, foreign exchange operations, corporate finance and investment banking services, hedge and finance operations including working capital financing, lease and loans with repayments in installments. These services are provided, mainly, in domestic markets, but also include international services on a smaller scale. The Company was originally listed on the São Paulo Stock Exchange (“B3”) under the tickers BBDC3 and BBDC4 and, additionally, on the New York Stock Exchange (“NYSE”) under the ticker BBD. The condensed consolidated interim financial statements were approved by the Board of Directors on October 22, 2026. 2) MATERIAL ACCOUNTING POLICIES These condensed consolidated interim financial statements were prepared in accordance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). These condensed consolidated interim financial statements should be read in conjunction with the Organization's Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023. They do not include all the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards - Accounting Standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Organization financial position and financial performance since the last annual financial statements. The condensed consolidated interim financial statements were prepared in accordance with the policies and criteria adopted for the annual Consolidated Financial Statements of the fiscal year ended December 31, 2025, and should be analyzed in conjunction with those statements. 18 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements Some numbers included in these condensed consolidated interim financial statements have been subject to rounding adjustments. Therefore, the values indicated as totals in some tables may not be the arithmetic sum of the numbers that precede them. 19 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRSBRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 20 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements a) ConsolidationThe condensed consolidated interim financial statements include the financial statements of Bradesco and those of its direct and indirect subsidiaries, including exclusive mutual funds and special purpose entities.Below are the principal directly and indirectly owned companies and investment funds included in the condensed consolidated interim financial statements:Headquarters' location Activity Equity interest Total participation of the Voting Capital September 30, 2026 December 31, 2025 September 30, 2026 December 31, 2025 Financial Sector – Brazil Ágora Corretora de Títulos e Valores Mobiliários S.A. São Paulo - Brazil Brokerage 100.00% 100.00% 100.00% 100.00% Banco Bradescard S.A. São Paulo - Brazil Credit Card Issuer 100.00% 100.00% 100.00% 100.00% Banco Bradesco BBI S.A. São Paulo - Brazil Investment banking 100.00% 100.00% 100.00% 100.00% Banco Bradesco BERJ S.A. São Paulo - Brazil Banking 100.00% 100.00% 100.00% 100.00% Banco Bradesco Financiamentos S.A. São Paulo - Brazil Banking 100.00% 100.00% 100.00% 100.00% Banco Losango S.A. Banco Múltiplo Rio de Janeiro - Brazil Banking 100.00% 100.00% 100.00% 100.00% Bradesco Administradora de Consórcios Ltda. São Paulo - Brazil Consortium management 100.00% 100.00% 100.00% 100.00% Bradesco Leasing S.A. Arrendamento Mercantil São Paulo - Brazil Leasing 100.00% 100.00% 100.00% 100.00% Bradesco-Kirton Corretora de Câmbio S.A. São Paulo - Brazil Exchange Broker 99.97% 99.97% 99.97% 99.97% Bradesco S.A. Corretora de Títulos e Valores Mobiliários São Paulo - Brazil Brokerage 100.00% 100.00% 100.00% 100.00% Kirton Bank S.A. Banco Múltiplo São Paulo - Brazil Banking 100.00% 100.00% 100.00% 100.00% Banco Digio S.A. São Paulo - Brazil Digital Banking 100.00% 100.00% 100.00% 100.00% Tivio Capital Distribuidora de Títulos e Valores Mobiliários S.A. (1) São Paulo - Brazil Asset management 100.00% 61.56% 100.00% 61.56% Tempo Serviços Ltda. Minas Gerais - Brazil Services 100.00% 100.00% 100.00% 100.00% Financial Sector – Overseas Banco Bradesco Europa S.A. (2) Luxembourg - Luxembourg Banking 100.00% 100.00% 100.00% 100.00% Banco Bradesco S.A. Grand Cayman Branch (2) Georgetown - Cayman Islands Banking 100.00% 100.00% 100.00% 100.00% Banco Bradesco S.A. New York Branch (2) New York - United States Banking 100.00% 100.00% 100.00% 100.00% Bradesco Securities, Inc. (2) New York - United States Brokerage 100.00% 100.00% 100.00% 100.00% Bradesco Securities, UK. Limited (2) London - United Kingdom Brokerage 100.00% 100.00% 100.00% 100.00% Bradesco Securities, Hong Kong Limited (2) Hong Kong - China Brokerage 100.00% 100.00% 100.00% 100.00% Bradescard México, sociedad de Responsabilidad Limitada (3) Jalisco - Mexico Credit Card 100.00% 100.00% 100.00% 100.00% Bradesco Bank (4) Florida - United States Banking 100.00% 100.00% 100.00% 100.00% Insurance, Pension Plan and Capitalization Bond Sector - Brazil Bradesco Auto/RE Companhia de Seguros Rio de Janeiro - Brazil Insurance 100.00% 100.00% 100.00% 100.00% Bradesco Capitalização S.A. São Paulo - Brazil Capitalization bonds 100.00% 100.00% 100.00% 100.00% Bradesco Seguros S.A. São Paulo - Brazil Insurance 99.96% 99.96% 99.96% 99.96% Bradesco Vida e Previdência S.A. São Paulo - Brazil Pension plan/Insurance 100.00% 100.00% 100.00% 100.00% Bradsaúde S.A. (5) São Paulo - Brazil Healthcare 91.35% 53.54% 91.35% 53.54% Insurance - Overseas Bradesco Argentina de Seguros S.A. (2) Buenos Aires - Argentina Insurance 99.98% 99.98% 99.98% 99.98%BRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 21 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements (1) In February 2026, there was a capital increase through the issuance of shares. In April 2026, all shares of this company were acquired; (2) Brazilian real is the functional currency of these overseas companies; (3) Mexican Peso is the functional currency of these overseas companies; (4) US Dollar is the functional currency of these overseas companies; (5) Name change from Odontoprev S.A. to Bradsaúde S.A. due to the healthcare business restructuring in April 2026 (Note 42b); and (6) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.Headquarters' location Activity Equity interest Total participation of the Voting Capital September 30, 2026 December 31, 2025 September 30, 2026 December 31, 2025 Other Activities - Brazil Andorra Holdings S.A. São Paulo - Brazil Holding 100.00% 100.00% 100.00% 100.00% Bradseg Participações S.A. São Paulo - Brazil Holding 100.00% 100.00% 100.00% 100.00% Nova Paiol Participações Ltda. São Paulo - Brazil Holding 100.00% 100.00% 100.00% 100.00% Bradescor Corretora de Seguros Ltda. São Paulo - Brazil Insurance Brokerage 100.00% 100.00% 100.00% 100.00% BSP Empreendimentos Imobiliários S.A. São Paulo - Brazil Real estate 100.00% 100.00% 100.00% 100.00% Cia. Securitizadora de Créditos Financeiros São Paulo - Brazil Credit acquisition 100.00% 100.00% 100.00% 100.00% Investment Funds (6) Bradesco FIC FI RF Cred Priv Premium PGBL/VGBL São Paulo - Brazil Investment Fund 100.00% 100.00% 100.00% 100.00% Brad Priv Performance FICFI RF Cred PRIV PGBL/VGBL São Paulo - Brazil Investment Fund 100.00% 100.00% 100.00% 100.00% Brad Private PB FIC FI RF Cred Priv PGBL/VGBL São Paulo - Brazil Investment Fund 100.00% 100.00% 100.00% 100.00% Bradesco Ultra PGBL/VGBL FIC FI RF Cred Priv São Paulo - Brazil Investment Fund 100.00% 100.00% 100.00% 100.00% Bradesco FIC de FI Renda Fixa A PGBL/VGBL São Paulo - Brazil Investment Fund 100.00% 100.00% 100.00% 100.00% Bradesco FI Mult Cred Priv Inv Exterior Pioneiro São Paulo - Brazil Investment Fund 100.00% 100.00% 100.00% 100.00% Bradesco FI Referenciado DI União São Paulo - Brazil Investment Fund 98.01% 92.86% 98.01% 92.86% Alpha Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior São Paulo - Brazil Investment Fund 100.00% 100.00% 100.00% 100.00% Bradesco FIC FI R.F. PGBL/VGBL Fix Plus São Paulo - Brazil Investment Fund 100.00% 100.00% 100.00% 100.00% Bradesco FIC FI Referenciado DI Galáxia São Paulo - Brazil Investment Fund 100.00% 100.00% 100.00% 100.00% Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements 3) NEW STANDARDS AND AMENDMENTS AND INTERPRETATIONS OF EXISTING STANDARDS a) Standards, amendments and interpretations of standards adopted from January 1, 2026 Amendments to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments The amendments, issued in May 2024, clarify the classification of financial assets with environmental, social and corporate governance (ESG) and similar characteristics, in addition to addressing criteria for the settlement of liabilities through electronic payment systems. These amendments came into force as of January 1, 2026 and the Organization concluded that there were no impacts with the application of this standard. Amendments to IFRS 9 and IFRS 7 - Contracts Referenced to Electricity Depending on Nature The amendments, issued in December 2024, aim to improve how companies report the financial effects of nature-dependent electricity contracts, often structured as power purchase agreements (PPAs). The amendments include clarifications of the application of 'own use' requirements, allowing hedge accounting if these contracts are used as hedging instruments, and add new disclosure requirements to help investors understand the impact of these contracts on companies' financial performance and cash flows. These amendments came into force from January 1, 2026, and the Organization concluded that there were no impacts with the application of this standard. b) Standards, amendments and interpretations of standards issued but not yet effective IFRS 18 - Presentation and Disclosure in Financial Statements The new standard, issued in April 2024, replaces IAS 1 - Presentation of Financial Statements and introduces new requirements to improve disclosure of the financial performance of companies, including: Three categories defined for income and expenses – operating, investments and financing – and new defined subtotals, including operating income; Disclosure of information on company-specific indicators related to the statement of income, called performance measures defined by management; Improved guidance on the aggregation of information and whether it should be provided in the primary financial statements or in the notes; Greater transparency for operating expenses; and specific requirements on how companies, such as banks and insurance companies, classify revenues and expenses in the operating category. IFRS 18 will go into effect on January 1, 2027. The Organization is assessing the impacts of the new standard. IFRS 19 – Subsidiaries without Public Accountability The new standard, issued in May 2024, allows eligible subsidiaries to use IFRS accounting standards with reduced disclosures. This will reduce the costs of preparing financial statements for these subsidiaries, while maintaining the usefulness of the information for users of their financial statements. IFRS 19 will go into effect on January 1, 2027. The Organization concluded that the initial application of this Standard will not have any impact. 22 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements Amendments to IAS 21 – Hyperinflationary Presentation Currency The IASB has proposed amendments to IAS 21 to address the lack of guidance on how to translate financial statements when an entity presents its financial statements in a hyperinflationary presentation currency but has a non‑hyperinflationary functional currency or foreign operations in that condition. The proposal requires translation using the closing rate for all amounts, with disclosure on the adoption of this approach and the presentation of summarized information on affected foreign operations. The amendments will be effective on January 1, 2027. The Organization is assessing the impacts of the new standard. IFRS 20 – Regulatory Assets and Regulatory Liabilities Issued by the IASB in May 2026, IFRS 20 establishes requirements for the recognition, measurement, presentation, and disclosure of the effects arising from certain rate regulated activities. The core principle of the standard is the recognition of regulatory assets and regulatory liabilities resulting from timing differences between the period in which regulated goods or services are provided and the period in which the related compensation is recovered from, or returned to, customers through regulated rates. IFRS 20 replaces IFRS 14 – Regulatory Deferral Accounts and is effective for annual reporting periods beginning on or after January 1, 2029, with earlier application permitted. The Organization is currently assessing the impacts of the new standard. Amendments to IAS 28 – Fair Value Option for Investments in Associates and Joint Ventures The IASB approved amendments to IAS 28 aimed at clarifying which entities may elect to measure investments in associates and joint ventures at fair value through profit or loss. The amendments provide guidance on the scope of the expression “similar entities, including investment-linked insurance funds,” as the IASB established eligibility criteria by reference to the definition of an “investment entity” set out in IFRS 10 – Consolidated Financial Statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2027. The Organization has concluded that the application of these amendments will not have any impact on its financial statements. 4) ESTIMATES AND JUDGMENTS In preparing these condensed consolidated interim financial statements, management has made judgments and estimates about the future that affect the application of accounting policies and the reported amounts of assets and liabilities, income, and expenses. Actual results may differ from these estimates. The significant estimates and judgments made by management in applying the Organization’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements. 23 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRSBRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 24 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements5) CASH, CASH EQUIVALENTS AND BALANCES WITH BANKSa) Cash, cash equivalents and balances with banksR$ thousands September 30, 2026 December 31, 2025 Cash and due from banks in domestic currency 12,646,206 12,518,263 Cash and due from banks in foreign currency 1,059,190 2,833,485 Reverse repurchase agreements (1) (a) 238,611,832 167,865,086 Discretionary deposits at the Central Bank 17,499,998 10,300,000 Cash and cash equivalents 269,817,226 193,516,834 Compulsory deposits with the Central Bank (2) 113,363,577 111,379,449 Cash, cash equivalents and balances with banks (b) 383,180,803 304,896,283 Cash and balances with banks (b) - (a) 144,568,971 137,031,197 (1) Refers to operations with a remaining maturity of 90 days or less as of the investment date and that are subject to an insignificant risk of changes in fair value. These balances are presented under “Loans to Financial Institutions” (Note 10); and (2) Compulsory deposits with the Central Bank of Brazil (Bacen) refers to a minimum balance that financial institutions must maintain at the Central Bank of Brazil based on a percentage of deposits received from third parties.6) FINANCIAL ASSETS AND LIABILITIES MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSSa) Financial assets measured at fair value through profit or lossR$ thousands September 30, 2026 December 31, 2025 Financial assets Brazilian government bonds 376,729,030 395,031,887 Bank debt securities 37,033,339 43,367,217 Corporate debt and marketable equity securities 84,189,849 69,444,655 Mutual funds 36,304,538 18,840,361 Brazilian sovereign bonds 493,722 188,999 Foreign governments securities 112,111 66,555 Derivative financial instruments 28,030,569 20,850,095 Total 562,893,158 547,789,769b) MaturityR$ thousands September 30, 2026 December 31, 2025 Maturity of up to one year 98,597,521 104,436,644 Maturity of one to five years 274,115,602 324,982,243 Maturity of five to 10 years 107,662,399 63,317,857 Maturity of over 10 years 16,858,182 12,676,571 No stated maturity 65,659,454 42,376,454 Total 562,893,158 547,789,769The financial instruments pledged as collateral classified as “Financial assets measured at fair value through profit or loss”, totaled R$7,443,905 thousand September 30, 2026 (R$81,235,231 thousand December 31, 2025), being composed primarily of Brazilian government bonds.c) Liabilities measured at fair value through profit or lossR$ thousands September 30, 2026 December 31, 2025 Derivative financial instruments 25,860,551 18,268,330 Total 25,860,551 18,268,330Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements 7) DERIVATIVE FINANCIAL INSTRUMENTS Bradesco carries out transactions with derivative financial instruments, which are recognized in the consolidated statements of financial position, to meet its own needs in managing its global exposure. These operations involve a range of derivatives, such as interest rate and currency swaps, futures, options, forward contracts and credit derivative instruments. Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries. Derivative financial instruments are measured at fair value and classified in the fair value through profit or loss (FVTPL) category. Fair value is generally determined based on quoted market prices or quotations for assets or liabilities with similar characteristics. When such quotations are not available, fair value is estimated on information from market operators, pricing models, discounted cash flow, or similar techniques. In these cases, determining fair value may require significant judgment or estimation by Management. The fair value of swaps is determined using discounted cash flow modeling techniques, utilizing yield curves that reflect appropriate risk factors. These curves are applied to the pricing of currency swaps, interest rate swaps, and swaps with other risk factors. The information used to construct yield curves is obtained primarily from B3 and the domestic and international secondary markets. The fair value of futures and forward contracts is determined based on market price quotations for exchange-traded derivatives or using methodologies similar to those used in pricing swaps. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of the underlying assets. The fair value of credit derivative instruments is determined based on market price quotations or obtained from specialized entities. Current market prices are used to calculate volatility. To estimate the fair value of over-the-counter derivatives, the credit quality of each counterparty is also taken into account, thus associating an expected credit losses for each derivative portfolio (Credit valuation adjustment). The derivative financial instruments held by Bradesco in Brazil primarily consist of swaps, options and futures, and are registered with B3. Derivatives held abroad refer to swaps, forwards, options, credit derivative instruments and futures transactions carried out, substantially, on the Chicago and New York Stock Exchanges, as well as on the over the-counter market. Macro strategies are defined for the Trading (proprietary) and Banking portfolios. Trading Portfolio transactions, including derivatives, seek gains from directional movements in prices and/or rates, arbitrage, hedge and market-maker strategies that may be fully or partially settled before the originally stipulated maturity date. The Banking Portfolio focuses on commercial transactions and their hedges. 25 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRSBRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 26 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial StatementsPortfolio risk is controlled using information consolidated by risk factor; effective portfolio risk management requires joint use of derivatives with other instruments, including stocks and bonds.R$ thousands September 30, 2026 December 31, 2025 Notional value Fair Value Notional value Fair Value Futures contracts Purchase commitments: 248,017,298 (256,960) 232,864,244 (450,905) - Interbank market 141,360,872 40,989 150,634,305 17,542 - Foreign currency 74,529,106 (307,836) 54,344,313 (471,042) - Other 32,127,320 9,887 27,885,626 2,595 Sale commitments: 254,690,347 316,136 165,612,193 523,762 - Interbank market (1) 173,026,742 (73,559) 111,724,128 (21,535) - Foreign currency (2) 47,718,454 376,394 30,741,161 530,151 - Other 33,945,151 13,301 23,146,904 15,146Option contracts Purchase commitments: 864,589,534 2,326,041 783,864,910 1,828,145 - Interbank market 749,274,853 143,174 718,584,779 106,261 - Foreign currency 14,879,580 973,118 9,616,237 1,121,228 - Other 100,435,101 1,209,749 55,663,894 600,656 Sale commitments: 873,835,157 (3,341,282) 790,685,040 (2,645,067) - Interbank market 769,430,710 (159,048) 721,019,609 (113,341) - Foreign currency 16,703,978 (1,166,608) 15,908,308 (947,331) - Other 87,700,469 (2,015,626) 53,757,123 (1,584,395)Forward contracts Purchase commitments: 123,731,470 1,448,156 76,859,205 (200,542) - Foreign currency 102,500,217 (1,492,788) 64,714,131 (1,459,502) - Other 21,231,253 2,940,944 12,145,074 1,258,960 Sale commitments: 94,125,121 (759,128) 53,889,171 456,033 - Foreign currency (2) 80,221,757 637,890 45,530,533 520,221 - Other 13,903,364 (1,397,018) 8,358,638 (64,188)Swap contracts Assets (long position): 184,179,550 10,513,638 928,071,044 9,550,875 - Interbank market 88,311,664 5,948,471 75,975,089 4,695,032 - Fixed rate 17,792,221 585,675 315,081,578 454,827 - Foreign currency 51,356,244 1,227,538 521,032,423 2,485,099 - IGPM (General Index of market pricing) 30,049 31,931 31,221 29,994 - Other 26,689,372 2,720,023 15,950,733 1,885,923 Liabilities (short position): 113,632,359 (8,076,584) 873,497,122 (6,480,535) - Interbank market 49,993,921 (2,182,386) 32,343,513 (1,378,695) - Fixed rate 12,223,075 (948,032) 470,848,308 (725,508) - Foreign currency 18,745,109 (2,336,344) 355,159,513 (2,649,262) - IGPM (General Index of market pricing) 103,000 (126,570) 103,000 (116,300) - Other 32,567,254 (2,483,252) 15,042,788 (1,610,770) Total 2,756,800,836 2,170,017 3,905,342,929 2,581,766 Derivatives include operations maturing in D+1 (day following the reporting date). (1) Includes: (i) accounting cash flow hedges to protect DI-indexed (interbank interest rate) funding totaling R$119,275,697 thousand (R$100,113,669 thousand December 31, 2025); and (ii) accounting cash flow hedges to protect DI-indexed investments totaling R$16,410,837 thousand (R$10,625,523 thousand December 31, 2025) (Note 7f II); and (2) Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad totaling R$40,112,074 thousand (R$39,781,569 thousand December 31, 2025).Swaps include contracts of interest rates, foreign currency and cross currency and interest rates in which payments of interest or the principal or in one or two different currencies are exchanged for a contractual period. The risks of swap contracts refer to the potential inability or unwillingness of the counterparties to comply with the contractual terms and the risk associated with changes in market conditions due to changes in the interest rates and the currency exchange rates.Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements The interest rate and currency futures and the forward contracts of interest rates call for subsequent delivery of an instrument at a specific price or specific profitability. The reference values constitute a nominal value of the respective instrument whose variations in price are settled daily. The credit risk associated with futures contracts is minimized due to these daily settlements. Futures contracts are also subject to risk of changes in interest rates or in the value of the respective instruments. Credit Default Swap – CDS In general, these represent a bilateral contract in which one of the counterparties buys protection against a credit risk of a particular financial instrument (it’s risk is transferred). The counterparty that sells the protection receives a remuneration that is usually paid linearly over the life of the operation. In the event of a default, the counterparty who purchased the protection will receive a payment, the purpose of which is to compensate for the loss of value in the financial instrument. In this case, the counterparty that sells the protection normally will receive the underlying asset in exchange for said payment. R$ thousands September 30, 2026 (1) December 31, 2025 Risk received in credit swaps - Notional - Debt securities issued by companies 2,259,225 1,840,305 - Brazilian government bonds 1,300,831 1,195,369 Risk transferred in credit swaps - Notional 958,394 644,936 - Companies bonds (129,523) (137,560) (129,523) (1) The adjustment to the fair value of credit swaps for risk received is R$(21,339) thousand (R$1,703 thousand December 31, 2025) and for risk transferred R$538 thousand (R$2 thousand December 31, 2025). (137,560) The contracts related to credit derivative transactions described above are due in 2036. There were no credit events, as defined in the agreements, during the period. Hedge Accounting Hedge accounting is a practice that uses derivative financial instruments with the objective of reducing or eliminating the accounting mismatches that exist in a hedging relationship between a hedging instrument and a hedged item. In other words, this methodology seeks to offset, in whole or in part, the risks arising from exposures to specific factors that may affect the Organization’s statements of income or other comprehensive income. The hedge effectiveness may be impacted primarily when, during the hedging relationship period, changes occur in the market risk environment or in the counterparty’s credit risk. As of September 30, 2026, Bradesco maintained hedge positions, composed of: Cash Flow Hedges The financial instruments classified in this category, aim to reduce exposure to future changes in interest and foreign exchange rates. The effective portion of the changes in fair value of these instruments, is evaluated using the methodology of comparing the adjustment to the fair value of the instruments and recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the income statement in two situations: (i) in case of ineffectiveness of the hedge; or (ii) 27 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements when the hedged item is settled. The ineffective portion of the respective hedge is recognized directly in the statement of income. With respect to the DI floating interest rate risk, the hedge accounting strategies designated for the instruments classified in this category make use of DI Futures contracts traded on B3, swaps and IRS of FED Funds. The maturity terms extend through 2032, converting the cash flows into fixed rates. The effectiveness measured in the hedge portfolio complies with the applicable regulatory requirements. The ineffective portion is recognized directly in statement of income. Object R$ thousands Instruments Strategy Hedge object (carrying amount) Hedge instrument (nominal value) Hedge instrument (carrying amount) Fair value adjustment recorded in equity* (effective portion) September 30, 2026 Assets Securities Hedge - interest receipts 16,824,600 16,534,356 Liabilities 16,410,837 (123,519) Funding hedge - interest payments 117,956,165 119,150,311 119,275,697 125,386 December 31, 2025 Assets Securities Hedge - interest receipts 11,034,575 10,665,135 Liabilities 10,625,523 (39,611) Funding hedge - interest payments 102,370,447 100,352,489 * Gross tax effects. Changes in the value of the hedged item used as the basis for recognizing hedge ineffectiveness for the period are reflected in the fair value of the instrument through effectiveness testing. 100,113,669 (238,820) For the nine-month period ended September 30, 2026, an amount of R$ (831) thousand was recorded in statement of income (2025 - R$ 0 thousand). Fair value hedge The financial instruments classified in this category are intended to offset the risks arising from exposure to changes in the fair value of the hedged item. The effective portion of the gains or losses on the instrument is measured by variation of adjustment to the fair value of the instruments and is recognized in statement of income, net of tax effects. Related to the risk exposure of fixed-rate funding liabilities and fixed-rate government securities, the hedge accounting strategies designated for the instruments classified in this category make use of DI Futures contracts, with maturities extending through 2036. The effectiveness assessed for the hedge portfolio is in compliance with the requirements established by the applicable regulations. There was an ineffective portion in the nine-month period ended September 30, 2026, the amount of R$7 thousand (2025 – R$ 0). 28 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements Object R$ thousands Instruments Strategy Hedge object (carrying amount) Fair value adjustment recorded in income* (effective portion) Fair value adjustment Hedge instrument (nominal value) Hedge instruments (fair value) Assets Government Securities Hedge 2,439 15 Liabilities 2,569 2,554 (15) Financial letter hedge 134,647 3,161 138,467 135,336 (3,131) Total September 30, 2026 137,086 3,176 141,036 137,890 (3,146) Liabilities Financial letter hedge Total December 31, 2025 79,857 1,489 81,342 79,938 (1,405) 79,857 1,489 (*) Gross of tax effects. 81,342 79,938 (1,405) Hedge of investments abroad The financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the Brazilian real, which impacts the net income of the Organization. For foreign investment hedge strategies, prospective effectiveness is assessed by demonstrating the existence of an economic relationship between the hedged item and the hedging instrument, including tests based on stress scenarios. Retrospective effectiveness is assessed by comparing the foreign exchange variation of the investment with the foreign exchange variation of the derivative, taking into account the related tax effects. The hedge ratio is determined by dividing the foreign exchange variation of the hedged item by the foreign exchange variation of the hedging instrument. Economic offset arises because both are exposed to the same risk factor (foreign exchange risk), with the effective portion recognized in equity (Other Comprehensive Income - OCI) and the ineffective portion recognized immediately in statement of income. Both strategies are designed to achieve an effective level of economic offset, reflecting the risk management strategy adopted by Management. With respect to foreign currency risk, for which the functional currency differs from the Brazilian real, the hedge accounting strategies designated for the instruments classified in this category make use of Forward contracts and U.S. Dollar Futures contracts, with the hedged item being the foreign investment referenced in MXN (Mexican Peso) and USD (U.S. Dollar). The effectiveness verified in the hedge portfolio is in accordance with current regulations. 29 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements Object R$ thousands Instruments Strategy Hedge object (carrying amount) Hedge instrument (nominal value) Hedge instrument (carrying amount) Fair value adjustment recorded in equity* (effective portion) Assets Hedge of net investment in a foreign operation 5,301,778 6,643,877 Total September 30, 2026 5,796,211 (847,666) 5,301,778 6,643,877 5,796,211 (847,666) Assets Hedge of net investment in a foreign operation 5,177,416 7,084,010 Total December 31, 2025 5,876,575 5,177,416 7,084,010 5,876,575 (1,207,436) * Gross tax effects. Changes in the value of the hedged item used as the basis for recognizing hedge ineffectiveness for the period are reflected in the fair value of the instrument through effectiveness testing. (1,207,436) The ineffective portion is recognized directly in statement of income. For the period ended September 30, 2026, the ineffective portion recognized in statement of income amounted to R$ (1,005) thousand (2025 - R$ 3,317 thousand). Unobservable gains on initial recognition When the valuation depends on unobservable data any initial gain or loss on financial instruments is deferred over the life of the contract or until the instrument is redeemed, transferred, sold or the fair value becomes observable. All derivatives which are part of the hedge relationships are valued on the basis of observable market data. The nominal values do not reflect the actual risk assumed by the Organization, since the net position of these financial instruments arises from compensation and/or combination thereof. The net position is used by the Organization particularly to protect interest rates, the price of the underlying assets or exchange risk. The result of these financial instruments is recognized in “Net gains/(losses) on financial assets and liabilities measured at fair value through profit or loss”, in the consolidated statement of income. Offsetting of financial assets and liabilities A financial asset and a financial liability are offset and their net value presented in the consolidated statements of financial position when, and only when, there is a legally enforceable right to offset the amounts recognized and the Organization intends to settle them on a net basis, or to realize the asset and settle the liability simultaneously. The right of offset is exercised upon the occurrence of certain events, such as the default of bank loans or other credit events. Given the non occurrence of these events, as of September 30, 2026 and December 31, 2025, Bradesco did not offset any financial assets and financial liabilities in its consolidated statements of financial position. 30 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRSBRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 31 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements The table below presents financial assets and liabilities subject to net settlement:R$ thousands September 30, 2026 December 31, 2025 Gross amount Net amount Gross amount Net amount Financial assets Interbank investments 272,665,403 272,665,403 218,329,819 218,329,819 Derivative financial instruments 28,030,569 28,030,569 20,850,095 20,850,095Financial liabilities Securities sold under agreements to repurchase 227,246,901 227,246,901 160,636,183 160,636,183 Derivative financial instruments 25,860,551 25,860,551 18,268,330 18,268,3308) FINANCIAL ASSETS MEASURED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOMEa) Financial assets measured at fair value through other comprehensive incomeR$ thousands Amortized cost Unrealized positive fair value adjustments Unrealized negative fair value adjustments Fair Value Brazilian government bonds 128,205,520 394,809 (6,333,949) 122,266,380 Corporate debt securities 6,084,285 16,175 (162,859) 5,937,601 Bank debt securities 1,167,982 790 (16,323) 1,152,449 Brazilian government bonds issued abroad 4,669,462 22,994 (92,139) 4,600,317 Foreign governments securities 3,180,615 654 (50,081) 3,131,188 Mutual funds 96,796 39,491 - 136,287 Marketable equity securities and other stocks 5,237,876 332,574 (1,169,891) 4,400,559 Balances September 30, 2026 148,642,536 807,487 (7,825,242) 141,624,781Brazilian government bonds 112,830,390 291,814 (6,405,576) 106,716,628 Corporate debt securities 8,721,363 25,793 (90,252) 8,656,904 Bank debt securities 1,781,089 10,854 (3,193) 1,788,750 Brazilian government bonds issued abroad 7,818,067 70,339 (71,589) 7,816,817 Foreign governments securities 8,167,066 16,372 (5,507) 8,177,931 Mutual funds 90,743 31,365 - 122,108 Marketable equity securities and other stocks 6,583,814 394,761 (1,259,608) 5,718,967 Balances December 31, 2025 145,992,532 841,298 (7,835,725) 138,998,105b) MaturityR$ thousands September 30, 2026 December 31, 2025 Amortized cost Fair Value Amortized cost Fair Value Due within one year 13,986,642 13,976,675 28,535,677 28,429,036 From 1 to 5 years 77,726,328 76,227,542 47,427,746 46,441,083 From 5 to 10 years 23,786,013 22,586,910 36,627,270 34,985,787 Over 10 years 27,808,881 24,296,808 26,727,282 23,301,124 No stated maturity 5,334,672 4,536,846 6,674,557 5,841,075 Total 148,642,536 141,624,781 145,992,532 138,998,105The financial instruments pledged as collateral, classified as financial assets measured at fair value through other comprehensive income, totaled R$32,340,534 thousandBRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 32 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements September 30, 2026 (R$27,494,154 thousand December 31, 2025), being composed mostly of Brazilian government bonds.c) Investments in equity instruments designated measured at fair value through other comprehensive incomeR$ thousands Cost Adjustments to Fair Value Fair Value Marketable equity securities and other stocks 5,237,876 (837,317) 4,400,559 Total September 30, 2026 5,237,876 (837,317) 4,400,559Marketable equity securities and other stocks 6,583,814 (864,847) 5,718,967 Total December 31, 2025 6,583,814 (864,847) 5,718,967The Bank adopted the option of designating equity instruments measured at fair value through other comprehensive income upon initial recognition.d) Reconciliation of expected credit losses of financial assets at FVOCI:R$ thousands Stage 1 Stage 2 Stage 3 Total Expected credit losses of financial assets at FVOCI December 31, 2025 19,234 - 3,123 22,357 Assets originated/remeasured, settled or paid (11,961) - - (11,961) Expected credit losses of financial assets at FVOCI as of September 30, 2026 (1) 7,273 - 3,123 10,396Expected credit losses of financial assets at FVOCI as of December 31, 2024 9,640 1,543 3,123 14,306 Assets originated/remeasured, settled or paid (6,154) (1,543) - (7,697) Expected credit losses of financial assets at FVOCI as of September 30, 2025 (1) 3,486 - 3,123 6,609 (1) There was no movement between stages.9) DEBT INSTRUMENTS AT AMORTIZED COSTa) Securities at amortized costR$ thousands September 30, 2026 December 31, 2025 Securities: Brazilian Sovereign Bonds 118,136,030 135,339,275 Bank debt securities and corporate debt securities 164,095,895 124,207,296 Total (1) 282,231,925 259,546,571 (1) Net of provisions for expected credit losses associated with credit risk.BRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 33 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statementsb) MaturityR$ thousands September 30, 2026 December 31, 2025 Due within one year 57,766,618 54,891,298 From 1 to 5 years 151,490,447 138,622,149 From 5 to 10 years 46,423,891 41,306,602 Over 10 years 26,550,969 24,726,522 Total (1) 282,231,925 259,546,571 (1) Net of provisions for expected credit losses associated with credit risk.The financial instruments pledged as collateral, classified as financial assets at amortized cost, totaled R$46,648,971 thousand September 30, 2026 (R$51,575,375 thousand December 31, 2025), being composed mostly of Brazilian government bonds.c) Reconciliation of expected credit losses of financial assets at amortized costR$ thousands Stage 1 Stage 2 Stage 3 Total (1) Expected credit losses of financial assets at amortized cost as of December 31, 2025 625,566 251,503 2,687,423 3,564,492 Transferred to Stage 1 - (23,130) (70,500) (93,630) Transferred to Stage 2 (24,142) - (9,833) (33,975) Transferred to Stage 3 (44,508) (84,187) - (128,695) Transfer from Stage 1 - 24,142 44,508 68,650 Transfer from Stage 2 23,130 - 84,187 107,317 Transfer from Stage 3 70,500 9,833 - 80,333 Assets originated/remeasured, settled or paid (182,513) 166,086 1,507,236 1,490,809 Expected credit losses of financial assets at amortized cost as of September 30, 2026 468,033 344,247 4,243,021 5,055,301Expected credit losses of financial assets at amortized cost as of December 31, 2024 703,833 50,111 5,403,056 6,157,000 Transferred to Stage 1 - (1,640) (6,622) (8,262) Transferred to Stage 2 (104,657) - (64,221) (168,878) Transferred to Stage 3 (8,040) (9,355) - (17,395) Transfer from Stage 1 - 104,657 8,040 112,697 Transfer from Stage 2 1,640 - 9,355 10,995 Transfer from Stage 3 6,622 64,221 - 70,843 Assets originated/remeasured, settled or paid 32,571 459,975 (805,065) (312,519) Expected credit losses of financial assets at amortized cost as of September 30, 2025 631,969 667,969 4,544,543 5,844,481 (1) The expected credit losses expense is recorded as “Expected Credit Losses on Other Financial Assets” in the Condensed Consolidated Statement of Income.10) LOANS AND ADVANCES TO FINANCIAL INSTITUTIONS MEASURED AT AMORTIZED COSTR$ thousands September 30, 2026 December 31, 2025 Reverse repurchase agreements (1) 272,665,403 218,329,819 Loans to financial institutions 15,037,076 17,155,248 Expected credit losses (19,091) (13) Total 287,683,388 235,485,054 (1) September 30, 2026, it included financial investments given in guarantee in the amount of R$224,617,728 thousand (R$159,547,767 thousand December 31, 2025).BRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 34 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements 11) LOANS AND ADVANCES TO CUSTOMERS MEASURED AT AMORTIZED COSTa) Loans and advances to customers by type of productR$ thousands September 30, 2026 December 31, 2025 Companies 367,062,673 350,445,791 - Financing and On-lending 145,947,665 137,576,819 - Financing and export 36,312,914 34,763,790 - Housing loans 37,849,256 34,911,156 - On-lending BNDES/Finame 28,616,779 24,475,073 - Vehicle loans 22,400,143 23,074,448 - Import 13,029,088 12,986,200 - Leases 7,739,485 7,366,152 - Borrowings 201,327,097 195,880,958 - Working capital 152,025,077 143,640,424 - Rural loans 18,994,306 13,324,492 - Other 30,307,714 38,916,042 - Limit operations (1) 19,787,911 16,988,014Individuals 459,201,667 441,022,363 - Financing and On-lending 174,996,017 161,548,810 - Housing loans 118,452,785 112,626,278 - Vehicle loans 49,834,695 41,797,766 - On-lending BNDES/Finame 5,966,268 6,616,649 - Other 742,269 508,117 - Borrowings 192,528,139 189,710,201 - Personal credit 167,900,081 165,277,140 - Rural loans 16,709,956 17,680,946 - Other 7,918,102 6,752,115 - Limit operations (1) 91,677,511 89,763,352 Total portfolio 826,264,340 791,468,154 Expected credit losses (45,981,734) (47,011,092) Total of net loans and advances to customers 780,282,606 744,457,062 (1) Refers to outstanding operations with pre-established limits linked to current account and credit card, whose credit limits are automatically recomposed as the amounts used are paid.b) Finance Lease ReceivablesLoans and advances to customers include the following finance lease receivables.R$ thousands September 30, 2026 December 31, 2025 Gross investments in finance lease receivables: Up to one year 387,628 296,547 From one to five years 6,121,756 6,041,176 Over five years 1,495,031 1,296,410 Impairment loss on finance lease receivables (124,377) (114,049) Net investment 7,880,038 7,520,084Net investments in finance lease: Up to one year 379,988 291,293 From one to five years 6,018,167 5,952,651 Over five years 1,481,883 1,276,140 Total 7,880,038 7,520,084BRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 35 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements c) Reconciliation of the gross book value of loans and advances to customersStage 1 R$ thousands Balance December 31, 2025 Transfer to Stage 2 Transfer to Stage 3 Transfer from Stage 2 Transfer from Stage 3 Originated Maturities/Earl y Settlements (Write off) Balance September 30, 2026 Companies 315,701,697 (7,967,520) (6,646,258) 702,854 118,592 147,118,857 (120,933,847) - 328,094,375 - Financing 129,715,483 (1,855,667) (866,554) 189,337 32,967 55,156,169 (44,996,583) - 137,375,152 - Borrowings 171,679,901 (5,684,452) (5,591,249) 457,188 72,608 87,164,537 (73,734,507) - 174,364,026 - Revolving 14,306,313 (427,401) (188,455) 56,329 13,017 4,798,151 (2,202,757) - 16,355,197 Individuals 381,759,894 (10,582,618) (6,566,276) 2,993,642 1,022,759 134,973,195 (110,465,582) - 393,135,014 - Financing 146,242,845 (5,099,385) (2,019,214) 1,203,522 232,704 57,378,881 (41,186,027) - 156,753,326 - Borrowings 162,122,662 (3,618,285) (4,302,395) 1,200,322 450,352 61,607,042 (54,369,940) - 163,089,758 - Revolving 73,394,387 (1,864,948) (244,667) 589,798 339,703 15,987,272 (14,909,615) - 73,291,930 Total 697,461,591 (18,550,138) (13,212,534) 3,696,496 1,141,351 282,092,052 (231,399,429) - 721,229,389Stage 2 R$ thousands Balance December 31, 2025 Transfer to Stage 1 Transfer to Stage 3 Transfer from Stage 1 Transfer from Stage 3 Originated Maturities/Ear ly Settlements (Write off) Balance September 30, 2026 Companies 11,609,479 (702,854) (3,224,131) 7,967,520 544,029 5,139,028 (5,595,224) - 15,737,847 - Financing 2,488,315 (189,337) (595,775) 1,855,667 9,707 665,288 (1,123,542) - 3,110,323 - Borrowings 8,155,906 (457,188) (2,514,158) 5,684,452 519,342 3,734,692 (3,869,421) - 11,253,625 - Revolving 965,258 (56,329) (114,198) 427,401 14,980 739,048 (602,261) - 1,373,899 Individuals 25,431,262 (2,993,642) (3,780,406) 10,582,618 1,032,680 9,534,963 (10,301,651) - 29,505,824 - Financing 9,431,595 (1,203,522) (1,249,933) 5,099,385 157,968 1,941,753 (2,633,968) - 11,543,278 - Borrowings 10,868,536 (1,200,322) (1,434,926) 3,618,285 749,269 4,557,576 (5,137,810) - 12,020,608 - Revolving 5,131,131 (589,798) (1,095,547) 1,864,948 125,443 3,035,634 (2,529,873) - 5,941,938 Total 37,040,741 (3,696,496) (7,004,537) 18,550,138 1,576,709 14,673,991 (15,896,875) - 45,243,671BRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 36 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial StatementsStage 3 R$ thousands Balance December 31, 2025 Transfer to Stage 1 Transfer to Stage 2 Transfer from Stage 1 Transfer from Stage 2 Originated (1) Maturities/E arly Settlements (Write off) Balance September 30, 2026 Companies 23,134,615 (118,592) (544,029) 6,646,258 3,224,131 8,119,164 (8,714,536) (8,516,560) 23,230,451 - Financing 5,373,024 (32,967) (9,707) 866,554 595,775 441,151 (1,297,610) (474,030) 5,462,190 - Borrowings 16,045,346 (72,608) (519,342) 5,591,249 2,514,158 6,302,381 (7,399,942) (6,751,796) 15,709,446 - Revolving 1,716,245 (13,017) (14,980) 188,455 114,198 1,375,632 (16,984) (1,290,734) 2,058,815 Individuals 33,831,207 (1,022,759) (1,032,680) 6,566,276 3,780,406 17,752,471 (1,775,692) (21,538,400) 36,560,829 - Financing 5,874,368 (232,704) (157,968) 2,019,214 1,249,933 742,607 (1,558,886) (1,237,151) 6,699,413 - Borrowings 16,720,231 (450,352) (749,269) 4,302,395 1,434,926 7,840,618 1,381,652 (13,062,428) 17,417,773 - Revolving 11,236,608 (339,703) (125,443) 244,667 1,095,547 9,169,246 (1,598,458) (7,238,821) 12,443,643 Total 56,965,822 (1,141,351) (1,576,709) 13,212,534 7,004,537 25,871,635 (10,490,228) (30,054,960) 59,791,280 (1) Originated balances mainly refer to restructured operations.Consolidated - All stages R$ thousands Balance December 31, 2025 Originated Maturities/Early Settlements (Write off) Balance September 30, 2026 Companies 350,445,791 160,377,049 (135,243,607) (8,516,560) 367,062,673 - Financing 137,576,822 56,262,608 (47,417,735) (474,030) 145,947,665 - Borrowings 195,881,153 97,201,610 (85,003,870) (6,751,796) 201,327,097 - Revolving 16,987,816 6,912,831 (2,822,002) (1,290,734) 19,787,911 Individuals 441,022,363 162,260,629 (122,542,925) (21,538,400) 459,201,667 - Financing 161,548,808 60,063,241 (45,378,881) (1,237,151) 174,996,017 - Borrowings 189,711,429 74,005,236 (58,126,098) (13,062,428) 192,528,139 - Revolving 89,762,126 28,192,152 (19,037,946) (7,238,821) 91,677,511 Total 791,468,154 322,637,678 (257,786,532) (30,054,960) 826,264,340BRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 37 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements Stage 1 R$ thousands Balance on December 31, 2024 Transfer to Stage 2 Transfer to Stage 3 Transfer from Stage 2 Transfer from Stage 3 Originated Maturities/Early Settlements (Write off) Balance on September 30, 2025 Companies 284,237,991 (4,316,050) (2,871,196) 756,853 328,291 151,256,240 (136,378,510) - 293,013,619 - Financing 125,114,754 (1,379,768) (640,207) 200,150 85,178 50,987,787 (48,561,041) - 125,806,853 - Borrowings 146,737,983 (2,629,455) (2,119,658) 494,321 222,448 96,181,131 (86,007,227) - 152,879,543 - Revolving 12,385,254 (306,827) (111,331) 62,382 20,665 4,087,322 (1,810,242) - 14,327,223 Individuals 347,118,719 (8,297,049) (5,120,965) 3,144,781 2,105,132 133,439,510 (101,897,684) - 370,492,444 - Financing 132,000,312 (3,843,392) (1,641,379) 1,283,303 285,581 37,599,399 (22,573,809) - 143,110,015 - Borrowings 149,534,314 (2,914,303) (3,261,904) 1,331,701 1,277,343 80,770,973 (67,738,889) - 158,999,235 - Revolving 65,584,093 (1,539,354) (217,682) 529,777 542,208 15,069,138 (11,584,986) - 68,383,194 Total 631,356,710 (12,613,099) (7,992,161) 3,901,634 2,433,423 284,695,750 (238,276,194) - 663,506,063Stage 2 R$ thousands Balance on December 31, 2024 Transfer to Stage 1 Transfer to Stage 3 Transfer from Stage 1 Transfer from Stage 3 Originated Maturities/Early Settlements (Write off) Balance on September 30, 2025 Companies 6,946,383 (756,853) (1,075,172) 4,316,050 787,688 4,079,191 (4,046,949) - 10,250,338 - Financing 1,861,939 (200,150) (242,097) 1,379,768 15,008 448,252 (898,729) - 2,363,991 - Borrowings 4,363,096 (494,321) (727,774) 2,629,455 753,921 3,163,543 (2,746,335) - 6,941,585 - Revolving 721,348 (62,382) (105,301) 306,827 18,759 467,396 (401,885) - 944,762 Individuals 21,911,700 (3,144,781) (3,338,795) 8,297,049 1,414,658 7,393,406 (7,821,376) - 24,711,861 - Financing 8,443,459 (1,283,303) (1,067,829) 3,843,392 178,523 971,855 (1,959,628) - 9,126,469 - Borrowings 9,169,428 (1,331,701) (1,444,005) 2,914,303 1,113,731 3,992,540 (3,772,702) - 10,641,594 - Revolving 4,298,813 (529,777) (826,961) 1,539,354 122,404 2,429,011 (2,089,046) - 4,943,798 Total 28,858,083 (3,901,634) (4,413,967) 12,613,099 2,202,346 11,472,597 (11,868,325) - 34,962,199BRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 38 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements Stage 3 R$ thousands Balance on December 31, 2024 Transfer to Stage 1 Transfer to Stage 2 Transfer from Stage 1 Transfer from Stage 2 Originated (1) Maturities/Early Settlements (Write off) Balance on September 30, 2025 Companies 25,751,969 (328,291) (787,688) 2,871,196 1,075,172 9,647,721 (6,616,589) (8,519,689) 23,093,801 - Financing 5,494,795 (85,178) (15,008) 640,207 242,097 330,080 (1,026,847) (355,715) 5,224,431 - Borrowings 18,857,751 (222,448) (753,921) 2,119,658 727,774 8,331,673 (5,640,502) (7,128,065) 16,291,920 - Revolving 1,399,423 (20,665) (18,759) 111,331 105,301 985,968 50,760 (1,035,909) 1,577,450 Individuals 34,272,824 (2,105,132) (1,414,658) 5,120,965 3,338,795 14,655,133 (2,825,459) (17,536,123) 33,506,345 - Financing 4,432,804 (285,581) (178,523) 1,641,379 1,067,829 476,431 (994,509) (589,579) 5,570,251 - Borrowings 18,621,969 (1,277,343) (1,113,731) 3,261,904 1,444,005 6,884,324 (751,658) (10,062,333) 17,007,137 - Revolving 11,218,051 (542,208) (122,404) 217,682 826,961 7,294,378 (1,079,292) (6,884,211) 10,928,957 Total 60,024,793 (2,433,423) (2,202,346) 7,992,161 4,413,967 24,302,854 (9,442,048) (26,055,812) 56,600,146 (1) Originated balances mainly refer to restructured operations.Consolidated - All stages R$ thousands Balance on December 31, 2024 Originated Maturities/Early Settlements (Write off) Balance on September 30, 2025 Companies 316,936,343 164,983,152 (147,042,048) (8,519,689) 326,357,758 - Financing 132,471,488 51,766,119 (50,486,617) (355,715) 133,395,275 - Borrowings 169,958,830 107,676,347 (94,394,064) (7,128,065) 176,113,048 - Revolving 14,506,025 5,540,686 (2,161,367) (1,035,909) 16,849,435 Individuals 403,303,243 155,488,049 (112,544,519) (17,536,123) 428,710,650 - Financing 144,876,575 39,047,685 (25,527,946) (589,579) 157,806,735 - Borrowings 177,325,711 91,647,837 (72,263,249) (10,062,333) 186,647,966 - Revolving 81,100,957 24,792,527 (14,753,324) (6,884,211) 84,255,949 Total 720,239,586 320,471,201 (259,586,567) (26,055,812) 755,068,408BRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 39 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statementsd) Reconciliation of expected credit losses from loans and advances to customers (Includes expected credit losses on loans, commitments to be released and financial guarantees provided)Stage 1 R$ thousands Balance December 31, 2025 Transfer to Stage 2 Transfer to Stage 3 Transfer from Stage 2 Transfer from Stage 3 Originated Constitution/ (Reversion) (1) (Write off) Balance September 30, 2026 Companies 3,235,976 (151,673) (152,652) 47,757 64,140 1,243,281 (1,548,135) - 2,738,694 - Financing 1,154,205 (29,570) (15,297) 11,452 8,135 344,691 (425,797) - 1,047,819 - Borrowings 1,474,498 (104,755) (129,010) 33,042 46,442 718,577 (934,887) - 1,103,907 - Revolving 607,273 (17,348) (8,345) 3,263 9,563 180,013 (187,451) - 586,968 Individuals 7,599,047 (285,853) (351,808) 255,139 492,766 2,660,954 (2,891,568) - 7,478,677 - Financing 498,577 (48,095) (39,410) 43,904 58,660 189,333 (321,616) - 381,353 - Borrowings 3,838,530 (162,884) (297,040) 175,331 268,249 1,787,408 (1,794,471) - 3,815,123 - Revolving 3,261,940 (74,874) (15,358) 35,904 165,857 684,213 (775,481) - 3,282,201 Total 10,835,023 (437,526) (504,460) 302,896 556,906 3,904,235 (4,439,703) - 10,217,371Stage 2 R$ thousands Balance December 31, 2025 Transfer to Stage 1 Transfer to Stage 3 Transfer from Stage 1 Transfer from Stage 3 Originated Constitution/ (Reversion) (1) (Write off) Balance September 30, 2026 Companies 1,343,215 (47,757) (314,763) 151,673 358,595 673,784 (572,383) - 1,592,364 - Financing 224,120 (11,452) (59,206) 29,570 2,096 85,161 (37,816) - 232,473 - Borrowings 915,041 (33,042) (228,236) 104,755 351,190 371,100 (415,707) - 1,065,101 - Revolving 204,054 (3,263) (27,321) 17,348 5,309 217,523 (118,860) - 294,790 Individuals 3,840,581 (255,139) (969,881) 285,853 576,194 2,581,867 (1,536,431) - 4,523,044 - Financing 502,729 (43,904) (169,837) 48,095 43,743 127,019 (67,822) - 440,023 - Borrowings 2,465,494 (175,331) (489,519) 162,884 475,252 1,694,013 (1,109,047) - 3,023,746 - Revolving 872,358 (35,904) (310,525) 74,874 57,199 760,835 (359,562) - 1,059,275 Total 5,183,796 (302,896) (1,284,644) 437,526 934,789 3,255,651 (2,108,814) - 6,115,408BRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 40 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements Stage 3 R$ thousands Balance December 31, 2025 Transfer to Stage 1 Transfer to Stage 2 Transfer from Stage 1 Transfer from Stage 2 Originated Constitution/ (Reversion) (1) (Write off) Balance September 30, 2026 Companies 12,760,862 (64,140) (358,595) 152,652 314,763 4,610,205 2,166,787 (8,516,560) 11,065,974 - Financing 1,697,078 (8,135) (2,096) 15,297 59,206 241,760 (444,170) (474,030) 1,084,910 - Borrowings 9,926,398 (46,442) (351,190) 129,010 228,236 3,545,801 1,969,277 (6,751,796) 8,649,294 - Revolving 1,137,386 (9,563) (5,309) 8,345 27,321 822,644 641,680 (1,290,734) 1,331,770 Individuals 21,313,601 (492,766) (576,194) 351,808 969,881 10,685,873 10,966,191 (21,538,400) 21,679,994 - Financing 2,570,822 (58,660) (43,743) 39,410 169,837 288,093 458,873 (1,237,151) 2,187,481 - Borrowings 11,599,961 (268,249) (475,252) 297,040 489,519 4,940,727 8,099,992 (13,062,428) 11,621,310 - Revolving 7,142,818 (165,857) (57,199) 15,358 310,525 5,457,053 2,407,326 (7,238,821) 7,871,203 Total 34,074,463 (556,906) (934,789) 504,460 1,284,644 15,296,078 13,132,978 (30,054,960) 32,745,968Consolidated - All stages R$ thousands Balance December 31, 2025 Originated Constitution/ (Reversion) (1) (Write off) Balance September 30, 2026 Companies 17,340,053 6,527,270 46,269 (8,516,560) 15,397,032 - Financing 3,075,403 671,612 (907,783) (474,030) 2,365,202 - Borrowings 12,315,937 4,635,478 618,683 (6,751,796) 10,818,302 - Revolving 1,948,713 1,220,180 335,369 (1,290,734) 2,213,528 Individuals 32,753,229 15,928,694 6,538,192 (21,538,400) 33,681,715 - Financing 3,572,128 604,445 69,435 (1,237,151) 3,008,857 - Borrowings 17,903,985 8,422,148 5,196,474 (13,062,428) 18,460,179 - Revolving 11,277,116 6,902,101 1,272,283 (7,238,821) 12,212,679 Total 50,093,282 22,455,964 6,584,461 (30,054,960) 49,078,747(1) Relates to early settlements, maturities and modifications.BRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 41 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements Stage 1 R$ thousands Balance on December 31, 2024 Transfer to Stage 2 Transfer to Stage 3 Transfer from Stage 2 Transfer from Stage 3 Originated Constitution/ (Reversion) (1) (Write off) Balance on September 30, 2025 Companies 3,745,866 (135,835) (102,021) 72,430 326,272 1,543,941 (2,006,478) - 3,444,175 - Financing 1,503,946 (29,314) (11,764) 18,604 38,947 387,338 (554,739) - 1,353,018 - Borrowings 1,669,722 (92,789) (84,307) 50,347 276,784 983,538 (1,346,560) - 1,456,735 - Revolving 572,198 (13,732) (5,950) 3,479 10,541 173,065 (105,179) - 634,422 Individuals 7,257,404 (238,818) (245,945) 306,366 1,030,406 2,766,470 (3,291,365) - 7,584,518 - Financing 374,887 (27,915) (21,572) 43,557 68,240 167,850 (151,832) - 453,215 - Borrowings 3,461,557 (139,731) (203,396) 228,440 713,388 1,875,502 (2,166,774) - 3,768,986 - Revolving 3,420,960 (71,172) (20,977) 34,369 248,778 723,118 (972,759) - 3,362,317 Total 11,003,270 (374,653) (347,966) 378,796 1,356,678 4,310,411 (5,297,843) - 11,028,693Stage 2 R$ thousands Balance on December 31, 2024 Transfer to Stage 1 Transfer to Stage 3 Transfer from Stage 1 Transfer from Stage 3 Originated Constitution/ (Reversion) (1) (Write off) Balance on September 30, 2025 Companies 1,015,120 (72,430) (192,710) 135,835 478,864 538,265 (674,649) - 1,228,295 - Financing 258,842 (18,604) (47,155) 29,314 7,315 63,933 (32,152) - 261,493 - Borrowings 620,261 (50,347) (121,712) 92,789 464,443 344,815 (574,465) - 775,784 - Revolving 136,017 (3,479) (23,843) 13,732 7,106 129,517 (68,032) - 191,018 Individuals 3,200,306 (306,366) (840,216) 238,818 762,182 1,869,633 (1,185,683) - 3,738,674 - Financing 404,722 (43,557) (124,220) 27,915 48,167 97,359 4,257 - 414,643 - Borrowings 2,107,776 (228,440) (475,797) 139,731 663,389 1,148,500 (881,714) - 2,473,445 - Revolving 687,808 (34,369) (240,199) 71,172 50,626 623,774 (308,226) - 850,586 Total 4,215,426 (378,796) (1,032,926) 374,653 1,241,046 2,407,898 (1,860,332) - 4,966,969BRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 42 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial StatementsStage 3 R$ thousands Balance on December 31, 2024 Transfer to Stage 1 Transfer to Stage 2 Transfer from Stage 1 Transfer from Stage 2 Originated Constitution/ (Reversion) (1) (Write off) Balance on September 30, 2025 Companies 15,492,712 (326,272) (478,864) 102,021 192,710 4,884,783 2,194,551 (8,519,689) 13,541,952 - Financing 2,149,523 (38,947) (7,315) 11,764 47,155 186,444 73,270 (355,715) 2,066,179 - Borrowings 12,483,496 (276,784) (464,443) 84,307 121,712 4,134,625 1,538,765 (7,128,065) 10,493,613 - Revolving 859,693 (10,541) (7,106) 5,950 23,843 563,714 582,516 (1,035,909) 982,160 Individuals 20,851,509 (1,030,406) (762,182) 245,945 840,216 9,058,393 9,357,848 (17,536,123) 21,025,200 - Financing 1,710,662 (68,240) (48,167) 21,572 124,220 254,601 1,003,263 (589,579) 2,408,332 - Borrowings 12,317,493 (713,388) (663,389) 203,396 475,797 4,458,146 5,736,940 (10,062,333) 11,752,662 - Revolving 6,823,354 (248,778) (50,626) 20,977 240,199 4,345,646 2,617,645 (6,884,211) 6,864,206 Total 36,344,221 (1,356,678) (1,241,046) 347,966 1,032,926 13,943,176 11,552,399 (26,055,812) 34,567,152Consolidated - All stages R$ thousands Balance on December 31, 2024 Originated Constitution/ (Reversion) (1) (Write off) Balance on September 30, 2025 Companies 20,253,698 6,966,989 (486,576) (8,519,689) 18,214,422 - Financing 3,912,311 637,715 (513,621) (355,715) 3,680,690 - Borrowings 14,773,479 5,462,978 (382,260) (7,128,065) 12,726,132 - Revolving 1,567,908 866,296 409,305 (1,035,909) 1,807,600 Individuals 31,309,219 13,694,496 4,880,800 (17,536,123) 32,348,392 - Financing 2,490,271 519,810 855,688 (589,579) 3,276,190 - Borrowings 17,886,826 7,482,148 2,688,452 (10,062,333) 17,995,093 - Revolving 10,932,122 5,692,538 1,336,660 (6,884,211) 11,077,109 Total 51,562,917 20,661,485 4,394,224 (26,055,812) 50,562,814 (1) Relates to early settlements, maturities and modifications.Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements e) Sensitivity analysis The measurement of expected credit losses incorporates prospective information based on projections of economic scenarios, which are developed by a team of specialists and approved in accordance with the Organization's risk governance. Each economic scenario has the evolution over time of a list of macroeconomic variables, among which are: inflation indices (IPCA), economic activity indices (GDP, unemployment, etc.), Brazilian interest rates and currencies, reflecting the expectations and assumptions of each scenario. Projections are reviewed at least annually, being more timely in cases of material events that may materially alter future prospects. The estimate of the expected credit losses is made by combining multiple scenarios, which are weighted according to the probability assigned to each scenario, with the base scenario being the most reasonably possible. In order to determine possible oscillations in the expected credit losses resulting from economic projections, simulations were carried out by changing the weighting of the scenarios used in the calculation of the expected credit losses. The table below shows the probabilities attributed to each scenario and the impacts: R$ thousands September 30, 2026 December 31, 2025 Simulation 1 Weighting Base Scenario Optimistic Scenario* Pessimistic Scenario** Constitution/ (Reversion) Constitution / (Reversion) 100% - Simulation 2 - - 100% (341,467) (320,747) Simulation 3 - - - 100% (930,965) (624,285) * Scenario in which the economy grows more than expected. ** Scenario in which the economy grows less than expected. 917,418 813,197 f) Expected credit losses on loans and advances R$ thousands Three-month period ended on September 30 Nine-month period ended on September 30 2026 2025 2026 Amount recorded 9,809,349 2025 Amount recovered 8,315,708 (1,689,724) 29,040,425 26,182,610 Expected credit losses on loans and advances (1,424,181) (5,144,695) (4,143,299) 8,119,625 g) Loans and advances to customers restructured 6,891,527 23,895,730 22,039,311 The total balance of “Loans and advances with expected credit losses” includes restructured loans and advances to customers. Such loans contemplate extension of loan payment terms, grace periods, reductions in interest rates, and/or, in some cases, the forgiveness (write-off) of part of the loan principal amount. Restructured loans may occur after a default event or when the Company has information about a significant deterioration in the client’s creditworthiness. The purpose of such restructuring is to adapt the loan to reflect the client’s actual payment capacity. The following table presents the changes made and our analysis of our portfolio of restructured loans and advances to customers: 43 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements R$ thousands September 30, 2026 On September 30, 2025 Opening balance Amount restructured 26,612,639 34,755,068 Amount received/Others (1) 16,860,434 13,629,742 Write-offs (10,568,810) (10,411,837) Closing balance (7,460,334) (9,668,308) Expected credit losses on loans and advances 25,443,929 28,304,665 Total restructured loans and advances to customers, net of expected credit losses (12,287,348) (15,019,865) 13,156,581 13,284,800 Expected credit losses of restructured loans and advances as a percentage of restructured portfolio 48.3% Total restructured loans and advances as a percentage of the total loan portfolio 53.1% Total restructured loans and advances as a percentage of the total loans portfolio, net of expected credit losses 3.1% 4.1% 3.3% (1) Includes the settlement of restructured contracts through new operations. 4.4% At the time a loan is modified, Management considers the new loan’s conditions and restructured maturity, and it is no longer considered past due. From the date of modification, restructured interest begins to accrue, using the effective interest rate method, taking into consideration the client’s capacity to pay the loan based on the analysis made by Management. If the customer fails to maintain the new restructured terms, management considers ceasing accrual from that point. These instruments have their revenue recognition suspended (stop-accrual) and are accounted for solely upon cash receipt. This approach also applies to any potential gains arising from restructurings. Any gains resulting from restructuring are recognized only when effectively received, regardless of whether they relate to performing operations or recoveries of previously written-off assets. 12) NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS September 30, 2026 R$ thousands December 31, 2025 Non-current assets held for sale and discontinued operations Real estate Vehicles and similar 1,870,013 1,184,225 Machinery and equipment 533,763 426,895 Other (1) 2,330 1,742 Total (2) 2,140,843 2,144,640 4,546,949 (1) Includes R$ 2,060,445 thousand of shares in publicly held companies received as payment, intended for disposal and available for sale; and (2) Net balances of provisions for impairment of assets. 3,757,502 The properties or other non-current assets received in total or partial settlement of the payment obligations of debtors are considered as non-operating assets held for sale in auctions, which normally occur in up to one year. Non-current assets held for sale and discontinued operations are those for which selling expectation, in their current condition, is highly probable to occur within a year. 44 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements 13) INVESTMENTS IN ASSOCIATES AND JOINT VENTURES a) Breakdown of investments in associates and joint ventures September 30, 2026 R$ thousands Nine-month period ended September 30, 2026 Companies Equity interest Shareholding interest with voting rights Investment carrying amount Associates and joint ventures current assets Associate s and joint ventures non current assets Associate s and joint ventures current liabilities Associate s and joint ventures non - current liabilities Haitong Banco de Investimento do Brasil S.A. 20.00% 20.00% 99,712 5,032,633 Share of profit (loss) of associates and jointly controlled entities (1) Revenue (2) Associates and joint ventures net income (loss) for the year Tecnologia Bancária S.A. (3) 1,919,926 4,489,738 1,964,261 24.55% 24.32% 279,207 828,768 2,515,490 (9,578) 631,852 (47,890) Swiss Re Corporate Solutions Brasil (3) 423,421 1,902,489 40.00% 40.00% 495,320 2,495,473 2,191,247 2,774,240 30,089 2,367,977 122,562 Elo Participações Ltda. (4) 913,179 50.01% 50.01% 1,791,168 1,825,041 6,296,592 7,810 1,335,450 19,525 Others (5) 66,029 4,348,828 12,369,653 652,839 1,435,361 1,305,417 Total September 30, 2026 764,593 15,035,060 1,445,753 (1) The adjustments resulting from the evaluation consider the results determined, periodically, by the companies and include equity variations of the investees not resulting from results, as well as adjustments due to the equalization of accounting practices, when applicable; (2) Revenue from financial intermediation or revenue from the provision of services; (3) Companies with equity equivalence calculation using balance sheets with a lag in relation to the base date of the financial statements, permitted by regulation. As of September 30, 2026, the Organization received dividends and/or interest on equity of R$46,800 thousand relating to the Company Swiss Re Corporate Solutions Brasil; (4) Brazilian company, provider of services related to credit and debit cards and other means of payment. For the nine-month period ended September 30, 2026, the Organization received dividends and/or interest on shareholders’ equity totaling R$203,544 thousand from Elo Participações Ltda.; and (5) Primarily includes investments in Cielo S.A., Fleury S.A. and Banco John Deere. Organization received dividends of R$170,501 thousand in the nine-month period ended September 30, 2026. 45 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements December 31, 2025 R$ thousands Nine-month period ended on September 30, 2025 Companies Equity interest Shareholding interest with voting rights Investment carrying amount Associates and joint ventures current assets Associate s and joint ventures non current assets Associate s and joint ventures current liabilities Associate s and joint ventures non - current liabilities Haitong Banco de Investimento do Brasil S.A. 20.00% 20.00% 109,290 5,862,399 2,236,478 5,255,969 2,299,487 Share of profit (loss) of associates and jointly controlled entities (1) Revenue (2) Associates and joint ventures net income (loss) for the year Tecnologia Bancária S.A. (3) 16,785 24.55% 24.32% 249,118 766,711 2,473,255 755,252 83,925 Swiss Re Corporate Solutions Brasil (3) 668,796 1,579,574 40.00% 40.00% 534,853 3,075,599 2,171,323 3,187,083 7,985 243,104 32,525 Elo Participações Ltda. (4) 959,644 50.01% 50.01% 1,242,721 1,433,582 6,152,357 15,930 2,219,300 39,825 Others (5) 597,993 4,375,461 11,147,458 665,957 574,575 1,331,648 Total December 31, 2025 629,742 13,283,440 Total on September 30, 2025 1,336,399 (1) The adjustments resulting from the evaluation consider the results determined, periodically, by the companies and include equity variations of the investees not resulting from results, as well as adjustments due to the equalization of accounting practices, when applicable; (2) Revenue from financial intermediation or revenue from the provision of services; (3) Companies with equity accounting using balance sheets with a reporting date delay in relation to the base date of the Condensed Consolidated Interim Financial Statements, permitted by regulation; (4) Brazilian company, provider of services related to credit and debit cards and other means of payment; and (5) Primarily includes investments in Cielo S.A., Fleury S.A. and Banco John Deere. Organization received dividends of R$123,957 thousand in the nine-month period ended September 30, 2025 from Cielo S.A. 46 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRSBRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 47 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial StatementsThe Organization does not have contingent liabilities from investments in associated companies, which it is partially or totally responsible for.b) Changes in associates and joint venturesR$ thousands 2026 2025 Initial balances 13,283,440 11,029,012 Acquisitions 1,006,196 2,728,230 Write-offs - (16,711) Share of profit of associate and joint ventures 1,445,753 1,336,399 Dividends/Interest on equity (344,003) (2,206,876) Other (356,326) (216,629) Balance on September 30 15,035,060 12,653,42514) PROPERTY AND EQUIPMENTa) Composition of property and equipment by classR$ thousands Depreciation rate Cost Accumulated depreciation Carrying amount Buildings 4% 4,986,056 (2,134,918) 2,851,138 Land - 858,435 - 858,435 Installations, property and equipment for use 10% 5,643,155 (2,846,989) 2,796,166 Security and communication systems 10% to 20% 354,700 (247,327) 107,373 Data processing systems 20% to 40% 7,356,575 (5,139,268) 2,217,307 Transportation systems 10% to 20% 348,244 (165,999) 182,245 Balance September 30, 2026 (1) 19,547,165 (10,534,501) 9,012,664Buildings 4% 4,483,554 (1,609,574) 2,873,980 Land - 857,826 - 857,826 Installations, property and equipment for use 10% 5,896,736 (2,949,984) 2,946,752 Security and communication systems 10% to 20% 387,701 (262,853) 124,848 Data processing systems 20% to 40% 7,699,621 (5,290,697) 2,408,924 Transportation systems 10% to 20% 338,092 (144,931) 193,161 Balance December 31, 2025 (1) 19,663,530 (10,258,039) 9,405,491 (1) Includes underlying assets identified in lease contracts recognized under the scope of IFRS 16.The Organization enters into lease agreements as a lessee, primarily, for data processing and property and equipment, which are recorded as buildings and equipment leased in property and equipment. See Note 23 for disclosure of the obligation.Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements b) Changes in property and equipment by class Buildings Land Installations, property and equipment for use R$ thousands Balance December 31, 2025 2,873,980 857,826 Security and communication s systems 2,946,752 Data processing systems Transportation systems Total (1) Additions / (reductions) 124,848 472,586 609 462,434 2,408,924 193,161 9,405,491 Depreciation (2) (913) (495,428) - (613,020) 292,937 18,376 1,246,029 Balances September 30, 2026 (16,562) (484,554) (29,292) (1,638,856) 2,851,138 858,435 2,796,166 107,373 2,217,307 182,245 9,012,664 Balance on December 31, 2024 2,859,719 871,952 2,706,833 Additions / (reductions) 119,670 556,217 (10,154) 448,487 3,432,633 229,637 10,220,444 Depreciation (2) 26,241 (467,029) - (816,389) (365,940) 1,391 656,242 Balances on September 30, 2025 (21,356) (527,962) (30,650) (1,863,386) 2,948,907 861,798 2,338,931 124,555 2,538,731 (1) Includes right of use assets recognized; and (2) The difference of R$62,525 thousand (2025 - R$57,834 thousand) in relation to the amount presented in note 35 refers to expenses attributable to insurance contracts which are presented in the Statement of income in the caption "Insurance and pension income". 200,378 9,013,300 48 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements 15) INTANGIBLE ASSETS AND GOODWILL a) Change in intangible assets and goodwill by class R$ thousands Intangible Assets Balance December 31, 2025 Goodwill Acquisition of financial service rights (1) Software (1) 6,605,003 Customer portfolio (1) 5,659,298 12,441,232 Other (1) Total Additions / (reductions) 858,992 175,134 25,739,659 72,758 670,819 4,672,366 Amortization (2) - - (1,411,830) (2,256,544) 41,165 5,457,108 Balances September 30, 2026 (73,387) (54,253) (3,796,014) 6,677,761 4,918,287 14,857,054 785,605 162,046 27,400,753 Balance on December 31, 2024 6,730,642 5,535,378 10,287,830 Additions / (reductions) 976,220 419,958 846,513 2,785,763 219,138 23,749,208 Amortization (2) 63,024 - (1,395,571) (2,077,562) 32,926 4,148,184 Balances on September 30, 2025 (187,335) (74,068) (3,734,536) 7,150,600 4,986,320 10,996,031 851,909 (1) Rate of amortization: acquisition of rights to provide financial services, customer portfolio and others in accordance with contract agreement and software – up to 10%; and (2) The difference of R$340,018 thousand (2025 - R$286,297 thousand) in relation to the amount presented in note 35 refers to expenses attributable to insurance contracts which are presented in the Statement of income in the caption "Insurance and pension income". 177,996 24,162,856 49 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRSBRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 50 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements b) Composition of goodwill by segmentR$ thousands September 30, 2026 December 31, 2025 Banking 6,100,696 6,101,977 Insurance 577,065 503,026 Total 6,677,761 6,605,003The Cash Generation Units (CGUs) containing goodwill in the banking segment and the insurance segment are tested annually for impairment. We did not incur any goodwill impairment losses in the period ended September 30, 2026 and 2025.16) OTHER ASSETSR$ thousands September 30, 2026 December 31, 2025 Financial assets (1) (2) 94,255,559 73,426,822 Foreign exchange transactions (3) 47,082,596 31,881,934 Debtors for guarantee deposits (4) 24,228,638 23,808,198 Securities trading 8,141,918 6,014,189 Trade and credit receivables 8,305,465 5,904,620 Receivables 6,496,942 5,817,881 Other assets 19,052,053 17,284,492 Other debtors 2,616,122 5,170,650 Prepaid expenses (5) 10,184,971 5,081,590 Interbank and interdepartmental accounts 223,001 139,613 Others (6) 6,027,959 6,892,639 Total 113,307,612 90,711,314 (1) Financial assets accounted for at amortized cost; (2) In the period ended September 30, 2026 and in the year ended December 31, 2025, there were no expected credit losses for other financial assets; (3) Mainly refers to purchases in foreign currency made by the Organization on behalf of customers and rights in the institution’s domestic currency, resulting from exchange sale operations; (4) Refers to deposits resulting from legal or contractual requirements, including guarantees provided in cash, such as those made for the filing of appeals in departments or courts and those made to guarantee services of any nature; (5) Primarily includes: (i) the prepayment of the monthly contribution, through a single-payment arrangement, to the Credit Guarantee Fund (FGC), paid in March 2026, totaling R$ 4,221,650 thousand, which will be deducted from the reserve requirement on demand; and (ii) insurance assets, as disclosed in Note 21; and (6) Includes, primarily, inventories, receivables, other advances, prepayments, reimbursable payments and investment property amounting to R$1,272,884 thousand (December 31, 2025 – R$1,383,569 thousand), with a fair value of R$2,782,980 thousand (December 31, 2025 – R$2,667,698 thousand). The fair value of the properties was determined by independent appraisers in accordance with ABNT NBR 14.653 issued by the Brazilian Association of Technical Standards (ABNT), using recognized valuation methodologies appropriate to the characteristics and market conditions of each property. The resulting valuations are adequately supported and comply with the applicable regulations.17) DEPOSITS FROM BANKSFinancial liabilities called “Deposits from banks” are initially measured at fair value and, subsequently, at amortized cost, using the effective interest rate method.a) Composition by natureR$ thousands September 30, 2026 December 31, 2025 Demand deposits 1,189,230 1,203,130 Interbank deposits 6,263,245 5,485,877 Securities sold under agreements to repurchase 351,703,949 349,702,217 Borrowings 43,325,808 38,999,650 On-lending 35,744,858 31,708,620 Total 438,227,090 427,099,494BRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 51 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements 18) DEPOSITS FROM CUSTOMERSFinancial liabilities called “Deposits from customers” are initially measured at fair value and subsequently at amortized cost, using the effective interest rate method.R$ thousands September 30, 2026 December 31, 2025 Demand deposits 29,766,069 36,792,675 Savings deposits 118,384,238 124,461,404 Time deposits 608,725,388 560,020,072 Total 756,875,695 721,274,15119) FUNDS FROM SECURITIES ISSUEDa) Composition by type of security issued and locationR$ thousands September 30, 2026 December 31, 2025 Instruments Issued – Brazil: Real estate credit notes 83,550,373 75,321,675 Agribusiness notes 59,626,089 54,287,950 Financial bills 160,265,759 135,672,973 Covered Bonds 23,272,175 23,600,199 Subtotal 326,714,396 288,882,797 Securities – Overseas: MTN Program Issues (1) 17,033,521 11,423,465 Subtotal 17,033,521 11,423,465 Structured Operations Certificates 7,979,807 5,954,420 Total 351,727,724 306,260,682 (1) Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long-term.b) Changes in securities issuedR$ thousands 2026 2025 On January 1 306,260,682 257,977,344 Issuance 95,764,374 106,148,486 Interest accrued 31,150,436 22,369,959 Settlement and interest payments (80,299,291) (91,961,645) Exchange variation and others (1,148,477) 2,797,081 Balance on September 30 351,727,724 297,331,225BRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 52 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements20) SUBORDINATED DEBTa) Composition of subordinated debtMaturity R$ thousands Original term in years Nominal amount September 30, 2026 December 31, 2025 In Brazil Financial bills: 2027 7 13,000 26,317 24,005 2026 8 - - 1,380,842 2030 8 2,368,200 4,400,687 3,923,963 2027 9 89,700 207,355 187,469 2026 10 - - 655,486 2027 10 256,243 641,233 586,866 2028 10 248,300 619,832 567,279 2030 10 124,500 230,052 213,615 2031 10 3,296,400 6,621,357 13,246,380 2032 10 5,378,500 9,976,691 8,884,021 2033 10 531,000 763,402 700,964 2035 10 2,503,500 2,799,981 2,519,653 2036 10 3,552,300 3,846,277 - 2026 11 - - 4,531 2027 11 47,046 132,235 118,795 2028 11 74,764 191,282 176,548 Perpetual 17,304,000 18,815,744 21,524,109 Total (1) 49,272,445 54,714,526 (1) Includes the amount of R$46,643,818 thousand (R$50,648,748 thousand December 31, 2025), referring to subordinated debt recognized in “Eligible Debt Capital Instruments” for regulatory capital purpose.b) Changes in subordinated debtR$ thousands 2026 2025 Opening balances 54,714,526 57,458,927 Issuance 3,552,300 5,555,700 Interest accrued 6,130,197 6,334,898 Settlement and interest payments (15,124,578) (17,387,100) Final balance as of September 30 49,272,445 51,962,425BRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 53 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements 21) INSURANCE CONTRACTSa) Insurance contract assets and liabilitiesR$ thousands September 30, 2026 December 31, 2025 PAA BBA/VFA Total PAA BBA/VFA Total Total remaining coverage assets and liabilities 896,668 433,125,904 434,022,572 2,159,891 400,033,295 402,193,186 Insurance contracts assets - - - (545,500) - (545,500) Liability for remaining coverage (LRC) 896,668 433,125,904 434,022,572 2,705,391 400,033,295 402,738,686 - Present value of future estimated cash flows on Best Estimated Liability (BEL) - 407,545,825 407,545,825 - 376,309,243 376,309,243 Non-financial risk adjustment (RA) - 1,334,038 1,334,038 - 1,419,950 1,419,950 - Contractual service margin (CSM) - 24,246,041 24,246,041 - 22,304,102 22,304,102 - Premium allocation approach (PAA) 896,668 - 896,668 2,705,391 - 2,705,391 Liability for incurred claims 15,507,482 1,785,514 17,292,996 15,034,052 1,942,738 16,976,790 - Present value of future estimated cash flows on Best Estimated Liability (BEL) 15,008,046 1,701,633 16,709,679 14,602,721 1,875,947 16,478,668 Non-financial risk adjustment (RA) 499,436 83,881 583,317 431,331 66,791 498,122 Total Insurance contract liabilities 16,404,150 434,911,418 451,315,568 17,739,443 401,976,033 419,715,476b) Remaining coverage for general model (BBA)/variable fee approach (VFA)R$ thousands September 30, 2026 December 31, 2025 Non-Onerous Contracts Onerous contracts Total Non-Onerous Contracts Onerous contracts Total Present value of estimated future cash outflows 474,153,471 30,533,454 504,686,925 442,481,502 29,420,780 471,902,282 - Acquisition costs 4,234,138 82,365 4,316,503 4,114,779 94,408 4,209,187 - Claims and other directly attributable expenses 469,919,333 30,451,089 500,370,422 438,366,723 29,326,372 467,693,095 Present value of estimated future cash inflows (92,100,091) (5,041,009) (97,141,100) (91,025,507) (4,567,532) (95,593,039) Non-financial risk adjustment 744,035 590,003 1,334,038 792,866 627,084 1,419,950 Contractual Service Margin 24,120,151 125,890 24,246,041 22,189,750 114,352 22,304,102 Total remaining coverage of the general model/variable rate model 406,917,566 26,208,338 433,125,904 374,438,611 25,594,684 400,033,295BRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 54 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statementsc) Contracts recognized in the period for general model (BBA)/variable rate approach (VFA)R$ thousands September 30, 2026 December 31, 2025 Non-Onerous Contracts Onerous contracts Total Non-Onerous Contracts Onerous contracts Total Present value of estimated future cash outflows 46,844,097 1,367,374 48,211,471 26,807,917 416,379 27,224,296 - Acquisition costs 403,058 11 403,069 142,820 8 142,828 - Claims and other directly attributable expenses 46,441,039 1,367,363 47,808,402 26,665,097 416,371 27,081,468 Present value of estimated future cash inflows (51,415,312) (1,202,763) (52,618,075) (28,859,254) (365,663) (29,224,917) Non-financial risk adjustment 64,116 18,869 82,985 49,628 2,896 52,524 Contractual Service Margin 4,507,110 717 4,507,827 2,001,743 88 2,001,831 Total remaining coverage of the general model/variable rate model 11 184,197 184,208 34 53,700 53,734d) Realization of contractual service marginR$ thousands Due within one year 1 to 2 years 2 to 3 years 3 to 4 years 4 to 5 years More than 5 years Total Issued Insurance Contracts - Insurance Contract 3,399,161 2,834,763 2,374,529 2,234,248 1,852,453 11,550,887 24,246,041 General model/variable fee approach September 30, 2026 3,399,161 2,834,763 2,374,529 2,234,248 1,852,453 11,550,887 24,246,041 Issued Insurance Contracts - Insurance Contract 3,096,388 2,627,326 2,196,746 1,874,844 1,905,095 10,603,703 22,304,102 General model/variable fee approach December 31, 2025 3,096,388 2,627,326 2,196,746 1,874,844 1,905,095 10,603,703 22,304,102BRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 55 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statementse) Changes of the remaining coverage and claims incurredRecognized values for coverage R$ thousands BBA/VFA PAA Total Excluding Loss Component Loss Component TOTAL BBA/VFA Premium allocation approach BEL Non-financial risk adjustment CSM BEL Opening of direct assets - - - - - (545,500) (545,500) Opening of direct liabilities 368,492,759 1,419,950 22,352,414 7,768,172 400,033,295 2,705,391 402,738,686 Opening balances on January 1, 2026 368,492,759 1,419,950 22,352,414 7,768,172 400,033,295 2,159,891 402,193,186 Changes related to current period (Insurance revenue) (4,267,140) (113,495) (1,436,854) - (5,817,489) (43,401,195) (49,218,684) Total retrospective method contracts (270,894) (12,989) (356,651) - (640,534) - (640,534) Fair value transition method contracts (3,174,174) (81,297) (259,749) - (3,515,220) - (3,515,220) Issuance of contracts after transition (Other contracts) (817,616) (19,209) (820,454) - (1,657,279) - (1,657,279) Appropriation related to best output estimate (4,456) - - - (4,456) - (4,456) Appropriation relating to contracts premium allocation approach - - - - - (43,401,195) (43,401,195) Technical changes related to future periods 2,853,054 (59,400) 2,109,449 - 4,903,103 - 4,903,103 Changes in estimates that adjust the contractual service margin 1,442,863 (148,736) (1,294,127) - - - - Changes in estimates that do not adjust the contractual service margin (OCI) 277,941 6,351 - - 284,292 - 284,292 Appropriation/constitution regarding best output estimate 5,538,854 - 551,499 - 6,090,353 - 6,090,353 Contracts initially recognized in the period (4,406,604) 82,985 2,852,077 - (1,471,542) - (1,471,542) Insurance expenses 199,001 - - 505,534 704,535 3,624,461 4,328,996 Constitution of onerous contracts - - - 505,534 505,534 - 505,534 Acquisition cost 199,001 - - - 199,001 3,624,461 3,823,462 Financial expenses 36,649,823 86,983 1,221,032 85,640 38,043,478 - 38,043,478 Financial expenses of insurance contracts 36,649,823 86,983 1,221,032 85,640 38,043,478 - 38,043,478 Estimated cash flows (4,741,018) - - - (4,741,018) 38,513,511 33,772,493 Premiums received 29,086,955 - - - 29,086,955 43,021,661 72,108,616 Investment component (33,400,818) - - - (33,400,818) - (33,400,818) Insurance acquisition costs cash flow (427,155) - - - (427,155) (4,508,150) (4,935,305) Ending balance September 30, 2026 of remaining coverage assets and liabilities 399,186,479 1,334,038 24,246,041 8,359,346 433,125,904 896,668 434,022,572 Closing of direct assets - - - - - - - Closing of direct liabilities 399,186,479 1,334,038 24,246,041 8,359,346 433,125,904 896,668 434,022,572BRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 56 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements Recognized values for coverage R$ thousands BBA/VFA PAA Total Excluding Loss Component Loss Component TOTAL BBA/VFA Premium allocation approach BEL Non-financial risk adjustment CSM BEL Opening of direct assets - - - - - - - Opening of direct liabilities 326,129,277 1,713,661 24,695,113 7,459,691 359,997,742 3,413,117 363,410,859 Opening balances on January 1, 2025 326,129,277 1,713,661 24,695,113 7,459,691 359,997,742 3,413,117 363,410,859 Changes related to current period (Insurance revenue) (4,099,567) (136,095) (1,269,160) - (5,504,822) (39,766,847) (45,271,669) Total retrospective method contracts (382,809) (16,011) (400,013) - (798,833) - (798,833) Fair value transition method contracts (2,846,480) (76,761) (331,511) - (3,254,752) - (3,254,752) Issuance of contracts after transition (Other contracts) (876,732) (43,323) (537,636) - (1,457,691) - (1,457,691) Appropriation related to best output estimate 6,454 - - - 6,454 - 6,454 Appropriation relating to contracts premium allocation approach - - - - - (39,766,847) (39,766,847) Technical changes related to future periods 1,382,622 (21,014) 2,477,791 4 3,839,403 (2,854,404) 984,999 Changes in estimates that adjust the contractual service margin 2,913,126 (146,055) (2,790,725) 4 (23,650) - (23,650) Changes in estimates that do not adjust the contractual service margin (OCI) (850,051) (24,765) - - (874,816) - (874,816) Appropriation/constitution regarding best output estimate (7,071) - 665,484 - 658,413 - 658,413 Contracts initially recognized in the period (673,382) 149,806 4,603,032 - 4,079,456 (2,854,404) 1,225,052 Insurance expenses 190,158 - - 392,300 582,458 3,243,880 3,826,338 Constitution of onerous contracts - - - 392,300 392,300 - 392,300 Acquisition cost 190,158 - - - 190,158 3,243,880 3,434,038 Financial expenses 33,109,794 111,122 899,964 68,802 34,189,682 - 34,189,682 Financial expenses of insurance contracts 33,109,794 111,122 899,964 68,802 34,189,682 - 34,189,682 Estimated cash flows (3,260,270) - - - (3,260,270) 38,944,864 35,684,594 Premiums received 33,125,748 - - - 33,125,748 42,064,096 75,189,844 Investment component (36,131,244) - - - (36,131,244) - (36,131,244) Insurance acquisition costs cash flow (254,774) - - - (254,774) (3,119,232) (3,374,006) Ending balance on September 30, 2025 of remaining coverage assets and liabilities 353,452,014 1,667,674 26,803,708 7,920,797 389,844,193 2,980,610 392,824,803 Closing of direct assets - - - - - - - Closing of direct liabilities 353,452,014 1,667,674 26,803,708 7,920,797 389,844,193 2,980,610 392,824,803BRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 57 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statementsf) Changes in liability for incurred claims (LIC)R$ thousands LIC - BBA e VFA LIC - PAA TOTAL LIC BEL Non-financial risk adjustment Total liability for incurred claims - BBA and VFA BEL Non-financial risk adjustment Total liability for incurred - claims - PAA Balance December 31, 2025 1,875,947 66,791 1,942,738 14,602,721 431,331 15,034,052 16,976,790 Costs of providing insurance 2,983,296 16,702 2,999,998 30,923,146 89,353 31,012,499 34,012,497 Claims incurred and other insurance expenses 2,983,296 16,702 2,999,998 30,923,146 89,353 31,012,499 34,012,497 Liability adjustments for incurred claims (71,556) (6,721) (78,277) (602,447) (60,373) (662,820) (741,097) Financial expenses of insurance contracts 133,935 6,835 140,770 1,037,816 37,616 1,075,432 1,216,202 Changes recognized in other comprehensive income 14,631 274 14,905 122,408 1,509 123,917 138,822 Estimated cash flows (3,234,620) - (3,234,620) (31,075,598) - (31,075,598) (34,310,218) Claims and other insurance costs paid (3,234,620) - (3,234,620) (31,075,598) - (31,075,598) (34,310,218) Balance September 30, 2026 1,701,633 83,881 1,785,514 15,008,046 499,436 15,507,482 17,292,996Balance on December 31, 2024 1,788,775 65,439 1,854,214 13,109,371 418,375 13,527,746 15,381,960 Costs of providing insurance 3,072,559 (5,504) 3,067,055 28,019,279 37,917 28,057,196 31,124,251 Claims incurred and other insurance expenses 3,072,559 (5,504) 3,067,055 28,019,279 37,917 28,057,196 31,124,251 Liability adjustments for incurred claims (55,492) - (55,492) 72,338 - 72,338 16,846 Financial expenses of insurance contracts 132,781 6,163 138,944 914,771 30,377 945,148 1,084,092 Changes recognized in other comprehensive income (4,571) 991 (3,580) (42,046) 1,495 (40,551) (44,131) Estimated cash flows (3,229,468) - (3,229,468) (27,615,639) - (27,615,639) (30,845,107) Claims and other insurance costs paid (3,229,468) - (3,229,468) (27,615,639) - (27,615,639) (30,845,107) Balance on September 30, 2025 1,704,584 67,089 1,771,673 14,458,074 488,164 14,946,238 16,717,911BRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 58 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statementsg) Contractual service marginR$ thousands Nine-month period ended on September 30 2026 2025 Contracts measured at fair value in transition Contracts measured the full retrospective method Issuance of contracts after transition (Other contracts) Total Contracts measured at fair value in transition Contracts measured the full retrospective method Issuance of contracts after transition (Other contracts) Total Opening balances 4,410,167 6,389,910 11,552,337 22,352,414 7,215,705 8,414,912 9,064,496 24,695,113 Changes from the current period (259,749) (356,651) (820,454) (1,436,854) (331,511) (400,013) (537,636) (1,269,160) - Contractual service margin recognized in the period (259,749) (356,651) (820,454) (1,436,854) (331,511) (400,013) (537,636) (1,269,160) Changes in relation to future periods 195,368 28,680 1,885,401 2,109,449 59,177 (166,775) 2,585,389 2,477,791 - Contracts initially recognized 108,268 39,892 2,703,917 2,852,077 213,089 113,037 4,276,906 4,603,032 - Changes in estimates that adjust the contractual service margin 87,100 (11,212) (818,516) (742,628) (153,912) (279,812) (1,691,517) (2,125,241) Total technical changes (64,381) (327,971) 1,064,947 672,595 (272,334) (566,788) 2,047,753 1,208,631 Financial expenses of insurance contracts 50,429 362,671 807,932 1,221,032 27,912 302,530 569,522 899,964 Final balance as of September 30 4,396,215 6,424,610 13,425,216 24,246,041 6,971,283 8,150,654 11,681,771 26,803,708h) Changes in other comprehensive incomeR$ thousands Nine-month period ended on September 30 2026 2025 Opening balances 4,515,780 3,614,624 Changes in other comprehensive income (254,048) 551,368 Income and expenses recognized in the period in Other comprehensive income (423,114) 918,947 Deferred taxes 169,066 (367,579) Final balance as of September 30 4,261,732 4,165,992Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements i) Insurance income Nine-month period ended on September 30 R$ thousands Amounts related to changes in liabilities for remaining coverage (LRC) 2026 2025 Outputs related to general model contracts 49,218,684 45,271,669 Expected claims incurred and Expenses 4,267,139 4,099,569 - Recovery of Acquisition Cash Flow 4,063,682 3,915,865 - Experience Adjustments 199,001 190,158 Non-financial risk adjustment change 4,456 (6,454) Contractual service margin recognized for general model and variable rate 113,495 136,095 Income related to contracts measured under premium allocation approach 1,436,854 1,269,160 Insurance Revenue 43,401,196 39,766,845 49,218,684 j) Insurance financial expense 45,271,669 Nine-month period ended on September 30 R$ thousands Changes in obligation to pay arising from return on investment 2026 2025 Interest on monetary adjustment of insurance liabilities (10,964,937) (11,027,148) Amounts recognized in statements of income (28,294,743) (24,246,626) Effect of changes in interest rates (39,259,680) (35,273,774) Amounts recognized in other comprehensive income (423,114) 918,947 Financial expenses of insurance contracts (423,114) 918,947 (39,682,794) (34,354,827) 59 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRSBRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 60 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements k) Claims developmentThe claims development table is intended to illustrate the inherent insurance risk, comparing claims paid with their respective provisions, starting from the year in which the claim was reported. The upper part of the table shows the variation in the provision over the years. The provision varies as more accurate information regarding the frequency and severity of claims is obtained. The lower part of the table demonstrates the reconciliation of the amounts with the account balances. Occurrence/Payment R$ thousands Payment year 1 Payment year 2 Payment year 3 Payment year 4 Payment year 5 Payment year 6 Payment year 7 Payment year 8 Payment year 9 Payment year 10 Year of occurrence 1 3,572,230 3,788,554 3,447,125 3,462,666 3,473,250 3,494,316 3,499,862 3,499,909 3,508,068 3,516,428 Year of occurrence 2 3,358,739 3,594,610 3,291,938 3,297,473 3,316,239 3,325,018 3,334,273 3,349,216 3,357,384 - Year of occurrence 3 3,076,300 3,408,476 3,133,576 3,149,467 3,162,172 3,175,134 3,183,603 3,189,081 - - Year of occurrence 4 3,094,391 3,443,638 3,099,284 3,100,071 3,108,391 3,120,140 3,137,207 - - - Year of occurrence 5 4,193,725 4,122,554 3,731,977 3,722,049 3,744,632 3,757,787 - - - - Year of occurrence 6 4,522,443 4,931,844 4,694,927 4,746,288 4,755,427 - - - - - Year of occurrence 7 4,856,408 5,225,343 4,986,670 5,002,439 - - - - - - Year of occurrence 8 5,316,508 5,635,436 5,398,517 - - - - - - - Year of occurrence 9 5,495,885 5,852,851 - - - - - - - - Year of occurrence 10 5,635,920 - - - - - - - - - Payments accumulated up to September 30, 2026 5,635,920 5,852,851 5,398,517 5,002,439 4,755,427 3,757,787 3,137,207 3,189,081 3,357,384 3,516,428 Estimate of claims on September 30, 2026 19,904,577 7,525,743 5,995,663 5,294,197 4,957,558 3,924,406 3,224,463 3,246,819 3,398,994 3,516,428 Estimated claims payable September 30, 2026 14,268,657 1,672,892 597,146 291,758 202,131 166,619 87,256 57,738 41,610 -R$ thousands Estimated claims payable 17,385,807 Adjustment to present value (1,193,982) Adjustment for non-financial risk 277,405 Other estimates 823,766 Liabilities for claims incurred September 30, 2026 17,292,996 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements 22) PROVISIONS, CONTINGENT ASSETS AND LIABILITIES a) Contingent assets Bradesco is engaged in administrative and judicial disputes regarding possible overpayments or undue payments of federal taxes and contributions. Contingent assets related to the taxes in dispute, as well as the estimated amounts to be recovered, when applicable, are only recognized when the outcome of the lawsuit and the corresponding credit are virtually certain. b) Provisions classified as probable losses The Company is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business. Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts’ positions, the loss is deemed probable. Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits. I) Labor claims These are claims brought by former employees and outsourced employees seeking indemnification. The constitution of the provision, considers the following factors, among others: date of receipt of the proceedings (before or after the labor reform of November 2017), the average calculated value of payments made for labor complaints before and after the labor reform, propensity for loss and monetary correction of the averages calculated, in addition to individual assessment in specific cases. II) Civil claims These are claims for indemnification primarily related to banking products and services and the inflation indexation alleged to have been lost resulting from economic plans. These lawsuits are individually controlled through a system and provisioned, following criteria applied to each specific type, which may involve the average value of the processes or individual assessment, whenever the loss is determined to be probable, considering the opinion of legal advisors, nature of the actions, similarity with previous processes, complexity and positioning of courts. In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the 80s and 90s, Bradesco, despite being confident it complied with the law and regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ). In December 2017, with the mediation of the Attorney’s General Office (AGU) and intervention of the Central Bank of Brazil (BCB), the entities representing banks and savers/depositors, entered into an agreement related to litigation of economic 61 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018. On March 11, 2020, the signatory entities signed an amendment extending the collective agreement for a period of 5 (five) years, the Federal Supreme Court approved the extension of the agreement for 30 months. On December 16, 2022, the Federal Supreme Court (STF) approved the request to extend the agreement for another 30 months. On May 23, 2025, the Federal Supreme Court (STF) issued a decision recognizing the constitutionality of the economic plans, but also validated the agreement signed between savings accounts holders, banks, and the entities for the payment of monetary correction differences, extending the period for adhesion by another 24 months from the date of the judgment. Considering that it is a voluntary agreement, which does not oblige the customer to adhere, there is no estimate of how many customers will do so. III) Provision for tax risks The Organization has been discussing judicially the legality and constitutionality of certain taxes and contributions (“legal obligations”) which have been fully provisioned. These cases have their procedural evolution through the Judiciary and administrative spheres, monitored regularly. The most significant are: - PIS (Program of Social Integration) and Cofins (Contribution for Social Security Financing) - R$3,624,877 thousand (R$3,467,535 thousand December 31, 2025): Bradesco is requesting to calculate and pay contributions to PIS and Cofins only on the sale of goods/rendering of services (billing), excluding financial income from the calculation base; - PIS and Cofins - R$1,015,176 thousand (R$951,899 thousand December 31, 2025): Bradesco is requesting to calculate and pay contributions to PIS and Cofins under the cumulative regime (3.65% rate on sales of goods/installment services); and - INSS (National Institute of Social Security) – Contribution to SAT (Work Accident Insurance) – R$586,343 thousand (R$560,495 thousand December 31, 2025): In an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, in which the classification of banks at the highest level of risk is questioned, with respect to Work Accident Risk – RAT, which raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07. In general, the duration of the lawsuits in the Brazilian judicial system are unpredictable, which is why there is no disclosure of the expected date for judgment of these lawsuits. 62 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements IV) Change in provisions by nature Labor Balance December 31, 2025 R$ thousands Civil Tax 4,361,652 Total Adjustment for inflation 6,918,859 62,633 6,749,842 18,030,353 Provisions, net of (reversals and write-offs) 251,694 2,116,406 267,249 581,576 Payments (2,223,190) (2,596,683) (837,459) (5,657,332) 2,394,069 Balances September 30, 2026 (253,393) 4,257,082 4,317,501 6,967,939 5,926,239 17,211,679 Balance on December 31, 2024 2,613,403 Adjustment for inflation 214,345 7,827,251 7,457,160 17,897,814 Provisions, net of (reversals and write-offs) 345,155 4,338,973 405,045 964,545 Payments (2,678,113) (2,584,996) (1,394,856) (6,657,965) 1,163,092 1,486,275 6,988,340 Balances on September 30, 2025 4,488,608 6,750,502 c) Contingent liabilities classified as possible losses 7,953,624 19,192,734 The Organization maintains a system to monitor all administrative and judicial proceedings in which its Organization companies is plaintiff or defendant and, considering, amongst other things the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the condensed consolidated interim financial statements and totaled, September 30, 2026, for labor claims R$1,561,092 thousand (R$1,456,696 thousand December 31, 2025), for civil claims R$12,112,024 thousand (R$11,124,335 thousand December 31, 2025) and for tax proceedings R$39,035,299 thousand (R$43,095,893 thousand December 31, 2025). The main tax proceedings with this classification are: - COFINS – 1999 to 2014 – R$10,915,510 thousand (R$10,475,878 thousand December 31, 2025): assessments and disallowances of offsetting Cofins credits, launched after a favorable decision was made in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base for income other than revenue was discussed (Law No. 9,718/98); - IRPJ and CSLL deficiency note – 2012 to 2015 – R$6,707,957 thousand (R$11,141,274 thousand December 31, 2025): due to the disallowance of interest expenses (CDI), related to certain investments and deposits between the companies of the Organization. In the nine-month period ended September 30, 2026, the Organization opted to settle debts, considering the benefits provided for in Law No. 14,689/2023 (Quality Vote Law), resulting in the exclusion of interest and fines and the settlement of the principal through full use of CSLL Tax Loss and Negative Base credits, in the amount of R$1,780,614 thousand; - IRPJ and CSLL – 2006 to 2021 – R$7,561,074 thousand (R$7,749,082 thousand December 31, 2025), relating to goodwill amortization being disallowed on the acquisition of investments; - IRPJ and CSLL deficiency note – 2008 to 2019 – R$3,560,828 thousand (R$3,502,232 thousand December 31, 2025): relating to disallowance of expenses with credit losses; 63 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRSBRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 64 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements - PIS and COFINS notifications and disallowances of compensations – R$2,115,806 thousand (R$1,967,940 thousand December 31, 2025): relates to the constitutionality of the expansion of the calculation base to other revenues other than billing (Law No. 9,718/98) in acquired companies; - Interest on Own Capital (TJLP) – Base year 2019 to 2021 – R$1,014,772 thousand (R$933,359 thousand December 31, 2025): IRPJ/CSLL assessments relating to the year 2019 questioning the deductibility in the tax calculation bases above the expense related to Interest on Own Capital (TJLP); - IRPJ and CSLL deficiency note – 2000 to 2014 – R$874,363 thousand (R$835,865 thousand December 31, 2025): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation; and - PLR - Profit Sharing - Base years from 2009 to 2011 - R$132,799 thousand (R$202,467 thousand December 31, 2025): assessments for the social security contribution on amounts paid to employees as profit sharing, for alleged failure to comply with the rules contained in Law No. 10,101/00.23) OTHER LIABILITIESa) Other liabilitiesR$ thousands September 30, 2026 December 31, 2025 Financial liabilities 143,355,995 117,391,205 Credit card transactions (1) 53,012,425 49,053,015 Foreign exchange transactions (2) 47,053,195 32,050,063 Loan assignment obligations 3,515,353 3,488,479 Capitalization bonds 10,151,785 10,266,997 Liabilities related to the sale of financial instruments 9,856,594 6,816,733 Securities trading 17,156,151 12,468,529 Lease liabilities (Note 23b) 2,610,492 3,247,389Other liabilities 63,830,870 59,109,914 Third party funds in transit (3) 5,202,047 6,130,263 Provision for payments 13,711,529 14,897,313 Sundry creditors 6,425,581 7,717,585 Social and statutory 4,433,751 9,111,650 Other taxes payable 2,659,106 2,272,401 Liabilities for acquisition of assets and rights 1,175,090 625,933 Taxes and contributions 5,475,360 1,030,874 Obligations for quotas of investment funds 10,243,693 3,799,034 Other (4) 14,504,713 13,524,861 Total 207,186,865 176,501,119 (1) Refers to amounts payable to merchants; (2) Primarily refers to Bradesco’s sales in foreign currency to customers and its rights in domestic currency, resulting from exchange sale operations; (3) Primarily refers to payment orders issued domestically and the amount of payment orders in foreign currency coming from overseas; and (4) Includes credits for resources to be released and obligations for payment resources.Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements b) Lease liabilities Balance December 31, 2025 R$ thousands Additions / (reductions) 3,247,390 Payments (17,715) (845,306) Appropriation of financial charges 226,123 Final balance as of September 30, 2026 2,610,492 Balance on January 1, 2025 Additions / (reductions) 3,014,544 Payments 1,316,741 (1,135,546) Appropriation of financial charges 256,579 Final balance as of September 30, 2025 Maturity of the leases 3,452,318 The maturity of these financial liabilities as of September 30, 2026 is divided as follows: R$709,964 thousand (R$730,937 thousand December 31, 2025) up to one year, R$1,643,800 thousand (R$1,730,439 thousand December 31, 2025) between 1 and 5 years and R$407,725 thousand (R$495,566 thousand December 31, 2025) over 5 years. 24) LOAN COMMITMENTS AND FINANCIAL GUARANTEE CONTRACTS The table below summarizes the total risk represented by loan commitments and financial guarantee contracts: R$ thousands September 30, 2026 Loan commitments (1) December 31, 2025 Financial guarantees (2) 363,363,866 358,376,828 Letters of credit for imports 133,022,192 125,119,738 Total 1,151,163 356,071 497,537,221 (1) Includes available lines of credit, limits for credit cards, personal loans, housing loans and overdrafts; and (2) Refers to guarantees mostly provided for Corporate customers. 483,852,637 Financial guarantees are conditional commitments for loans issued to ensure the performance of a customer in an obligation to a third party. There is usually the right of recourse against the customer to recover any amount paid under these guarantees. Moreover, we can retain cash or other highly liquid funds to counter-guarantee these commitments. The contracts are subject to the same credit evaluations as other loans and advances. Letters of credit are issued mainly to endorse public and private debt issue agreements including commercial paper, securities financing and similar transactions. The letters of credit are subject to customer credit evaluation by the Management. We issue letters of credit in connection with foreign trade transactions to guarantee the performance of a customer with a third party. These instruments are short-term commitments to pay the third-party beneficiary under certain contractual terms for the shipment of products. The contracts are subject to the same credit evaluation as other loans and advances. 65 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements 25) EQUITY a) Capital and shareholders’ rights i. Composition of share capital in number of shares The share capital, paid-in and to be paid-in, is divided into registered book-entry shares with no par value. Common September 30, 2026 December 31, 2025 Preferred 5,303,870,781 5,303,870,781 Subtotal 5,288,141,247 5,288,141,247 Treasury (common shares) (1) 10,592,012,028 10,592,012,028 Treasury (preferred shares) (1) (10,650,000) (7,500,000) Total outstanding shares (10,650,000) (7,500,000) 10,570,712,028 10,577,012,028 Capital increase (common shares) (2) Capital increase (preferred shares) (2) 302,876,396 - Total outstanding shares after the capital increase 301,976,357 - 11,175,564,781 (1) In February 2026, 6,300,000 treasury shares were acquired, of which 3,150,000 were common shares and 3,150,000 were preferred shares; and (2) Number of shares related to the capital increase approved by the Brazilian Central Bank on October 08, 2026, in the amount of R$ 10 billion. 10,577,012,028 All the shareholders are entitled to receive, in total, a mandatory dividend of at least 30% of Bradesco’s annual net income, as shown in the statutory accounting records, adjusted by transfers to reserves. The Company has no obligation that is exchangeable for or convertible into shares. As a result, its diluted earnings per share is the same as the basic earnings per share. In occurring any operation that changes the number of shares, simultaneously with the transaction in the Brazilian market, and with the same timeframes, an identical procedure is adopted in the international market, for the ADRs/GDRs traded in New York, USA, and Madrid, Spain. b) Changes in share capital In the Special Shareholders’ Meeting of March 10, 2026, the Board of Directors’ proposal was approved to increase the capital stock by R$6,670,000 thousand, increasing it from R$87,100,000 thousand to R$93,770,000 thousand, without issuing shares, through the capitalization of part of the balance of the account “Profit Reserves - Legal Reserve”, in compliance with the provisions in Article 169 of Law No. 6,404/76. At a meeting of the Board of Directors held on July 29, 2026, the Company approved a share capital increase of R$10 billion, supported by a commitment from the controlling shareholders to subscribe for a minimum amount of R$8 billion. Additionally, the early payment of R$6.5 billion in Interim Interest on Shareholders’ Equity was approved in September 15, 2026, to enable shareholders to use these funds for the subscription. 66 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements On October 2, 2026, the Board of Directors of Bradesco has regulatory approval of the capital increase approved on July 29, 2026, totaling R$10 billion, of which R$5.4 billion was subscribed by the controlling shareholders and R$4.6 billion by non-controlling shareholders. The capital increase was fully subscribed through subscriptions for 604,852,753 new shares, consisting of 302,876,396 common shares and 301,976,357 preferred shares, at subscription prices of R$15.43 per common share and R$17.64 per preferred share. Following the expiration of the initial subscription period, 1,505,454 common shares and 14,553,057 preferred shares remained unsubscribed in connection with the Capital Increase. The subscription rights relating to these remaining shares, represented by subscription receipts, were subsequently auctioned on B3 S.A. The auction prices amounted to R$15.50 per common share right and R$17.86 per preferred share right, corresponding to the original subscription prices of R$15.43 and R$17.64, respectively, plus a premium of R$0.07 per common share and R$0.22 per preferred share. All rights offered were successfully sold, generating gross proceeds of R$283,252 thousand. As a result of the auction, the remaining shares were fully subscribed. The premiums obtained in the auction, totaling R$3,307 thousand, were allocated to the Company’s capital reserve, while the underlying subscription amounts were applied to the capital increase. On October 8, 2026, the Central Bank of Brazil Bradesco has regulatory approval of the capital increase of Banco Bradesco S.A. The shares subscribed during both the initial subscription period and the subsequent auction process were issued and credited to the respective subscribers on October 13, 2026. c) Reserves Capital reserves The capital reserve consists mainly of premiums paid by the shareholders upon subscription of shares. The capital reserve is used for (i) absorption of any losses in excess of accumulated losses and revenue reserves, (ii) redemption, reimbursement of purchase of shares, (iii) redemption of founders’ shares, (iv) transfer to share capital, and (v) payment of dividends to preferred shares, when this privilege is granted to them. Revenue reserves In accordance with Corporate Legislation, Bradesco and its Brazilian subsidiaries must allocate 5% of their annual corporate profit (as presented in the condensed consolidated interim financial statements prepared in accordance with accounting practices adopted in Brazil (BRGAAP), applicable to institutions authorized to operate by the Central Bank of Brazil), after absorbing accumulated losses, to a legal reserve, the distribution of which is subject to certain limitations. The reserve can be used to increase capital or absorb losses but cannot be distributed in the form of dividends. The Statutory Reserve aims to maintain an operating margin that is compatible with the development of the Company’s active operations and may be formed by up to 100% of net income remaining after statutory allocations if proposed by the Board of Executive Officers, approved by the Board of Directors and ratified at the Shareholders’ Meeting, with the accumulated value limited to 95% of the Company’s paid-in capital share amount. 67 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRSBRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 68 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements d) Interest on equity/DividendsThe distribution of income is calculated on adjusted net income, as presented in the condensed consolidated interim financial statements prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil.At a meeting of the Board of Directors on March 25, 2026, the Board of Directors approved the proposal for the payment of interest on shareholders' equity, related to the first quarter of 2026, in the amount of R$3,000,000 thousand, of which R$0.270307744 per common share and R$0.297338519 per preferred share, the payment of which was originally expected to occur by October 30, 2026, however, it was settled in advance on September 15, 2026.At a meeting of the Board of Directors on June 23, 2026, the Board of Directors approved the proposal for the payment of interest on shareholders' equity, related to the first half of 2026, in the amount of R$3,500,000 thousand, which represents R$0.315359035 per common share and R$0.346894939 per preferred share, the payment of which was originally expected to occur by January 29, 2027, however, it was paid in advance on September 15, 2026.At a meeting of the Board of Directors held September 30, 2026, the proposal submitted by Management for the payment of interest on shareholders' equity, relating to the second half of 2026, in the amount of R$3,800,000 thousand, corresponding to R$0.342389810 per common share and R$0.376628790 per preferred share, was approved. The payment will be made by April 30, 2027.As a result of the homologation of the capital increase by the Central Bank of Brazil, the amounts of interest on shareholders' equity approved September 30, 2026, were adjusted to reflect the new number of shares comprising the Company's share capital, corresponding to R$0.323858718 per common share and R$0.356244590 per preferred share after the issuance of the subscribed shares, with no change to the total amount of R$3,800,000 thousand previously declared. All other terms and conditions previously disclosed remain unchanged, including the payment of the interest on shareholders' equity on or before April 30, 2027.Interest on shareholders’ equity for the nine-month period ended September 30, 2026, is calculated as follows:R$ thousands % (1) Net income available for distribution (in accordance with Brazilian Corporate Law) 19,188,782 (-) Legal reserve 959,439 Net income available for distribution (in accordance with Brazilian Corporate Law) 18,229,343 Monthly and intermediary interest on shareholders’ equity (gross), paid 1,723,201 Intermediary interest on shareholders’ equity (gross) paid 6,500,000 Declared intermediary interest on shareholders’ equity (gross) 3,800,000 Additional provisioned interest on equity (gross) 55,235 Withholding income tax on interest on shareholders' equity (2,113,726) Interest on shareholders' equity (net) accumulated September 30, 2026 9,964,710 54.66 Interest on shareholders' equity (net) accumulated on September 30, 2025 9,040,875 52.66 (1) Percentage of interest on shareholders’ equity/net income available for distribution (in accordance with Brazilian Corporate Law).Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements Interest on equity was paid or recognized in provisions, as follows: Per share (gross) - R$ R$ thousands Description Common Preferred Amount paid/provisio ned Withholding Income Tax (IRRF) (17.5%) (4) Net paid/provisi oned amount Monthly interest on shareholders’ equity paid 0.155248 0.170773 Intermediary interest paid on shareholders’ equity (1) 1,723,201 0.585667 0.644233 6,500,000 (301,560) 1,421,641 Intermediary interest declared on shareholders’ equity (2) (3) (1,137,500) 0.323859 0.356245 5,362,500 3,800,000 Supplementary interest on shareholders’ equity provisioned (3) 0.004707 0.005178 55,235 (665,000) (9,666) 3,135,000 45,569 Total accrued September 30, 2026 1.069481 1.176429 12,078,436 (2,113,726) 9,964,710 R$ thousands Per share (gross) - R$ Description Common Preferred Amount paid/provisio ned Withholding Income Tax (IRRF) (15%) Net paid/provisi oned amount Monthly interest on shareholders’ equity paid 0.155248 0.170773 Intermediary interest on shareholders’ equity paid 1,724,606 0.747406 0.822147 8,300,000 (258,691) 1,465,915 Supplementary interest on shareholders´ equity paid 0.055085 0.060593 611,718 (91,758) 519,960 (1,245,000) 7,055,000 Total accrued on September 30, 2025 0.957739 1.053513 10,636,324 (1,595,449) (1) Paid on September 15, 2026; (2) To be paid until April 30, 2027; (3) Amount per share calculated based on the number of shares outstanding following the homologation of the capital increase by the Central Bank of Brazil on October 8, 2026; and (4) Increase in the rate from January 1, 2026, according to Complementary Law No. 224/2025. 9,040,875 e) Treasury shares On May 07, 2025, the Board of Directors resolved to institute a new buyback program that authorizes Bradesco's Board of Executive Officers to acquire, in the period from May 08, 2025 to November 08, 2026, up to 106,584,881 book-entry, registered shares, with no par value, with up to 53,413,506 common shares and up to 53,171,375 preferred shares, to be held in treasury and subsequently cancelled, without reducing capital stock. September 30, 2026, 10,650,000 common share and 10,650,000 preferred shares remained in treasury, amounting to R$288,591 thousand (2025 – R$168,625 thousand). The minimum, average and maximum cost per ordinary share (ON) is R$10.65, R$12.14 and R$17.68 and per preferred share (PN) is R$11.53, R$13.47 and R$20.40 respectively. 69 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRSBRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 70 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements26) EARNINGS PER SHAREa) Basic earnings per shareThe basic earnings per share was calculated based on the weighted average number of common and preferred shares outstanding, as shown in the calculations below:Nine-month period ended on September 30 2026 2025 Net earnings attributable to the Organization's common shareholders (R$ thousand) 9,356,164 8,177,245 Net earnings attributable to the Organization’s preferred shareholders (R$ thousand) 10,291,784 8,994,970 Weighted average number of common shares outstanding (thousands) 5,293,648 5,297,597 Weighted average number of preferred shares outstanding (thousands) 5,277,918 5,281,867 Basic earnings per share attributable to common shareholders of the Organization (in Reais) 1.77 1.54 Basic earnings per share attributable to preferred shareholders of the Organization (in Reais) 1.95 1.70b) Diluted earnings per shareDiluted earnings per share are the same as basic earnings per share since there are no potentially dilutive instruments.27) NET INTEREST INCOMER$ thousands Three-month period ended on September 30 Nine-month period ended on September 30 2026 2025 2026 2025 Interest and similar income Loans and advances to financial institutions 10,664,017 10,410,079 32,595,733 25,821,959 Loans and advances to customers: - Loans 33,491,581 30,115,461 99,172,462 86,644,246 - Leases 254,966 233,349 761,962 542,530 Financial assets: - Measured at fair value through profit or loss 16,566,915 13,223,317 44,504,200 37,965,923 - Fair value through other comprehensive income 3,705,156 3,105,988 12,069,931 10,023,352 - At amortized cost 8,223,744 8,387,170 26,164,316 24,163,265 Compulsory deposits with the Central Bank 3,411,203 3,216,747 9,725,085 8,675,784 Other financial interest income 23,791 15,546 84,343 28,152 Total 76,341,373 68,707,657 225,078,032 193,865,211Interest and similar expenses Deposits from banks: - Interbank deposits (315,884) (1,196,877) (1,620,314) (2,282,154) - Funding in the open market (11,567,643) (10,796,218) (33,706,982) (27,892,158) - Borrowings and on-lending (2,045,669) (1,988,892) (8,212,389) (5,340,003) Deposits from customers: - Savings accounts (2,205,812) (2,315,926) (6,574,224) (6,760,604) - Time deposits (14,443,517) (12,586,212) (41,177,073) (33,791,939) Funds from securities issued (10,635,746) (9,286,776) (31,150,436) (22,370,913) Subordinated debt (1,862,227) (2,176,185) (6,130,197) (6,334,898) Liabilities of insurance contracts (14,160,149) (12,133,655) (39,259,680) (33,610,246) Technical capitalization provisions (222,478) (213,570) (663,644) (614,823) Total (57,459,125) (52,694,311) (168,494,939) (138,997,738)Net interest income 18,882,248 16,013,346 56,583,093 54,867,473BRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 71 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements28) NET FEE AND COMMISSION INCOMER$ thousands Three-month period ended on September 30 Nine-month period ended on September 30 2026 2025 2026 2025 Fee and commission income Credit card income 2,750,596 2,596,307 8,143,208 7,607,702 Current accounts 1,577,533 1,662,551 4,774,619 5,024,686 Collections 300,965 335,474 913,429 1,026,707 Loans 583,662 748,905 1,814,124 2,043,178 Asset management 408,192 547,705 1,147,762 1,229,967 Consortium management 902,949 829,798 2,599,863 2,308,259 Custody and brokerage services 582,097 515,891 1,745,306 1,482,689 Capital Markets / Financial Advisory Services 551,028 445,013 1,665,670 1,441,695 Payments 106,453 90,656 319,804 272,363 Other 219,807 208,370 649,451 577,492 Total 7,983,282 7,980,670 23,773,236 23,014,73829) NET GAINS/(LOSSES) ON FINANCIAL ASSETS AND LIABILITIES MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSSR$ thousands Three-month period ended on September 30 Nine-month period ended on September 30 2026 2025 2026 2025 Investments in securities 1,020,671 (491,420) 106,517 115,758 Derivative financial instruments 868,140 1,291,713 3,114,445 2,482,957 Total 1,888,811 800,293 3,220,962 2,598,71530) NET GAINS/(LOSSES) ON FINANCIAL ASSETS MEASURED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOMENet gains and losses on financial assets at FVOCI consist primarily of changes in the fair value of financial assets mainly fixed income securities.31) NET GAINS/(LOSSES) ON FOREIGN CURRENCY TRANSACTIONSNet gains and losses on foreign currency transactions primarily consist mainly of gains or losses from currency trading and translation of monetary items from a foreign currency into the functional currency.BRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 72 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements32) INSURANCE SERVICE RESULTR$ thousands Three-month period ended on September 30 Nine-month period ended on September 30 2026 2025 2026 2025 Revenue from PAA contracts 14,668,516 13,550,818 43,401,197 39,766,847 Revenue from BBA contracts 1,960,071 1,881,787 5,804,489 5,493,603 Revenue from VFA contracts 3,443 3,383 12,998 11,219 Insurance and pension plans revenue 16,632,030 15,435,988 49,218,684 45,271,669 Claims incurred (11,313,961) (10,793,921) (32,573,098) (30,382,534) Acquisition costs (1,274,519) (1,188,915) (3,823,462) (3,434,038) Administrative expenses (987,133) (993,488) (2,839,148) (2,785,539) Onerous contracts 254,445 (146,527) (505,534) (392,300) Reinsurance result (22,486) 5,523 (22,909) (15,060) Insurance and pension expenses (13,343,654) (13,117,328) (39,764,151) (37,009,471) Insurance services result 3,288,376 2,318,660 9,454,533 8,262,19833) PERSONNEL EXPENSESR$ thousands Three-month period ended on September 30 Nine-month period ended on September 30 2026 2025 2026 2025 Salaries (3,441,899) (3,277,034) (10,113,391) (9,404,256) Benefits (1,234,113) (1,249,321) (3,676,599) (3,793,494) Social security charges (1,071,470) (1,090,576) (3,122,630) (3,222,651) Employee profit sharing (541,217) (537,244) (1,652,075) (1,514,426) Training (43,187) (29,542) (87,414) (69,271) Total (6,331,886) (6,183,717) (18,652,109) (18,004,098)34) OTHER ADMINISTRATIVE EXPENSESR$ thousands Three-month period ended on September 30 Nine-month period ended on September 30 2026 2025 2026 2025 Outsourced services (1,045,952) (1,160,304) (3,076,082) (3,339,643) Communication (170,179) (167,034) (490,303) (482,389) Data processing (948,320) (762,374) (2,795,208) (2,042,468) Advertising and marketing (295,076) (297,511) (945,325) (799,648) Asset maintenance (266,174) (302,376) (759,938) (914,321) Financial system (411,420) (349,068) (1,217,938) (1,156,062) Rental (23,426) (24,106) (72,926) (75,141) Security and surveillance (108,250) (111,148) (330,470) (352,928) Transport (134,065) (147,809) (416,188) (458,515) Water, electricity and gas (59,961) (62,331) (199,399) (213,421) Supplies (31,967) (26,711) (87,227) (81,579) Travel (54,917) (40,060) (153,971) (113,867) Other (644,475) (625,533) (1,642,771) (1,550,066) Total (4,194,182) (4,076,365) (12,187,746) (11,580,048)BRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 73 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements35) DEPRECIATION AND AMORTIZATIONR$ thousands Three-month period ended on September 30 Nine-month period ended on September 30 2026 2025 2026 2025 Amortization expenses (1,158,069) (1,142,244) (3,455,996) (3,448,239) Depreciation expenses (523,052) (613,404) (1,576,331) (1,805,552) Total (1,681,121) (1,755,648) (5,032,327) (5,253,791)36) OTHER OPERATING INCOME/(EXPENSES)R$ thousands Three-month period ended on September 30 Nine-month period ended on September 30 2026 2025 2026 2025 Tax expenses (2,232,366) (1,934,162) (6,577,402) (6,070,577) Legal provision (1,891,605) (2,196,588) (4,864,895) (7,924,785) Income from sales of non-current assets, investments, and property and equipment, net (2,530) (139) 82,607 77,053 Card sales expenses (1,351,092) (1,127,076) (3,862,923) (3,253,111) Other (1) 1,018,784 515,439 (592,223) (440,661) Total (4,458,809) (4,742,526) (15,814,836) (17,612,081) (1) Composed mainly of operating income and expenses whose balances are not individually relevant and have no specific classification.37) INCOME TAX AND SOCIAL CONTRIBUTIONa) Calculation of income tax and social contribution chargesR$ thousands Three-month period ended on September 30 Nine-month period ended on September 30 2026 2025 2026 2025 Income before income taxes 7,602,062 4,880,344 22,769,388 15,272,666 Total burden of income tax (25%) and social contribution (20%) at the current rates (3,420,928) (2,196,155) (10,246,225) (6,872,700) Effect of additions and exclusions in the tax calculation: - Share of profit of associates and joint ventures 208,067 204,152 650,589 601,380 Non-taxable income net of non-deductible expenses 377,445 616,739 1,189,868 2,312,270 Interest on shareholders' equity 1,848,866 1,706,528 5,435,296 4,786,346 Other amounts (1) 820,235 356,408 113,184 1,282,981 Income tax and social contribution for the period (2) (166,315) 687,672 (2,857,288) 2,110,277 (1) Includes: (i) the adjustment of the current rate for financial companies except banks, insurance companies and non-financial companies, in relation to the rates shown; (ii) write-off of tax losses and negative basis for settling debts with the benefit of Law 14,689/23 (Quality Vote Law) in the amount of R$1,780,614 thousand (2025 – R$0) (Note 22c); and (iii) incentive deductions; and (2) September 30, 2026, IRPJ and CSLL expenses are made up of R$6,176,224 thousands of current taxes (2025 - R$5,480,636 thousand) and R$9,033,512 thousands of deferred taxes (2025 - R$7,590,913 thousand).BRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 74 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statementsb) Deferred income tax and social contribution presented in the consolidated statement of financial positionR$ thousands Balance December 31, 2025 Amount recorded Amount realized Balance September 30, 2026 Expected credit losses associated with credit risk 81,719,902 7,028,346 (12,556,701) 76,191,547 Civil provisions 2,987,706 288,668 (271,921) 3,004,453 Tax provisions 2,714,477 193,197 (42,551) 2,865,123 Labor provisions 1,943,850 195,697 (215,583) 1,923,964 Non-current assets held for sale and discontinued operations 640,225 184,689 (397,485) 427,429 Adjustment to fair value of financial assets measured at fair value through profit or loss and derivatives 34,105 215,843 (21,883) 228,065 Other 6,407,842 1,872,418 (2,364,131) 5,916,129 Total deductible taxes on temporary differences 96,448,107 9,978,858 (15,870,255) 90,556,710 Income tax and social contribution losses in Brazil and overseas 18,682,204 1,583,545 (2,559,849) 17,705,900 Subtotal 115,130,311 11,562,403 (18,430,104) 108,262,610 Adjustment to fair value of securities measured at fair value through other comprehensive income 1,592,382 444,296 (741,165) 1,295,513 Total deferred tax assets (1) 116,722,693 12,006,699 (19,171,269) 109,558,123 Deferred tax liabilities (1) 7,381,018 3,166,616 (1,000,805) 9,546,829 Net deferred taxes (1) 109,341,675 8,840,083 (18,170,464) 100,011,294R$ thousands Balance on December 31, 2024 Amount recorded Amount realized Balance on September 30, 2025 Expected credit losses associated with credit risk 71,073,481 21,129,967 (12,617,212) 79,586,236 Civil provisions 3,427,730 366,560 (882,623) 2,911,667 Tax provisions 3,428,498 785,975 (702,345) 3,512,128 Labor provisions 1,165,970 995,408 (154,530) 2,006,848 Non-current assets held for sale and discontinued operations 699,334 184,883 (219,419) 664,798 Adjustment to fair value of securities 15,813 64,276 (3,451) 76,638 Other 6,276,457 3,352,754 (3,598,401) 6,030,810 Total deductible taxes on temporary differences 86,087,283 26,879,823 (18,177,981) 94,789,125 Income tax and social contribution losses in Brazil and overseas 18,755,350 770,322 (692,680) 18,832,992 Subtotal 104,842,633 27,650,145 (18,870,661) 113,622,117 Adjustment to fair value of financial assets measured at fair value through profit or loss and derivatives 2,356,352 316,976 (619,909) 2,053,419 Total deferred tax assets (1) 107,198,985 27,967,121 (19,490,570) 115,675,536 Deferred tax liabilities (1) 7,055,108 1,744,128 (555,557) 8,243,679 Net deferred taxes (1) 100,143,877 26,222,993 (18,935,013) 107,431,857 (1) Deferred income and social contribution tax assets and liabilities are offset in the statement of financial position within each taxable entity, which was a total of R$7,140,646 thousand in 2026 (R$6,364,029 thousand in 2025).BRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 75 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statementsc) Expected realization of deferred tax assets on temporary differences and carry forward tax lossesSeptember 30, 2026 – R$ thousand Temporary differences Carry-forward tax losses Total Income tax Social contributio n Income tax Social contributio n 2026 1,400,103 1,054,326 88,161 49,283 2,591,873 2027 8,654,942 6,844,073 175,174 91,806 15,765,995 2028 7,293,961 5,772,846 254,962 125,698 13,447,467 2029 6,529,239 5,172,384 579,554 381,907 12,663,084 2030 5,823,405 4,488,176 1,045,418 759,576 12,116,575 2031 4,554,898 3,573,697 1,398,909 1,044,994 10,572,498 2032 4,045,263 3,195,073 1,903,066 1,445,483 10,588,885 2033 3,800,310 3,008,051 2,161,441 1,714,868 10,684,670 2034 3,920,086 3,050,569 1,936,048 1,829,883 10,736,586 2035 4,698,320 3,676,988 148,461 571,208 9,094,977 Total 50,720,527 39,836,183 9,691,194 8,014,706 108,262,610The projection of realization of tax credits is an estimate and is not directly related to the expectation of accounting profits and contemplates the rules for deductibility of credit losses, established by Laws No. 14,467/22 and No. 15,078/24.d) Deferred tax liabilitiesR$ thousands Balance December 31, 2025 Amount recorded Amount realized Balance September 30, 2026 Fair value adjustment to securities and derivative financial instruments 474,115 1,149,685 (170,677) 1,453,123 Difference in depreciation 1,055,737 193,447 - 1,249,184 Monetary adjustment of judicial deposits 2,222,169 263,980 (34,077) 2,452,072 Other 3,628,997 1,559,504 (796,051) 4,392,450 Total deferred tax liabilities 7,381,018 3,166,616 (1,000,805) 9,546,829R$ thousands Balance on December 31, 2024 Amount recorded Amount realized Balance on September 30, 2025 Fair value adjustment to securities and derivative financial instruments 443,139 483,064 (209,849) 716,354 Difference in depreciation 726,203 265,892 - 992,095 Monetary adjustment of judicial deposits 2,008,528 228,264 (48,321) 2,188,471 Other 3,877,238 766,908 (297,387) 4,346,759 Total deferred tax liabilities 7,055,108 1,744,128 (555,557) 8,243,679 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements e) Income tax and social contribution on adjustments recognized directly in other comprehensive income September 30, 2026 R$ thousands On September 30, 2025 Before tax Tax (expense)/ benefit Net of tax Before tax Financial assets measured at fair value through other comprehensive income Tax (expense)/ benefit Net of tax (258,444) Exchange differences on translations of foreign operations (333,425) 156,704 150,041 (101,740) (183,384) 2,455,307 (998,662) 1,456,645 Insurance contracts (524,169) (423,114) 169,066 (254,048) 235,876 (288,293) Other (464,290) 9 (4) 5 208,930 (255,360) Total (1,255) 565 (690) (1,014,974) 475,807 (539,167) 1,465,593 (553,291) 912,302 76 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements 38) OPERATING SEGMENTS The Company operates mainly in the banking and insurance segments. Our banking operations include operations in the retail, middle-market and corporate sectors, lease, international bank operations, investment bank operations and as a private bank. The Company also conducts banking segment operations through its branches located throughout the country, in branches abroad and through subsidiaries as well as by means of shareholding interests in other companies. Additionally, we are engaged in insurance, supplemental Pension Plans and capitalization bonds through our subsidiary, Bradesco Seguros S.A. and its subsidiaries. The following segment information was prepared based on reports made available to Management to evaluate performance and make decisions regarding the allocation of resources for investments and other purposes. Our Management uses accounting information prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by Central Bank for the purposes of making decisions about allocation of resources to the segments and assessing their performance. The information of the segments shown in the following tables considers the specific procedures and other provisions of the Brazilian Financial Institutions Accounting Plan which includes the proportional consolidation of associates and joint ventures and the non-consolidation of exclusive funds. The main assumptions for the segmentation of income and expenses include (i) surplus cash invested by the entities operating in insurance, supplemental pension and capitalization bonds are included in this segment, resulting in an increase in net interest income; (ii) salaries and benefits and administrative costs included in the insurance, supplemental pension and capitalization bonds segment consist only of cost directly related to these operations, and (iii) costs incurred in the banking operations segment related to the infrastructure of the branch network and other general indirect expenses have not been allocated between segments. Our operations are substantially conducted in Brazil. Additionally, we have one branch in New York (USA), one branch in Grand Cayman (UK), and one branch in London (England), mainly to complement our banking services and assist in import and export operations for Brazilian customers. Moreover, we also have subsidiaries abroad, namely: Banco Bradesco Europa S.A. (Luxembourg, LUX), Bradesco Securities, Inc. (New York, USA), Bradesco Securities UK Limited (London, UK), Cidade Capital Markets Ltd. (Grand Cayman, UK), Bradesco Securities Hong Kong Limited (Hong Kong, CHN), Bradesco Trade Services Limited (Hong Kong, CHN), Bradescard Mexico, Sociedad de Responsabilidad Limitada (Mexico City, MEX) and Bradesco Bank (Florida, USA). No revenue from transactions with a single customers or counterparty represented 10% or more of the Company’s revenue for the period ended September 30, 2026 and 2025. All transactions between operating segments are conducted on an arm’s length basis, with intra-segment revenue and costs being eliminated in “Other operations, adjustments and eliminations”. Income and expenses directly associated with each segment are included in determining business-segment performance. 77 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRSBRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 78 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial StatementsSeptember 30, 2026 – R$ thousand Banking Insurance, pension and capitalization bonds Other Activities Eliminations Managerial Income Statement Proportionately consolidated (1) Consolidation adjustments (2) Adjustments (3) Consolidated in accordance with IFRS Net revenue from financial intermediation 67,833,669 6,845,253 284,900 97,330 75,061,152 (2,729,451) 2,411,018 (9,555,575) 65,187,144 Expected credit losses associated with credit risk (32,791,273) - - - (32,791,273) 550,441 - 6,836,572 (25,404,260) Gross income from financial intermediation 35,042,396 6,845,253 284,900 97,330 42,269,879 (2,179,010) 2,411,018 (2,719,003) 39,782,884 Other income from insurance, pension plans and capitalization bonds - 11,248,238 - 33,406 11,281,644 (7,458) - (1,273,473) 10,000,713 Fee and commission income and income from banking fees 29,980,057 1,667,422 107,235 (78,164) 31,676,550 (5,788,715) (2,102,927) (11,672) 23,773,236 Personnel /Administrative Expenses (5) (34,805,492) (4,112,584) (147,003) 225,269 (38,839,810) 1,807,222 (252,212) 1,412,618 (35,872,182) Tax expenses (5,546,979) (1,250,350) (23,661) - (6,820,990) 248,820 (8,342) 3,110 (6,577,402) Share of profit (loss) of associates and jointly controlled entities (38,810) 431,360 - - 392,550 1,031,740 - 21,463 1,445,753 IR/CSI and Other income/expenses (14,126,834) (6,235,652) (130,714) (277,841) (20,771,041) 4,887,401 (47,537) 3,290,275 (12,640,902) Net Income for the period ended September 30, 2026 10,504,338 8,593,687 90,757 - 19,188,782 - - 723,318 19,912,100 Total assets 2,174,225,684 564,475,644 3,136,613 (199,155,752) 2,542,682,189 (25,884,260) (47,257,557) 34,390,007 2,503,930,379 Investments in associates and joint ventures 91,971,087 26,624,182 34,015 (111,794,737) 6,834,547 8,244,043 - (43,530) 15,035,060 Total liabilities 1,942,308,120 493,858,410 198,707 (87,361,015) 2,349,004,222 (25,884,260) (47,257,557) 31,481,975 2,307,344,380 (1) Refers to: adjustments to exclude the effects of consolidation, originating from proportionally consolidated companies (Grupo Cielo, Grupo EloPar, Crediare, etc.); (2) Consolidation adjustments originating from the “non-consolidation” of exclusive funds; (3) Adjustments due to the differences of the accounting standards used in the management reports and in the Condensed Consolidated Interim Financial Statements of the Company that were prepared in accordance with IAS 34 – Interim Financial Reporting. The main adjustments refer to the expected credit losses for financial assets, business combinations and insurance contracts; (4) Includes, in the Condensed Consolidated Interim Financial Statements, the balances referring to “Net gains / (losses) on financial assets and liabilities measured at fair value through profit or loss”, “Net gains / (losses) on financial assets measured at fair value through other comprehensive income” and “Net gains / (losses) from operations in foreign currency”; and (5) Includes, in the Condensed Consolidated Interim Financial Statements, the balances referring to depreciation and amortization.BRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 79 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial StatementsOn September 30, 2025 – R$ thousand Banking Insurance, pension and capitalization bonds Other Activities Eliminations Managerial Income Statement Proportionately consolidated (1) Consolidation adjustments (2) Adjustments (3) Consolidated in accordance with IFRS Net revenue from financial intermediation 59,832,272 6,175,832 259,363 (59,195) 66,208,272 (2,841,291) 2,228,209 (8,769,134) 56,826,056 Expected credit losses associated with credit risk (26,748,227) - - - (26,748,227) 711,995 - 4,319,525 (21,716,707) Gross income from financial intermediation 33,084,045 6,175,832 259,363 (59,195) 39,460,045 (2,129,296) 2,228,209 (4,449,609) 35,109,349 Other income from insurance, pension plans and capitalization bonds - 10,546,475 - 5,854 10,552,329 - - (1,828,010) 8,724,319 Fee and commission income and income from banking fees 29,074,052 1,519,699 80,470 (61,644) 30,612,577 (5,867,820) (1,721,558) (8,461) 23,014,738 Personnel /Administrative Expenses (5) (33,589,590) (3,735,707) (98,037) 67,898 (37,355,436) 1,739,876 (399,497) 1,177,120 (34,837,937) Tax expenses (5,610,368) (1,192,051) (16,259) - (6,818,678) 720,108 - 27,993 (6,070,577) Share of profit (loss) of associates and jointly controlled entities (148,675) 413,246 - - 264,571 1,071,153 - 675 1,336,399 IR/CSI and Other income/expenses (11,838,900) (6,646,959) (203,127) 47,087 (18,641,899) 4,465,979 (107,154) 4,389,726 (9,893,348) Net Income for the period ended September 30, 2025 10,970,564 7,080,535 22,410 - 18,073,509 - - (690,566) 17,382,943 Total assets 1,905,831,680 493,052,014 2,921,607 (145,276,222) 2,256,529,079 (28,691,465) (54,541,934) 29,479,044 2,202,774,724 Investments in associates and joint ventures 81,279,068 5,431,215 27,952 (80,787,231) 5,951,004 6,767,639 - (65,218) 12,653,425 Total liabilities 1,695,327,278 451,698,495 145,714 (64,488,991) 2,082,682,496 (28,691,465) (54,541,934) 27,181,200 2,026,630,297 (1) Refers to: adjustments for excluding the effects of consolidation, originating from proportionally consolidated companies (Grupo Cielo, Grupo EloPar, etc.); (2) Consolidation adjustments originating from the “non-consolidation” of exclusive funds; (3) Adjustments due to differences in accounting standards used in management reports and in the Condensed Consolidated Interim Financial Statements of the Company that were prepared in IAS 34 – Interim Financial Reporting. The main adjustments refer to the expected credit losses of financial assets, business combinations and insurance contracts; (4) Includes, in the Condensed Consolidated Interim Financial Statements, the balances referring to “Net gains / (losses) on financial assets and liabilities measured at fair value through profit or loss”, “Net gains / (losses) on financial assets measured at fair value through other comprehensive income” and “Net gains / (losses) from operations in foreign currency”; and (5) Includes, in the Condensed Consolidated Interim Financial Statements, the balances referring to depreciation and amortization.As shown in the table and note (3) above, the adjustments arising from the differences between the criteria, procedures and rules used to prepare the operating segments in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by Bacen and the IFRS Accounting Standards as issued by the IASB. The main adjustments to equity and statements of income respectively are: (i) expected credit losses of financial assets – R$849 million (2025 – R$636 million) – R$213 million (2025 – R$(413) million); (ii) others – R$(1,040) million (2025 – R$(1,079) million) – R$16 million (2025 – R$2 million); (iii) insurance contracts – R$1,690 million (2025 – R$1,663 million) – R$115 million (2025 – R$(553) million); and (iv) business combination - R$5,071 million (2025 – R$4,956 million) – R$115 million (2025 – R$63 million).BRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 80 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements39) TRANSACTIONS WITH RELATED PARTIESThe Company has a policy for transactions with related parties. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:R$ thousands Shareholders of the parent (1) Associates and jointly controlled companies (2) Key Management Personnel (3) Total September 30, 2026 December 31, 2025 September 30, 2026 December 31, 2025 September 30, 2026 December 31, 2025 September 30, 2026 December 31, 2025 Assets Securities and derivative financial instruments - - 21,839 15,086 - - 21,839 15,086 Loans and other assets 10 11 4,494,798 4,515,700 253,396 185,425 4,748,204 4,701,136 Liabilities Customer and financial institution resources 8,200,325 5,434,015 770,829 1,171,315 425,681 400,505 9,396,835 7,005,835 Securities and subordinated debt securities issued 29,288,401 28,982,300 - - 970,502 912,486 30,258,903 29,894,786 Other liabilities (4) 2,154,522 3,171,676 13,527,241 13,786,032 1,974 1,991 15,683,737 16,959,699Year-to-date on September 30 – R$ thousand Shareholders of the parent (1) Associates and jointly controlled companies (2) Key Management Personnel (3) Total 2026 2025 2026 2025 2026 2025 2026 2025 Revenue and expenses Net interest income (3,761,541) (3,209,705) 78,002 (211,649) (120,006) (155,844) (3,803,545) (3,577,198) Income from services provided 95 112 370,728 323,179 235 321 371,058 323,612 Other expenses net of other operating revenues 155,181 158,352 (2,810,980) (2,100,121) (13,756) (54,648) (2,669,555) (1,996,417) (1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A., Nova Cidade de Deus Participações S.A. and NCD Participações Ltda.; (2) Companies listed in Note 13; (3) Members of the Board of Directors and the Board of Executive Officers; and (4) Includes interest on equity.Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements a) Remuneration of key management personnel The following is established each year at the Annual Shareholders’ Meeting: • The annual total amount of management compensation, set forth at the Board of Directors’ Meeting, to be paid to Board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and • The amount allocated to finance Management Supplementary Pension Plans, within the Employee and Management pension plan of the Bradesco Company (Bradesco S.A. and other companies in the conglomerate). For 2026, the maximum amount of R$1,534,560 thousand (2025 – R$1,183,531 thousand) was determined for the remuneration of the Directors, and part of this refers to the social security contribution to the INSS, which is an obligation of the Company, and R$63,506 thousand (2025 – R$53,824 thousand) to cover supplementary pension plan defined contributions. The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of PNB (class B preferred shares) shares issued by BBD Participações S.A. and/or PN (preferred shares) shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolutions No. 5,177/24 and No. 432/24, which sets forth a management compensation policy for financial institutions. The Company has no long-term benefits for the termination of employment contracts or for remuneration based on shares for its key Management personnel. Three-month period ended on September 30 R$ thousands Nine-month period ended on September 30 2026 2025 2026 2025 Short, medium and long-term remuneration 383,356 Post-employment - Pension Plans 17,563 291,018 1,112,161 861,016 Total 12,480 46,562 38,375 400,919 b) Equity participation 303,498 1,158,723 899,391 The members of the Board of Directors and the Board of the Executive Officers had, together directly, the following shareholding in Bradesco: Direct ownership September 30, 2026 ● Common shares December 31, 2025 0.32% ● Preferred shares 0.32% 1.09% 1.05% ● Total shares (1) 0.71% (1) September 30, 2026, direct and indirect shareholding of the members of the Board of Directors and the Board of Executive Officers in Bradesco totaled 2.36% of common shares, 1.13% of preferred shares and 1.74% of all shares (December 31, 2025 – 2.10% of common shares, 1.09% of preferred shares and 1.59% of all shares). 0.69% 81 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements 40) RISK MANAGEMENT The risk management activity is highly strategic due to the increasing complexity of products and services and the globalization of the Company's business. The dynamism of the markets leads the Company to constantly seek to improve this activity. The Company carries out a corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control. It promotes the dissemination of the risk culture to all employees, at all hierarchical levels, from the business areas to the Board of Directors. Scope of Risk Management The Organization established procedures are based on market practices and ongoing acculturation, to keep risks at acceptable levels. This management allows for the achievement of strategic objectives, business sustainability, timeliness and effectiveness in resource allocation decisions, in addition to preparing the Organization to face sudden changes in the economic, regulatory or technological scenario. The scope of the Organization's risk management allows the risks of the Economic Financial Consolidation1 to be managed by the Corporate Risk Management Process. The main risks monitored by the Organization are: solvency, liquidity, credit, market, social, environmental, climate, model, operational, strategy, contagion, cybersecurity, artificial intelligence (AI), compliance and reputational. Risk Appetite Statement (RAS) The risk appetite refers to the types and levels of risks that the Company is willing to accept in the conduct of its business and purposes. The Risk Appetite Statement – RAS is an important instrument to reinforce the risk culture of the Company. The Risk Appetite Statement is reviewed at least annually, by the Board of Directors, with risk appetite being monitored in accordance with the frequency of the indicators, allowing for the reassessment of risk exposures whenever necessary by forums of the Senior Management and business and control areas. Appetite monitoring is carried out by monitoring the established indicators, through effective control processes, in which managers are informed about risk exposures and the respective use of current limits. Reporting is carried out through an alert system, which facilitates communication and highlights any exceptions that require adjustment measures, permeating all areas of the Organization, supporting Senior Management in assessing whether the results are consistent with the risk appetite. 1 Includes the regulatory scope of the Prudential Conglomerate and other Consolidated companies. 82 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements Dimensions of Risk Appetite For the many types of risks, whether measurable or not, the Company established control approaches, observing the main global dimensions: Solvency, Liquidity, Profitability, Credit, Market, Operational, Cyber Security, Reputation, Model and Qualitative Risks. Risk and Capital Management Structures The risk and capital management structure are made up of several committees, commissions and areas that support the Board of Directors, the Executive Officer, the Risk Officer and the Board of Executive Officers of the Company in strategic decision making. Among the governance forums related to the topic, the following stand out: ▪ The Board of Directors approves and reviews risk management strategies, policies and risk and capital management frameworks, including the appetite and exposure limits by type of risk, as well as the stress testing program, its results and the scenarios and assumptions applied; ▪ Risk Committee is responsible for assess the structure of the Company’s risk management and occasionally propose improvements and challenge the Organization’s risk structure in the face of new trends and threats, as well as to advise the Board of Directors in the performance of its assignments related to the management and control of risks and capital; ▪ The Integrity and Ethical Conduct Committee aims to propose actions regarding the dissemination and compliance with the Organization's Codes of Ethical Conduct, corporate and sectoral, and the rules of conduct related to integrity, anti corruption and competition issues, in order to ensure their efficiency and effectiveness; ▪ The Audit Committee reviews the integrity of the Consolidated Financial Statements and recommends to the Executive Board correction or improvement of policies, practices and procedures identified within the scope of its attributions; ▪ Integrated Risk Executive Management and Capital Allocation Committee – COGIRAC, which aims to advise the CEO (Chief Executive Officer) in the performance of his duties related to the management and control of all risks and the Organization’s capital. Risk Management Corporate Process Corporate Risk and Control Management methodology is aligned with the main international risk management Frameworks, enabling proactive identification, measurement, mitigation, monitoring and reported of risks. Given the complexity of the products and services offered and the nature of the Organization’s activities, it is necessary to establish a robust risk management structure. In this context, operations are conducted through the Three Lines Model, ensuring that everyone contributes to providing reasonable assurance that the specified objectives will be achieved: ▪ First line, represented by businesses and support areas, responsible for identifying, reporting and managing inherent risks as part of daily activities, keep risks within acceptable levels; 83 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements ▪ Second line, represented by monitoring areas, responsible for establishing risk management policies and compliance procedures for development and/or follow-up of first line, as well as independent model validation; ▪ Third line, represented by Global Internal Audit Department, which is responsible for independently assessing the effectiveness of risk management and internal controls, including how the first and second lines achieve their objectives, reporting the results of their work to the Board of Directors, Audit Committee, Fiscal Council and Senior Management. Stress Test Program The risk management structure has a stress testing program defined by a set of processes and routines, which include methodologies, documentation and governance, whose main objective is to identify potential vulnerabilities of the institution. Stress tests are forward‑looking assessment exercises of the potential impacts of specific events and circumstances on the Organization’s capital, liquidity, or the value of a particular portfolio, and are used as a tool for risk management. The results of the stress tests serve as inputs for assessing the institution’s capital and liquidity levels, for the preparation of the respective contingency plans, for evaluating capital adequacy, and for the recovery plan and orderly exit. The results are considered in decisions regarding strategic guidelines, the determination of risk appetite levels and limits applied to risk and capital management, as well as the implementation of governance actions designed to mitigate identified risks, thereby ensuring alignment with the Organization’s risk appetite. In the Stress Testing Program, the scenarios and results are validated by COGIRAC, evaluated by the Risk Committee and deliberated by the Board of Directors, which is also responsible for approving the program and the guidelines to be followed. 40.1. Capital Management The Organization manages capital covering the control and business areas, according to the guidelines of the Executive Board and the Board of Directors. Its governance structure is composed of Commissions and Committees, with the Board of Directors as the highest body. The Organization has a structure dedicated to complying with the determinations of the Central Bank of Brazil related to capital management. In addition, it provides Senior Management with analyses and projections on the availability and need for capital, identifying threats and opportunities that contribute to planning the sufficiency and optimization of capital levels. Capital Management Corporate Process The Capital Management provides the conditions required to meet the Company’s strategic goals to support the risks inherent to its activities. 84 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRSBRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 85 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements The Organization adopts a three-year forward-looking approach when preparing its capital plan, anticipating needs and establishing contingency procedures and actions for adverse scenarios. This considers possible changes in the regulatory, economic and business conditions in which it operates.To manage sound capital composition to support the development of its activities and to ensure adequate coverage of risks incurred, the Organization performs a periodic monitoring of capital projections considering a managerial capital margin (buffer), which is added to the minimum regulatory requirements.The management buffer is in line with the regulatory requirements, observing aspects such as additional impacts generated by stress scenarios, qualitative risks and risks not captured by the regulatory model.The results from the Organization’s capital projections are submitted to the Senior Management, pursuant to the governance established. In addition, the Company’s regulatory capital sufficiency is monitored by periodically calculating the Basel Ratio, Tier I Ratio and Common Equity Ratio.Details of Reference Equity (PR), Capital and Liquidity RatiosThe following table presents the main metrics established by prudential regulation (orders financial institutions to comply with requirements to cope with risks associated with their financial activities), such as regulatory capital, leverage ratio and liquidity indicators:Calculation basis - Basel Ratio R$ thousands Basel III September 30, 2026 December 31, 2025 Prudential Conglomerate Regulatory capital - values Common equity 147,656,141 124,320,006 Level I 166,471,884 145,844,118 Reference Equity - RE 194,299,959 174,968,754 Risk-weighted assets (RWA) - amounts Total RWA 1,216,972,446 1,108,961,848 Regulatory capital as a proportion of RWA Index of Common equity - ICP 12.1% 11.2% Tier I Capital 13.7% 13.2% Basel Ratio 16.0% 15.8% Additional Common Equity (ACP) as a proportion of RWA Additional Common Equity Conservation - ACPConservation 2.5% 2.5% Additional Contracyclic Common Equity - ACPContracyclic 0.0% 0.0% Additional Systemic Importance of Common Equity - Systemic ACPS 1.0% 1.0% Total ACP (1) 3.5% 3.5% Excess Margin of Common Equity 4.1% 3.2% Leverage Ratio (AR) Total exposure 2,315,580,254 2,141,573,090 AR 7.2% 6.8% Short Term Liquidity Indicator (LCR) Total High Quality Liquid Assets (HQLA) 259,907,672 253,255,892 Total net cash outflow 178,717,675 160,033,728 LCR 145.4% 158.3% Long Term Liquidity Indicator (NSFR) Available stable funding (ASF) 1,167,763,942 1,136,032,540 Stable resources required (RSF) 963,756,403 925,369,687 NSFR 121.2% 122.8% (1) Failure to comply with ACP (additional principal capital) rules would result in restrictions on the payment of dividends and interest on equity, net surplus, share buyback, reduction of capital stock, and variable compensation to its managers.Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements 40.2. Credit risk Credit risk refers to the possibility of losses associated with the borrower’s or counterparty’s failure to comply with their financial obligations under the terms agreed, as well as the fall in value of loan agreements resulting from deterioration in the borrower’s risk rating, the reduction in gains or remunerations, benefits granted to borrowers in renegotiations, recovery costs and other costs related to the counterparty’s noncompliance with the financial obligations. Additionally, it includes the concentration risk and the country/transfer risk. Credit risk management in the Company is a continuous and evolving process of mapping, development, assessment and diagnosis through the use of models, instruments and procedures that require a high degree of discipline and control during the analysis of transactions in order to preserve the integrity and autonomy of the processes. The Company controls the exposure to credit risk which comprises mainly loans and advances, loan commitments, financial guarantees provided, securities and derivatives. With the objective of not compromising the quality of the portfolio, aspects inherent to credit concession, concentration, guarantee requirements and terms, among others, are observed. The Company maps the activities that could possibly generate exposure to credit risk, classifying them by their probability and magnitude, identifying their managers and mitigation plans. Counterparty Credit Risk The counterparty credit risk to which the Company is exposed includes the possibility of losses due to the non-compliance by counterparties with their obligations relating to the settlement of financial asset trades involving bilateral flows, including the settlement of derivative financial instruments. The Company exercises control over the replacement cost and potential future exposures from operations where there is counterparty credit risk. Thereby, each counterparty’s exposure referring to this risk is treated in the same way and is part of general credit limits granted by the Company’s to its customers. In short, the Counterparty Credit Risk management covers the modeling and monitoring (i) of the consumption of the credit limit of the counterparties, (ii) of the portion of the adjustment at fair value of the portfolio of credit derivatives (CVA – Credit Value Adjustment), segregated by counterparty, and (iii) of the respective regulatory and economic capital. The methodology adopted by the Company establishes that the credit exposure of the portfolio to certain counterparty can be calculated based on the Replacement Cost (RC) of its operations in different scenarios of the financial market, which is possible through the Monte Carlo simulation process. In the context of risk management, the Company conducts studies of projection of capital, for example of the Stress Test of the ICAAP (Evaluation of Capital Adequacy) and TEBU (Bottom-Up Stress Test). These are multidisciplinary programs involving minimally the areas of Business and Economic Areas, of Budget/Result and Risk. 86 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements Regarding the forms of mitigating the counterparty credit risk that the Company is exposed to, the most usual is the composition of guarantees as margin deposits and disposal of public securities, which are made by the counterparty with the Company or with other trustees, whose counterparty’s risks are also appropriately evaluated. Credit-Risk Management Process The credit risk management process is conducted in a corporation-wide manner. This process involves several areas with specific duties, ensuring an efficient structure. Credit risk measurement and control are conducted in a centralized and independent manner. Both the governance process and limits are validated by the Integrated Risk and Capital Allocation Management Committee, submitted for approval by the Board of Directors, and reviewed at least once a year. In Management's view, the credit risk management structure performs a fundamental role in the Organization's second line, actively participating in the process of improving customer risk classification models, periodically monitoring major risks by main default events, level of provisioning in view of expected and unexpected losses. This structure reviews the internal processes, including the roles and responsibilities and training and requirements, as well as conducts periodic reviews of risk evaluation processes to incorporate new practices and methodologies. In Management's view, the attributions of the credit risk management structure faithfully follow the compliance precepts defined by the Organization. Integration with other lines occurs continuously and frequently, enabling assertiveness in the identification, measurement and control of credit risk. Credit Concession The Company’s strategy is to maintain a wide client base and a diversified credit portfolio, both in terms of products and segments, commensurate with the risks undertaken and appropriate levels of provisioning and concentration. Under the responsibility of the Credit Area, lending procedures are based on the Company’s credit policy emphasizing the security, quality and liquidity of the lending. The process is guided by the risk management governance and complies with the rules of the Central Bank of Brazil. The methodologies adopted value business agility and profitability, with targeted and appropriate procedures oriented to the granting of credit transactions and establishment of operating limits. In the evaluation and classification of customers or economic groups, the quantitative (economic and financial indicators) and qualitative (personal data, behaviors and transactional) aspects associated with the customers capacity to honor their obligations are considered. All business proposals are subject to operational limits, which are included in the Loan Guidelines and Procedures. At branches, the delegation of power to the submission of 87 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements proposals depends on its size, the total exposure to the Company, the guarantees offered, the level of restriction and their credit risk score/rating. All business proposals are subject to technical analysis and approval of by the Credit Area. In its turn, the Executive Credit Committees was created to decide, within its authority, on queries about the granting of limits or loans proposed by business areas, previously analyzed and with opinion from the Credit Area. Depending on the financial amount, the proposed operations/limits of this Committee may be submitted to the CEO for deliberation. Loan proposals pass through an automated system with parameters set to provide information for the analysis, granting and subsequent monitoring of loans, minimizing the risks inherent in the operations. There are exclusive Credit and Behavior Scoring systems for the assignment of high volume, low principal loans in the Retail segment, meant to provide speed and reliability, while standardizing the procedures for loan analysis and approval. Business is diversified wide-spread and aimed at individuals and legal entities with a proven payment capacity and solvency, seeking to support them with guarantees that are adequate to the risk assumed, considering the amounts, objectives and the maturities of loan granted. Credit Risk Rating The Organization has governance, practices and follow-up process. Among these practices, the Governance of Concessions and Credit Restructuring, which, depending on the size of the operation or the total exposure of the counterparty, require approval at the CEO or Board of Directors level. In addition, frequent portfolio monitoring is evaluated, with assessments of its evolution, defaults, provisions, vintage studies, capital, among others. In addition to the process and governance levels of approval for credit and restructuring operations, the risk appetite defined by the Organization is followed by concentration limits of operations for Economic Organization, Economic Activity Sector and Transfer (concentration by countries). Besides concentration indicators, Indicators of the quality of new credits, delinquency levels, problematic assets and provision expense for expected losses were also established within the risk appetite framework. The credit risk assessment methodology, in addition to providing data to establish the minimum parameters for lending and risk management, also enables the definition of special Credit Rules and Procedures according to customer characteristics and size. Thus, the methodology provides the basis not only for the correct pricing of operations, but also for defining the appropriate guarantees. The methodology used also follows the requirements established by National Monetary Council (CMN) Resolution 4,945/21 and includes analysis of social and environmental risks in projects, aimed at evaluating customers’ compliance with related laws and the Equator Principles, a set of rules that establish the minimum social and environmental criteria, which must be met for lending. 88 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements In accordance with its commitment to the continuous improvement of methodologies, the credit risk rating of operations contracted is distributed into homogeneous risk groups according to the criteria established by CMN Resolution No. 4,966/21 for the purpose of constituting provisions for expected losses associated with credit risk. In a simplified way, the operations risk ratings are determined according to the credit quality of the economic Organizations/customers defined by the Customer risk Rating, contract guarantees, credit product characteristics, late due behavior, notes/restrictions and the contracted credit face value, among other characteristics of the operation. The customer risk ratings for economic Organizations are based on parameterized statistical procedures, using quantitative and qualitative information and judgments. Classifications are made by economic Organization and periodically monitored to preserve loan portfolio quality. With respect to individuals, customer risk ratings are generally defined based also on statistical procedures and analysis of variables that discriminate risk behavior. This is made by applying statistical models for credit assessment. The customer risk rating is used, in sets with several decision variables, for concession and/or renewal analysis of operations and credit limits, as well as for monitoring the customers' risk profile deterioration. Control and Monitoring The credit risk is controlled and monitored by and independent area which calculates the risk of open positions, consolidates the results, and performs the reporting as determined by the existing Governance process. This area holds monthly meetings with all product and segment executives and officers, with a view to informing them about the evolution of the loan portfolio, delinquency, problematic assets, restructurings, adequacy of provisions for expected credit losses, loan recoveries, losses, portfolio limits and concentrations, regulatory and economic capital allocation, among others. It also monitors any internal or external event that may cause a significant impact on the Organization’s credit risk, such as mergers, bankruptcies, and crop failures, in addition to monitoring industries in which the company is exposed to significant risks. Internal Report Credit risk is monitored on a timely basis in order to maintain the risk levels within the limits established by the Company. Managerial reports on risk control are provided to all levels of business, from branches to Senior Management. With the objective of highlighting the risk situations, that could result in the customers’ inability to honor its obligations as contracted, the credit risk monitoring area provides daily reports, to the branches, national managers, business segments, as well as the lending and loan restructuring areas. This system provides timely information about the loan portfolios and credit bureau information of customers, in addition to enabling comparison of past and current information, highlighting points requiring a more in 89 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements depth analysis by managers, such as assets by segment, product, region, risk classification, delinquency and expected and unexpected losses, among others, providing both a macro-level and detailed view of the information, and also enabling a specific loan operation to be viewed. The information is viewed and delivered via dashboards, allowing queries at several levels such as business segment, divisions, managers, regions, products, employees and customers, and under several aspects (exposure, delinquency, stage, provision, write-off, restriction levels, guarantees, portfolio quality by rating, among others). Measurement of Credit Risk Periodically, the Company evaluates the expected credit losses from financial assets by means of quantitative models, considering the historical experience of credit losses of the different types of portfolio (which can vary from 2 to 7 years), the current quality and characteristics of customers, operations, and mitigating factors, according to processes and internal governance. The actual loss experience has been adjusted to reflect the differences between the economic conditions during the period in which the historical data was collected, current conditions and the vision of the Company about future economic conditions, which are incorporated into the measurement by means of econometric models that capture the current and future effects of estimates of expected losses. The main macroeconomic variables used in this process are the Brazilian interest rates, unemployment rates, inflation rates and economic activity indexes. The estimate of expected loss of financial assets is divided into three categories (stages): • Stage 1: Financial assets with no significant increase in credit risks; • Stage 2: Financial assets with significant increase in credit risks; and • Stage 3: Financial assets that are credit impaired. The significant increase of credit risk is evaluated based on different indicators for classification in stages according to the customers’ profile, the product type and the current payment status, as shown below: Retail Portfolios: • Stage 1: Financial assets whose obligations are current or less than 30 days past due and which have a low internal credit risk rating; • Stage 2 (Significant increase in credit risk): Financial assets that are overdue obligations between 31 and 90 days or whose internal credit risk rating migrated from low risk to medium or high risk; • Stage 3 (Defaulted or “impaired”): Financial assets whose obligations are overdue for more than 90 days or that present bankruptcy events, judicial recovery and restructuring of debt; • Re-categorization from stage 3 to stage 2: Financial assets that settled overdue amounts and whose internal ratings migrated to medium risk; • Re-categorization from stage 2 to stage 1: Financial assets that settled overdue amounts and whose internal ratings migrated to low risk; and • Re-categorization from stage 3 to stage 1: Financial assets that returned regular payment leading to reclassification as low risk. 90 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements Wholesale Portfolios: • Stage 1: Financial assets whose obligations are current or less than 30 days past due and which have a low internal credit risk rating; • Stage 2 (Significant increase in credit risk): Financial assets that are overdue obligations between 31 and 90 days or whose internal credit risk rating migrated from low risk to medium or high risk; • Stage 3 (Defaulted or “impaired”): Financial assets that have their relevant obligations overdue for more than 90 days or that have presented bankruptcy events, judicial recovery, debt restructuring or the need to execute guarantees; • Re-categorization from stage 3 to stage 2: Financial assets that did not meet stage 3 criteria and internal ratings migrated to medium risk; • Re-categorization from stage 2 to stage 1: Financial assets that settled overdue amounts and whose internal ratings migrated to low risk; and • Re-categorization from stage 3 to stage 1: Financial assets that returned regular payment leading to reclassification as low risk. The expected losses are based on the multiplication of credit risk parameters: Probability of default (PD), Loss due to default (LGD) and Exposure at default (EAD). The PD parameter refers to the probability of default perceived by the Company regarding the customer, according to the internal models of evaluation, which, in retail, use statistical methodologies based on the characteristics of the customer, such as the internal rating and business segment, and the operation, such as product and guarantee and, in the case of wholesale, they use specialist models based on financial information and qualitative analyses. The LGD refers to the percentage of loss in relation to exposure in case of default, considering all the efforts of recovery, according to the internal model of evaluation that uses statistical methodologies based on the characteristics of the operation, such as product and guarantee. Customers with significant exposure have estimates based on individual analyses, which are based on the structure of the operation and expert knowledge, aiming to capture the complexity and the specifics of each operation. EAD is the exposure (gross book value) of the customer in relation to the Company at the time of estimation of the expected loss. In the case of commitments or financial guarantees provided, the EAD will have the addition of the expected value of the commitments or financial guarantees provided that they will be converted into credit in case of default of the loan or credit rather than the customer. 91 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRSBRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 92 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial StatementsCredit Risk ExposureWe present below the maximum credit risk exposure of the financial instruments:R$ thousands September 30, 2026 December 31, 2025 Gross value Expected credit losses Gross value Expected credit losses Financial assets Cash and balances with banks (Note 5) 144,568,971 - 137,031,197 - Financial assets measured at fair value through profit or loss (Note 6) 566,439,677 (3,546,519) 551,306,606 (3,516,837) Financial assets measured at fair value through other comprehensive income (Note 8) (1) 141,624,781 (10,396) 138,998,105 (22,357) Loans and advances to financial institutions (Note 10) 287,702,479 (19,091) 235,485,067 (13) Loans and advances to customers (Note 11) 826,264,340 (45,981,734) 791,468,154 (47,011,092) Securities at amortized cost (Note 9) 287,287,226 (5,055,301) 263,111,062 (3,564,491) Other assets (Note 16) 94,255,559 - 73,426,822 - Commitments to extend credit - off balance (Note 11 and 24) 363,363,866 (1,787,684) 358,376,828 (1,815,386) Financial guarantees - off balance (Note 11 and 24) 133,022,192 (1,309,329) 125,119,738 (1,266,804) Total risk exposure 2,844,529,091 (57,710,054) 2,674,323,579 (57,196,980) (1) Financial assets measured at fair value through other comprehensive income are not reduced by the allowance for losses.Loans and advances to customersConcentration of credit riskR$ thousands September 30, 2026 December 31, 2025 Largest borrower 0.5% 0.5% 10 largest borrowers 3.0% 3.5% 20 largest borrowers 4.7% 5.4% 50 largest borrowers 7.7% 8.7% 100 largest borrowers 10.7% 11.5%By Economic Activity SectorThe credit-risk concentration analysis presented below is based on the economic activity sector in which the counterparty operates.R$ thousands September 30, 2026 % December 31, 2025 % Public sector 12,029,655 1.5 9,695,176 1.2 Private sector 814,234,685 98.5 781,772,978 98.8 Total 826,264,340 100.0 791,468,154 100.0 Companies 367,062,673 44.4 350,445,791 44.3 Real estate and construction activities 26,025,645 3.1 25,188,642 3.2 Retail 36,654,891 4.4 41,304,495 5.2 Services 125,831,008 15.2 115,073,789 14.5 Transportation and concession 30,072,865 3.6 28,635,592 3.6 Automotive 7,922,972 1.0 7,228,928 0.9 Food products 16,836,029 2.0 15,258,682 1.9 Wholesale 20,881,675 2.5 20,564,676 2.6 Production and distribution of electricity 7,239,608 0.9 10,541,406 1.3 Oil, derivatives and aggregate activities 5,102,592 0.6 5,568,769 0.7 Other industries 90,495,388 11.0 81,080,812 10.2 Individuals 459,201,667 55.6 441,022,363 55.7BRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 93 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements Credit Risk MitigationPotential credit losses are mitigated using a variety of types of collateral formally stipulated through legal instruments, such as conditional sales, liens and mortgages, by guarantees such as third-party sureties or guarantees, and also by financial instruments such as credit derivative instruments, or netting arrangements. The efficiency of these instruments is evaluated considering the time to recover and realize an asset given as collateral, its fair value, the guarantors’ counterparty risk and the legal safety of the agreements. The main types of collateral include: term deposits; financial investments and securities; residential and commercial properties; movable properties such as vehicles, aircraft. Additionally, collateral may include commercial bonds such as invoices, checks and credit card bills. Sureties and guarantees may also include bank guarantees.Credit derivative instruments are bilateral contracts in which one counterparty hedges credit risk on a financial instrument – its risk is transferred to the counterparty selling the hedge. Normally, the latter is remunerated throughout the period of the transaction. In the case default by the borrower, the buying party will receive a payment intended to compensate for the loss in the financial instrument. In this case, the seller receives the underlying asset in exchange for said payment.The table below shows the fair value of guarantees of loans and advances to customers.R$ thousands September 30, 2026 December 31, 2025 Book value (1) Fair Value of Guarantees Book value (1) Fair Value of Guarantees Companies 367,062,673 280,423,524 350,445,791 248,842,209 Stage 1 328,094,375 254,525,592 315,701,697 225,184,657 Stage 2 15,737,847 11,889,024 11,609,479 8,416,815 Stage 3 23,230,451 14,008,908 23,134,615 15,240,737Individuals 459,201,667 459,694,283 441,022,363 417,170,096 Stage 1 393,135,014 417,220,832 381,759,894 380,871,896 Stage 2 29,505,824 25,295,570 25,431,262 21,377,870 Stage 3 36,560,829 17,177,881 33,831,207 14,920,330 Total 826,264,340 740,117,807 791,468,154 666,012,305 (1) Of the total balance of loan operations, R$335,374,896 thousand (R$324,425,508 thousand December 31, 2025) refers to operations without guarantees.40.3. Market risk Market risk is represented by the possibility of financial loss due to fluctuating prices and market interest rates of the Company’s financial instruments, such as your asset and liability transactions that may have mismatched amounts, maturities, currencies and indexes.Market risk is identified, measured, mitigated, controlled and reported. The Company’s exposure to market risk profile is in line with the guidelines established by the governance process, with limits monitored on a timely basis independently of the business areas.All transactions that expose the Company to market risk are identified, measured and classified according to probability and magnitude, and the whole process is approved Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements by the governance structure. In line with the best Corporate Governance practices, with the objective of preserving and strengthening the management of market risk in the Organization, as well as complying with the provisions of Resolution No. 4,557/17 of the National Monetary Council, the Board of Directors approved the Market Policy, which is reviewed at least annually by the competent Committees and by the Board of Directors, providing the main guidelines for accepting, controlling and managing market risk. In addition to this policy, the Organization has specific rules to regulate the market risk management process, as follows: • Classification of Operations; • Reclassification of Operations; • Trading of Public or Private Securities; • Use of Derivatives; and • Hedging. Market Risk Management Process The market risk management process is a corporation wide process, comprising from business areas to the Board of Directors; it involves various areas, each with specific duties in the process. The measurement and control of market risk is conducted in a centralized and independent manner. This process permits that the Company be the first financial institution in the country authorized by the Central Bank of Brazil to use its internal market risk models to calculate regulatory capital requirements since January 2013. This process is also revised at least once a year by the Committees and approved the Board of Directors itself. Determination of Limits Proposed market-risk limits of Trading Portfolio are validated by specific Committees and submitted for approval by the Integrated Risk and Capital Allocation Management Committee, and then for approval by the Board of Directors. Trading Portfolio: it comprises all financial assets at fair value through profit or loss, including derivatives, or used to hedge other instruments in the Trading Portfolio, which have no trading restrictions. Held-for-trading operations are those intended for resale, to obtain benefits from actual or expected price variations, or for arbitrage. The risks of this portfolio are monitored through: • Value at Risk (VaR); • Stress Analysis (measurement of negative impact of extreme events, based on historical and prospective scenarios); • Income; and • Financial Exposure/Concentration. Banking Portfolio: it comprises operations not classified in the Trading Portfolio, arising from Organization’s other businesses and their respective hedges. Portfolio risks in these cases are monitored by: • Variation of economic value due to the variation in the interest rate – ∆EVE (Economic Value of Equity); and 94 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements • Variation of the net revenue of interest due to the variation in the rate of interest – ∆NII (Net Interest Income). Market-Risk Measurement Models Market risk is measured and controlled using Stress, Value at Risk (VaR) and Sensitivity Analysis methodologies, as well as limits for the Management of Results and Financial Exposure. The use of different methodologies for measuring and evaluating risks is important, as they are always complementary and their combined use allows the capture of different scenarios and situations. Trading and Regulatory Portfolio Trading Portfolio risks are mainly controlled by the Stress and VaR methodologies. The Stress methodology quantifies the negative impact of extreme economic shocks and events that are financially unfavorable to the Company’s positions. The analysis uses stress scenarios prepared by the Market Risk area and the Company’s economists based on historical and prospective data for the risk factors in which the Company portfolio. The methodology adopted to calculate VaR is the Delta-Normal, with a confidence level of 99% and considering the number of days necessary to unwind the existing exposures. The methodology is applied to the Trading and Regulatory Portfolio (Trading Portfolio positions plus Banking Portfolio foreign currency and commodities exposures). It should be noted that for the measurement of all the risk factors of the portfolio of options are applied the historical simulation models and Delta-Gamma Vega, prevailing the most conservative between the two. A minimum 252-business day period is adopted to calculate volatilities, correlations and historical returns. For regulatory purposes, the capital requirements relating to shares held in the Banking Portfolio are determined on a credit risk basis, as per Central Bank of Brazil resolution, i.e., are not included in the market risk calculation. Risk of Interest Rate in the Banking Portfolio The measurement and control of the interest-rate risk in the Banking Portfolio area is mainly based on the Economic Value of Equity (EVE) and Net Interest Income (NII) methodologies, which measure the economic impact on the positions and the impact in the Company’s income, respectively, according to scenarios prepared by specialist areas and evaluated by the Organization’s Market and Liquidity Risk Committee. These scenarios determine the positive and negative movements of interest rate curves that may affect Company’s investments and capital-raising. The EVE methodology consists of repricing the portfolio exposed to interest rate risk, taking into account the scenarios of increases or decreases of rates, by calculating the impact on present value and total term of assets and liabilities. The economic value of the portfolio is estimated on the basis of market interest rates on the analysis date and of scenarios projected. Therefore, the difference between the values obtained for the portfolio will be the ΔEVE (Delta EVE). In the case of the NII – Interest Earning Portion, the methodology intends to calculate the Company’s variation in net interest income due to eventual variations in the interest rate level, that is, the difference between the calculated NII in the base 95 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements scenario and the calculated NII in the scenarios of increase or decrease of the interest rate will be Delta NII. For the measurement of interest rate risk in the Banking Portfolio, behavioral premises of the customers are used whenever necessary. As a reference, in the case of deposits and savings, which have no maturity defined, studies for the verification of historical behaviors are carried out as well as the possibility of their maintenance. Through these studies, the stable amount (core portion) as well as the criterion of allocation over the years are calculated. Financial Instrument Pricing The Mark-to-Market Commission (CMM) is responsible for approving or submitting fair value models to the Market and Liquidity Risk Commission. The CMM is made up of representatives from the business, back-office and risk areas, with the risk area being responsible for coordinating the Commission and submitting the matters assessed for approval in accordance with the established governance, as appropriate. Whenever possible, the Bank uses prices and quotes from the securities, commodities and futures exchange and the secondary markets. Failing to find such market references, prices made available by other sources (such as Bloomberg, Reuters and Brokerage Firms) are used. As a last resort, proprietary models are used to price the instruments, which also follow the same CMM approval procedure and are submitted to the Company’s validation and assessment processes. Fair value criteria are periodically reviewed, according to the governance process, and may vary due to changes in market conditions, creation of new classes of instruments, establishment of new sources of data or development of models considered more appropriate. Financial instruments to be included in the Trading Portfolio must be approved by the Treasury or Products, Services and Partnerships Executive Committee and have their pricing criteria defined by the CMM. The following principles for the fair value process are adopted by the Company: • Commitment: the Company is committed to ensuring that the prices used reflect the fair value of the operations. Should information not be found, the Company uses its best efforts to estimate the fair value of the financial instruments; • Frequency: the formalized fair value criteria are applied on a daily basis; • Formality: the CMM is responsible for ensuring the methodological quality and the formalization of the fair value criteria; • Consistency: the process to gather and apply prices should be carried out consistently, to guarantee equal prices for the same instrument within the Company; and • Transparency: the methodology must be accessible by the Internal and External Audit, Independent Model Validation Areas – AVIM and by Regulatory Agencies. Control and Follow-Up Market risk is controlled and monitored by an independent area which, on a daily basis, measures the risk of outstanding positions, consolidates results and prepares reports 96 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements required by the existing governance process. In addition to daily reports, Trading Portfolio positions are discussed once every fifteen days by the Treasury Executive Committee, in this meetings, results and risks are assessed and strategies are discussed. Both the governance process and the existing thresholds are ratified by the Integrated Risk Management and Capital Allocation Management Committee and submitted to approval of the Board of Directors, which are revised at least once a year. In the event of a breach of any of these limits, the business unit’s executive management responsible for the position and the COGIRAC are promptly informed of the limit consumption for decision‑making purposes. If an increase in the limit and/or an adjustment or maintenance of the positions is required, the Board of Directors is convened to deliberate on the new limit or the revision of the position strategy. Internal Communication The market risk area provides daily managerial control reports on the positions to the business areas and Senior Management, in addition to weekly reports and periodic presentations to the Board of Directors. Reporting is conducted through an alert system, which determines the addressees of risk reports as previously determined risk threshold percentage is reached; therefore, the higher the risk threshold consumption, more Senior Management members receive the reports. Hedging and Use of Derivatives In order to standardize the use of financial instruments as hedges of transactions and the use of derivatives by the Treasury area, the Company created specific procedures that were approved by the competent Committees. The hedge transactions executed by Organization’s Treasury area must necessarily cancel or mitigate risks related to unmatched quantities, terms, currencies or indexes of the positions in the Treasury books, and must use assets and derivatives authorized to be traded in each of their books to: • control and classify the transactions, respecting the exposure and risk limits in effect; • alter, modify or revert positions due to changes in the market and to operational strategies; and • reduce or mitigate exposures to transactions in inactive markets, in conditions of stress or of low liquidity. For derivatives classified in the “hedge accounting” category, there is a monitoring of: (i) strategy effectiveness, through prospective and retrospective effectiveness tests, and (ii) mark-to-market of hedge instruments. Cash flow Hedge Bradesco maintains cash flow hedges. See more details in Note 7. 97 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRSBRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 98 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements Standardized and “Continuous Use” DerivativesCompany’s Treasury area may use standardized (traded on an exchange) and “continuous use” (traded over the counter) derivatives for the purpose of obtaining income or as hedges. The derivatives classified as “continuous use” are those habitually traded over-the-counter, such as vanilla swaps (interest rates, currencies, Credit Default Swap, among others), forward operations (currencies, for example) and vanilla options (currency, Bovespa Index), among others. Non-standardized derivatives that are not classified as “continuous use” or structured operations cannot be traded without the authorization of the applicable Committee.Evolution of ExposuresIn this section are presented the evolution of financial exposure, the VaR calculated using the internal model and its backtesting and the Stress Analysis.Financial Exposure – Trading Portfolio (Fair Value)Risk factors R$ thousands September 30, 2026 December 31, 2025 Assets Liabilities Assets Liabilities Fixed rates 29,379,081 23,412,970 76,704,911 38,242,679 IGP-M (General Index of market pricing) / IPCA (Consumer price index) 11,692,698 8,573,821 12,020,758 10,982,367 Exchange coupon 1,123,145 378,126 341,370 - Foreign Currency 9,590,450 9,939,753 9,035,717 8,638,662 Equities 29,865,625 29,661,637 24,558,158 24,644,617 Sovereign/Eurobonds and Treasuries 12,511,471 17,793,988 22,300,246 20,512,300 Other 4,718,972 2,197,517 10,799,051 128,243 Total 98,881,442 91,957,812 155,760,211 103,148,868VaR Internal Model – Trading PortfolioThe 1-day VaR of Trading Portfolio net of tax effects was R$13,500 thousand as of September 30, 2026, with the options risk factor classified in the IGP-M/IPCA rates Organization as the largest share of the Portfolio’s risk.Risk factors R$ thousands September 30, 2026 December 31, 2025 Fixed rates 2,594 8,265 IGPM/IPCA 7,877 6,902 Exchange coupon 164 67 Foreign Currency 2,789 4,031 Sovereign/Eurobonds and Treasuries 3,425 7,055 Equities 2,575 1,940 Other 4,966 1,378 Correlation/diversification effect (10,890) (14,825) VaR at the end of the period 13,500 14,813Average VaR in the period 23,595 26,386 Minimum VaR in the period 7,168 9,836 Maximum VaR in the period 53,203 61,733VaR Internal Model – Regulatory PortfolioThe capital is calculated by the normal delta VaR model based in Regulatory Portfolio, composed by Trading Portfolio and the Foreign Exchange Exposures and the Commodities Exposure of the Banking Portfolio. In addition, the historical simulationBRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 99 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements and the Delta–Gamma–Vega models of risk are applied to measure all risk factors to an options portfolio, whereby this risk of options is added to the VaR of the portfolio. In this model, risk value is extrapolated to the regulatory horizon2 (the highest between 10 days and the horizon of the portfolio) by the ‘square root of time’ method. VaR and Stressed VaR shown below refer to a ten-day horizon and are net of tax effects.Risk factors R$ thousands September 30, 2026 December 31, 2025 VaR Stressed VaR Stressed Interest rate 24,812 124,381 45,660 56,835 Exchange rate 9,483 9,008 16,876 31,998 Commodity price (Commodities) 1,353 1,608 13,284 76,852 Equities 14,223 13,592 7,697 18,547 Correlation/diversification effect (10,786) (13,867) (36,598) (79,430) VaR at the end of the period 39,085 134,722 46,919 104,802Average VaR in the period 72,692 131,399 76,840 95,545 Minimum VaR in the period 26,911 85,825 33,671 26,010 Maximum VaR in the period 157,515 241,941 195,304 243,961 Note: Ten-day horizon VaR net of tax effects.To calculate regulatory capital requirement according to the internal model, it is necessary to take into consideration the rules described by Central Bank Circular Letters No. 3,646/13 and No. 3,674/13, such as the use of VaR and Stressed VaR net of tax effects, the average in the last 60 days and its multiplier.VaR Internal Model – BacktestingThe risk methodology applied is continuously assessed using backtesting techniques, which compare the one-day period VaR with the hypothetical statement of income, obtained from the same positions used in the VaR calculation, and with the effective statement of income, also considering the intraday operations for which VaR was estimated.The main purpose of backtesting is to monitor, validate and assess the adherence of the VaR model, and the number of exceptions that occurred must be compatible with the number of exceptions accepted by the statistical tests conducted and the confidence level established. Another objective is to improve the models used by the Company, through analyses carried out with different observation periods and confidence levels, both for Total VaR and for each risk factor.The daily results corresponding to the last 250 business days, exceeded the respective VaR with the 99% confidence level four times in the hypothetical view and four times in the effective view, in September/26. In December/25, the daily results corresponding to the last 250 business days did not overcame the respective VaR with the 99% confidence level, neither in the hypothetical view and neither in the effective view.According to the document published by the Basel Committee on Banking Supervision, breakouts would be classified as “Bad luck or the markets moved in a way not predicted by the model”, that is, the volatility was significantly higher than the2 The maximum amount between the book’s holding period and ten days, which is the minimum regulatory horizon required by Central Bank of Brazil, is adopted. Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements expected and/or correlations were different from those assumed by the model. Stress Analysis – Trading Portfolio The Company also assesses on a daily basis the possible impacts on statement of income in stress scenarios considering a holding period of 20 business days, i.e., how much prices or interest rates can change in 20 business days based on historical data and prospective scenarios. This metric is monitored with limits established in the governance process. The scenarios are defined for each risk factor and they are represented as shock or discount factors which are applied to the trading book position, thus, the value calculated represents a possible loss of the trading book in a stress scenario: R$ thousands September 30, 2026 December 31, 2025 At the end of the period Average in the period 135,971 191,803 Minimum in the period 219,407 143,694 Maximum in the period 44,963 51,893 Amounts net of tax effects. 437,874 354,628 Sensitivity Analysis of Financial Exposures The sensitivity analysis of the Company’s financial exposures (Trading and Banking Portfolios) is performed on a quarterly basis and carried out based on the scenarios prepared for the respective dates, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions. The sensitivity analysis methodology was enhanced as of September 2026 to consider both upward and downward movements in risk factors, with the reported impact reflecting the largest loss observed. Previously, the tests considered only one directional movements for each risk factor. Accordingly, amounts presented for December 2025 are not fully comparable to the current period. Scenario 1: Application of 1 basis point stresses interest rates and 1.0% changes in prices, considering both upward and downward movements, with the largest loss observed for each risk factor being reported; Scenario 2: Application of 25% stresses, considering both upward and downward movements, with the largest loss observed for each risk factor being reported; and Scenario 3: Application of 50% stresses, considering both upward and downward movements, with the largest loss observed for each risk factor being reported. The results show the impact for each scenario on a static portfolio position. The dynamism of the market and portfolios means that these positions change continuously and do not necessarily reflect the position demonstrated here. In addition, the Company has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Management. Therefore, in cases of deterioration indicators in a certain position, proactive measures are taken to minimize any potential negative impact, aimed at maximizing the risk/return ratio for the Company. 100 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRSBRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 101 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements Sensitivity Analysis – Trading PortfolioR$ thousands Trading Portfolio (1) September 30, 2026 December 31, 2025 Scenarios Scenarios 1 2 3 1 2 3 Interest rate in Reais (2) Exposure subject to variations in fixed interest rates and interest rate coupons (396) (19,430) (48,988) (318) (102,871) (195,792) Price indexes Exposure subject to variations in price index coupon rates (212) (56,131) (124,298) (294) (54,032) (102,722) Exchange coupon Exposure subject to variations in foreign currency coupon rates (12) (1,774) (3,515) (2) (347) (688) Foreign currency Exposure subject to exchange rate variations (1,921) (48,029) (96,058) (2,184) (54,595) (109,190) Equities Exposure subject to variation in stock prices (1,122) (28,048) (56,097) 476 11,888 23,776 Sovereign/Eurobonds and Treasuries Exposure subject to variations in the interest rate of securities traded on the international market (51) - - 83 6,687 13,058 Other Exposure not classified in other definitions (66) (1,657) (3,313) (13) (320) (640) Total excluding correlation of risk factors (3,780) (155,070) (332,269) (2,252) (193,590) (372,198) (1) Values net of taxes; and (2) As a reference for the shocks applied to the 1-year vertex, the values were approximately 329 bps and 639 bps (scenarios 2 and 3 respectively) September 30, 2026 (December 31, 2025 - the values were approximately 335 bps and 651 bps in scenarios 2 and 3 respectively).Sensitivity Analysis – Trading and Banking PortfoliosR$ thousands Trading and Banking Portfolios (1) September 30, 2026 December 31, 2025 Scenarios Scenarios 1 2 3 1 2 3 Interest rate in Reais (2) Exposure subject to variations in fixed interest rates and interest rate coupons (14,941) (4,845,631) (9,426,774) (10,533) (3,584,634) (7,069,069) Price indexes Exposure subject to variations in price index coupon rates (18,627) (2,918,983) (5,184,207) (17,802) (2,747,631) (4,869,645) Exchange coupon Exposure subject to variations in foreign currency coupon rates (1,599) (244,338) (478,631) (1,899) (231,410) (447,013) Foreign currency Exposure subject to exchange rate variations (79) (1,978) (3,956) (4,244) (106,104) (212,207) Equities Exposure subject to variation in stock prices (51,167) (1,279,171) (2,558,341) (35,194) (879,844) (1,759,689) Sovereign/Eurobonds and Treasuries Exposure subject to variations in the interest rate of securities traded on the international market (1,826) (179,639) (324,398) 2,442 239,377 465,818 Other Exposure not classified in other definitions (10) (256) (514) 935 23,368 46,735 Total excluding correlation of risk factors (88,249) (9,469,997) (17,976,821) (66,296) (7,286,879) (13,845,070) (1) Values net of taxes; and (2) As a reference for the shocks applied to the 1-year vertex, the values were approximately 336 bps and 659 bps (scenarios 2 and 3 respectively) September 30, 2026 (December 31, 2025 - the values were approximately 335 bps and 653 bps in scenarios 2 and 3 respectively).Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements Market Risk - Insurance In Item 40.6 – Insurance/Underwriting Risk in Condensed Consolidated Interim Financial Statements, the sensitivity analysis related to the discount rate applied in calculating the present value of future obligations is presented. The effects of this sensitivity on insurance liabilities are directly linked to the Yield Curve (ETTJ), which fluctuates as a result of interest rates and inflation. In this context, its inclusion in this section would be possible. However, considering that such sensitivity directly affects the measurement of the actuarial liability, its presentation is considered more appropriate in Item 40.6 – Insurance/Underwriting Risk, as that section already includes the other sensitivity analyses related to the liability. 40.4. Liquidity risk The Liquidity Risk is represented by the possibility of the institution not being able to efficiently meet its obligations, without affecting its daily operations and incurring significant losses, as well as the possibility of the institution to fail to trade a position at market price, due to its larger size as compared to the volume usually traded or in view of any market interruption. The understanding and monitoring of this risk are crucial to enable the Company to settle operations in a timely manner. Control and Monitoring The liquidity risk management of the Company is performed using tools developed on platforms and validated by independent areas of the Company. Among the key metrics and indicators considered in the framework of liquidity risk, are: • Information on the Liquidity Coverage Ratio (LCR): A measure of the sufficiency of liquid instruments to honor the cash outflows of the Company within the next thirty days in a scenario of stress; • Net Stable Funding Ratio (NSFR): A measure of the sufficiency of structural funding to finance long-term assets in the statement of financial position of the Company; • Loss of deposits to different time horizons; • Maps of concentration of funding in different visions (product, term and counterpart); and • Integrated stress exercises where different dimensions of risk are addressed. Limits were established for the main metrics, which can be strategic (approved up to the level of the Board of Directors) or operational (approved by Executive Committee), based on flags, which trigger different levels of governance according to the percentage of use (consumption) of their respective limits. Liquidity Risk Mitigation The governance established for the liquidity risk management includes a series of recommendations to mitigate the risk of liquidity, among the main strategies, are: • Diversification of funding as to the counterpart, product and term; • Adoption of managerial limits of liquidity, in addition to those required by the regulator; • Prior analysis of products which may affect the liquidity before their 102 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements implementation; and • Simulations of stress of liquidity of the portfolio. Stress Tests Due to the dynamics and criticality of this theme, the management and control of liquidity risk should happen every day and be based on stress scenarios. In this way, the main metric used for the monitoring of the liquidity risk of the Prudential Conglomerate is the Short-term Liquidity Coverage Ratio (LCR), which measures the adequacy of liquid resources to honor the commitments in the next thirty days considering a scenario of stress. Therefore, the daily management is performed through the stress test. In addition to the LCR and other metrics of monitoring, simulations of stress scenarios in the long-term are performed, within the integrated stress test program (ICAAP for example), also to evaluate a possible deterioration of liquidity indicators for different time horizons. Internal communication Internal communication about liquidity risk, both between areas and between the different layers of internal governance are done through internal reports, committees and the Company's senior management. Additionally, reports are distributed daily to the areas involved in management and control, as well as to senior management. Several analysis instruments are part of this process and are used to monitor liquidity, such as: • Daily distribution of liquidity control instruments; • Automatic intraday update of liquidity reports for the proper management of the Treasury area; • Preparation of reports with past and future movements, based on scenarios; • Daily verification of compliance with the minimum liquidity level; • Preparation of complementary reports in which the concentration of funding is presented by type of product, term and counterparty; and • Weekly reports to senior management with behavior and expectations regarding the liquidity situation. The liquidity risk management process has an alert system, which determines the appropriate level of reporting of risk reports according to the percentage of use of the established limits. Thus, the lower the liquidity ratios, the higher levels of management of the Company receive the reports. 103 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRSBRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 104 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial StatementsUndiscounted cash flows of financial liabilities and insurance contractsThe table below presents the cash flows payable for non-derivative financial liabilities and insurance contracts, covering the remaining contractual period to maturity as from the date of the consolidated statements of financial position. The values disclosed in this table represent the undiscounted contractual cash flows.R$ thousands Up to 1 month From 1 to 3 months From 3 months to 1 year From 1 to 5 years More than 5 years Total September 30, 2026 Total December 31, 2025 Deposits from banks 258,680,871 34,908,039 42,437,428 29,205,521 5,065,203 370,297,062 349,235,606 Deposits from customers 172,752,660 33,927,958 127,358,370 344,687,695 641,302 679,367,985 661,915,604 Funds from securities issued 2,362,970 19,606,295 69,835,076 254,221,777 5,015,388 351,041,506 308,394,880 Subordinated debt - - 1,079,559 9,393,629 82,112,610 92,585,798 98,303,398 Insurance contract liabilities 618,554,841 14,321,108 8,093,201 32,376,049 106,729,857 780,075,056 697,092,959 Other financial liabilities (1) 80,876,014 43,403,134 12,110,147 6,891,144 75,556 143,355,995 117,391,205 Total liabilities September 30, 2026 1,133,227,356 146,166,534 260,913,781 676,775,815 199,639,916 2,416,723,402 Total liabilities December 31, 2025 1,078,766,620 111,041,485 258,791,885 598,426,357 185,307,305 2,232,333,652 (1) Includes credit card transactions, foreign exchange transactions, negotiation and intermediation of securities, leases and capitalization bonds.The assets available to meet all the obligations and cover the outstanding commitments include cash and cash equivalents, financial assets, loans and advances. Management may also cover unexpected cash outflows by selling securities and by having access to sources of additional funds, such as asset-backed-markets.The cash flows that the Company estimates for these instruments may vary significantly from those presented. For example, it is expected that demand deposits of customers will maintain a stable or increasing balance, and it is not expected that these deposits will be withdrawn immediately.In the Company, liquidity-risk management involves a series of controls, mainly related to the establishment of technical limits, with the ongoing evaluation of the positions assumed and the financial instruments used.BRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 105 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial StatementsUndiscounted cash flows for derivativesAll the derivatives of the Company are settled at net value, and include:• Foreign currency derivatives – over-the-counter currency options, currency futures, and currency options traded on an exchange; and • Interest rate derivatives – interest rate swaps, forward rate contracts, interest rate options, other interest rate contracts, interest rate futures traded on an exchange and interest rate options traded on an exchange.The table below analyzes the derivative financial liabilities that will be settled at net value, grouped based on the period remaining from the reporting date to the respective maturity date. The values disclosed in the table are undiscounted cash flows.R$ thousands Up to 1 month From 1 to 3 months From 3 months to 1 year From 1 to 5 years More than 5 years Total September 30, 2026 Total December 31, 2025 Differential of swaps payable 136,463 145,662 (461,872) (2,775,192) 18,903,786 15,948,847 15,970,069 Non-deliverable forwards 10,235,565 578,364 712,828 352,248 - 11,879,005 7,318,796 Purchased 5,923,428 523,308 671,565 337,435 - 7,455,736 4,507,343 Sold 4,312,137 55,056 41,263 14,813 - 4,423,269 2,811,453 Premiums of options 1,025,309 40,700 189,114 1,942,520 150,319 3,347,962 2,633,477 Other 2,560,165 566,346 672,082 458,613 - 4,257,206 3,330,429 Total of derivative liabilities September 30, 2026 13,957,502 1,331,072 1,112,152 (21,811) 19,054,105 35,433,020 Total of derivative liabilities December 31, 2025 9,071,971 992,889 3,833,616 1,870,600 13,483,695 29,252,771BRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 106 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial StatementsConsolidated statements of financial position by maturities The tables below show the financial assets and liabilities and insurance contract liabilities of the Organization segregated by maturities used for the management of liquidity risks, in accordance with the remaining contractual maturities on the reporting date:R$ thousands Current Non-current Total September 30, 2026 Total December 31, 2025 1 to 30 days 31 to 180 days 181 to 360 days 1 to 5 years More than 5 years No stated maturity Assets Cash and balances with banks 144,568,971 - - - - - 144,568,971 137,031,197 Financial assets measured at fair value through profit or loss 538,327,478 3,001,045 1,751,546 10,721,974 9,091,115 - 562,893,158 547,789,769 Financial assets measured at fair value through other comprehensive income 6,626,185 7,868,111 4,019,226 76,227,542 46,883,717 - 141,624,781 138,998,105 Loans and advances to customers, net of impairment 202,466,946 151,025,106 106,877,243 211,062,956 108,850,355 - 780,282,606 744,457,062 Loans and advances to financial institutions, net of impairment 227,940,357 51,294,268 6,679,036 1,757,314 12,413 - 287,683,388 235,485,054 Securities, net of provision for expected credit losses 4,048,817 26,004,177 27,713,624 151,490,447 72,974,860 - 282,231,925 259,546,571 Other financial assets (1) 60,053,966 15,446,478 7,855,219 6,546,044 4,353,852 - 94,255,559 73,426,822 Total financial assets September 30, 2026 1,184,032,720 254,639,185 154,895,894 457,806,277 242,166,312 - 2,293,540,388 Total financial assets December 31, 2025 1,084,035,918 244,898,633 149,636,072 418,233,784 239,930,173 2,136,734,580Liabilities Deposits from banks 330,632,485 54,718,676 26,042,818 24,953,786 1,879,325 - 438,227,090 427,099,494 Deposits from customers (2) 196,848,444 67,605,134 105,654,600 386,496,731 270,786 - 756,875,695 721,274,151 Funds from securities issued 8,184,771 54,325,338 44,930,585 239,955,973 4,331,057 - 351,727,724 306,260,682 Subordinated debt - 161,380 845,759 5,444,041 24,005,521 18,815,744 49,272,445 54,714,526 Other financial liabilities (3) 80,876,014 43,403,134 12,110,147 6,891,144 75,556 - 143,355,995 117,391,205 Financial liabilities measured at fair value through profit or loss 3,084,940 2,207,830 1,838,286 10,513,287 8,216,208 - 25,860,551 18,268,330 Loan Commitments 281,963 719,936 461,360 278,763 45,662 - 1,787,684 1,815,386 Financial guarantees 27,015 29,870 37,411 44,960 1,170,073 - 1,309,329 1,266,804 Liabilities of insurance contracts (2) 380,669,268 14,069,914 7,709,072 25,513,582 23,353,732 - 451,315,568 419,715,476 Total financial liabilities September 30, 2026 1,000,604,900 237,241,212 199,630,038 700,092,267 63,347,920 18,815,744 2,219,732,081 Total financial liabilities December 31, 2025 962,932,880 208,892,159 191,832,825 618,988,092 63,635,989 21,524,109 2,067,806,054 (1) Includes, primarily, foreign exchange operations, debtors for guarantee deposits and trading and intermediation of values; (2) Demand and savings deposits and insurance contract liabilities, represented by “VGBL” and “PGBL” products, are classified within a period of 1 to 30 days, without considering the historical average turnover; and (3) Primarily includes credit card operations, foreign exchange operations, trading and intermediation of securities, financial leasing and capitalization plans.BRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 107 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial StatementsThe tables below show the assets and liabilities of the Company segregated by current and non-current, in accordance with the remaining contractual maturities on the reporting date:R$ thousands Current Non-current Total September 30, 2026 Total December 31, 2025 Assets Total financial assets 1,593,567,799 699,972,589 2,293,540,388 2,136,734,580 Non-current assets held for sale and discontinued operations 4,546,949 - 4,546,949 3,757,502 Investments in associated companies - 15,035,060 15,035,060 13,283,440 Property and equipment - 9,012,664 9,012,664 9,405,491 Intangible assets and goodwill - 27,400,753 27,400,753 25,739,659 Current income and other tax assets 3,747,501 29,177,534 32,925,035 12,884,446 Deferred income tax - 102,417,477 102,417,477 111,237,606 Other assets 15,164,698 3,887,355 19,052,053 17,284,492 Total non-financial assets 23,459,148 186,930,843 210,389,991 193,592,636 Total assets September 30, 2026 1,617,026,947 886,903,432 2,503,930,379 Total assets December 31, 2025 1,528,969,671 801,357,545 2,330,327,216Liabilities Total financial liabilities 1,437,476,150 782,255,931 2,219,732,081 2,067,806,054 Other provisions 6,529,768 12,509,922 19,039,690 20,563,201 Current income tax liabilities 2,335,556 - 2,335,556 2,003,486 Deferred income tax - 2,406,183 2,406,183 1,895,931 Other liabilities 51,343,173 12,487,697 63,830,870 59,109,914 Total non-financial liabilities 60,208,497 27,403,802 87,612,299 83,572,532 Total equity - 196,585,999 196,585,999 178,948,630 Total shareholders' equiy and liabilities September 30, 2026 1,497,684,647 1,006,245,732 2,503,930,379 Total shareholders' equiy and liabilities December 31, 2025 1,426,405,255 903,921,961 2,330,327,21640.5. Fair value of financial assets and liabilities The tables below present the composition of the financial assets and liabilities measured at fair value, classified using the hierarchical levels:R$ thousands September 30, 2026 Level 1 Level 2 Level 3 Fair Value Financial assets measured at fair value through profit or loss 471,153,039 60,492,120 3,217,430 534,862,589 Brazilian government bonds 376,720,120 8,910 - 376,729,030 Corporate debt and marketable equity securities 57,476,994 23,495,425 3,217,430 84,189,849 Bank debt securities 45,554 36,987,785 - 37,033,339 Mutual funds 36,304,538 - - 36,304,538 Foreign governments securities 112,111 - - 112,111 Brazilian government bonds issued abroad 493,722 - - 493,722 Derivatives 178,257 2,728,430 (736,669) 2,170,018 Derivative financial instruments (assets) 15,345,251 12,071,535 613,783 28,030,569 Derivative financial instruments (liabilities) (15,166,994) (9,343,105) (1,350,452) (25,860,551) Financial assets measured at fair value through other comprehensive income 140,378,851 1,242,476 3,454 141,624,781 Brazilian government bonds 122,263,413 - 2,967 122,266,380 Corporate debt securities 4,695,144 1,242,457 - 5,937,601 Bank debt securities 1,152,430 19 - 1,152,449 Brazilian government bonds issued abroad 4,600,317 - - 4,600,317 Foreign governments securities 3,131,188 - - 3,131,188 Mutual funds 136,287 - - 136,287 Marketable equity securities and other stocks 4,400,072 - 487 4,400,559 Total 611,710,147 64,463,026 2,484,215 678,657,388BRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 108 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial StatementsR$ thousands December 31, 2025 Level 1 Level 2 Level 3 Fair Value Financial assets measured at fair value through profit or loss 462,536,378 60,865,737 3,537,559 526,939,674 Brazilian government bonds 395,031,887 - - 395,031,887 Corporate debt and marketable equity securities 48,387,660 17,519,436 3,537,559 69,444,655 Bank debt securities 20,916 43,346,301 - 43,367,217 Mutual funds 18,840,361 - - 18,840,361 Foreign governments securities 66,555 - - 66,555 Brazilian government bonds issued abroad 188,999 - - 188,999 Derivatives (333,439) 3,689,752 (774,548) 2,581,765 Derivative financial instruments (assets) 9,266,882 11,309,553 273,660 20,850,095 Derivative financial instruments (liabilities) (9,600,321) (7,619,801) (1,048,208) (18,268,330) Financial assets measured at fair value through other comprehensive income 135,065,868 3,051,953 880,284 138,998,105 Brazilian government bonds 106,709,836 - 6,792 106,716,628 Corporate debt securities 6,617,424 2,039,480 - 8,656,904 Bank debt securities 776,277 1,012,473 - 1,788,750 Brazilian government bonds issued abroad 7,816,817 - - 7,816,817 Foreign governments securities 8,177,931 - - 8,177,931 Mutual funds 122,108 - - 122,108 Marketable equity securities and other stocks 4,845,475 - 873,492 5,718,967 Total 597,268,807 67,607,442 3,643,295 668,519,544Reconciliation of securities and derivative financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3):R$ thousands Financial assets measured at fair value through profit or loss Financial assets measured at fair value through other comprehen sive income Assets Derivative Liabilities Derivatives Total December 31, 2025 3,537,559 880,284 273,660 (1,048,208) 3,643,295 Included in statement of income 3,553 1,158 - - 4,711 Included in other comprehensive income - (376) - - (376) Acquisitions 242,169 - 340,123 (302,244) 280,048 Maturities/Sales (195,678) (4,607) - - (200,285) Transfer between categories - - - - - Transfers (to)/from other levels (1) (370,173) (873,005) - - (1,243,178) September 30, 2026 3,217,430 3,454 613,783 (1,350,452) 2,484,215On December 31, 2024 2,251,689 1,114,117 137,553 (557,558) 2,945,801 Included in statement of income 570,970 1,798 - - 572,768 Included in other comprehensive income - (101,247) - - (101,247) Acquisitions 195,658 - 120,606 (267,739) 48,525 Maturities/Sales (780,316) (16,195) - - (796,511) Transfer between categories 17,438 (17,438) - - - Transfers (to)/from other levels (1) (27,692) - - - (27,692) On September 30, 2025 2,227,747 981,035 258,159 (825,297) 2,641,644 (1) These securities were reclassified between levels 2 and 3, as there was an increase in credit risk and the spread curve has unobservable parameters.BRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 109 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial StatementsThe tables below show the gains/(losses) due to changes in fair value and interest income, including the realized and unrealized gains and losses, recorded in the consolidated statement of income for Level 3 assets and liabilities:R$ thousands Financial assets measured at fair value through profit or loss Financial assets measured at fair value through other comprehensive income Total Interest and similar income 19,374 1,158 20,532 Net trading gains/(losses) realized and unrealized (15,821) (376) (16,197) Total September 30, 2026 3,553 782 4,335Interest and similar income 478,508 1,799 480,307 Net trading gains/(losses) realized and unrealized 92,462 (101,248) (8,786) Total on September 30, 2025 570,970 (99,449) 471,521Sensitivity analysis for financial assets classified as Level 3R$ thousands September 30, 2026 Impact on income (1) Impact on shareholders’ equity (1) 1 2 3 1 2 3 Interest rate in Reais (626) (186,074) (320,201) - (6) (12) Price indexes - (71) (136) - - - Exchange coupon (114) (17,893) (34,361) - - - Foreign currency (4,003) (100,074) (200,149) - - - Equities (6,353) (158,817) (317,634) (3) (67) (134) (1) Amounts net of tax effects.R$ thousands December 31, 2025 Impact on income (1) Impact on shareholders’ equity (1) 1 2 3 1 2 3 Interest rate in Reais (28) (9,841) (19,247) - (77) (151) Price indexes - - - - - - Exchange coupon (54) (6,508) (12,485) - - - Foreign currency 1,469 36,729 73,459 - - - Equities 10,321 258,037 516,075 4,804 120,105 240,211 (1) Amounts net of tax effects.BRADESCO |Condensed Consolidated Interim Financial Statements in IFRS 110 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial StatementsFinancial instruments not measured at fair valueThe table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not presented in the consolidated statements of financial position at their fair value, classified using the hierarchical levels:R$ thousands September 30, 2026 Fair Value Book value Level 1 Level 2 Level 3 Total Financial assets (1) Loans and advances · Financial Institutions - 287,741,098 - 287,741,098 287,683,388 · Customers - - 657,373,177 657,373,177 673,824,075 Securities at amortized cost 136,304,718 125,216,915 8,470,296 269,991,929 287,287,226Financial liabilities Deposits from banks - - 438,398,538 438,398,538 438,227,090 Deposits from customers - - 753,797,966 753,797,966 756,875,695 Funds from securities issued - - 351,033,373 351,033,373 351,727,724 Subordinated debt - - 50,131,009 50,131,009 49,272,445R$ thousands December 31, 2025 Fair Value Book value Level 1 Level 2 Level 3 Total Financial assets (1) Loans and advances · Financial Institutions - 235,513,370 - 235,513,370 235,485,054 · Customers - - 617,337,432 617,337,432 635,182,964 Securities at amortized cost 139,327,089 104,670,553 5,262,708 249,260,350 263,111,062Financial liabilities Deposits from banks - - 427,535,327 427,535,327 427,099,494 Deposits from customers - - 718,421,538 718,421,538 721,274,151 Funds from securities issued - - 306,537,715 306,537,715 306,260,682 Subordinated debt - - 56,371,225 56,371,225 54,714,526 (1) The amounts of loans and advances are presented net of the allowance for impairment losses.40.6. Insurance/Underwriting risk Underwriting risk is the risk related to a possible loss event that may occur in the future and for which there is uncertainty over the amount of damages that result from it. The risk arises from an economic situation not matching the Company’s expectations at the time of issuing its underwriting policy with regard to the uncertainties existing both in the definition of actuarial assumptions and in the measurement of compliance cash flows, as well as for pricing and calculating premiums and contributions. In short, it refers to the risk of the frequency or severity of loss events or benefits exceeding the Company’s estimates.Historical experience shows that the larger the group of contracts with similar risks, the lower the variability in cash flows. In that way, the risk management process seeks to diversify insurance operations, aiming to excel at balancing the portfolio, and is based on the Organizationing of risks with similar characteristics in order to reduce the impact of individual risks.Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements Uncertainties over estimated future claim payments Claims are due as they occur, and the Organization must compensate all covered claims that occur during the term of the contract. The estimated cost of claims includes the direct expenses to be incurred in their settlement. Therefore, considering the uncertainties inherent to the process, the final settlement may be different from that initially planned. Asset and liability management (ALM) The Company periodically analyzes future cash flows on assets and liabilities held in portfolio ALM – Asset Liability Management. The method used for ALM analysis is to observe the sufficiency or insufficiency of the present value of the stream of assets in relation to the present value of the stream of liabilities, and the duration of assets in relation to that of liabilities. The aim is to verify that the situation of the portfolio of assets and liabilities is balanced in order to honor the Company’s future commitments to its insured persons. The actuarial assumptions used to generate the flow of liabilities are in line with international actuarial practices and also with the characteristics of the Company’s product portfolio. Risk management by product The continuous monitoring the insurance contract portfolio enables us to track and adjust premiums practiced, as well as to assess the need for alterations. Other monitoring tools in use include: (i) sensitivity analysis, and (ii) algorithmic checks and corporate system notifications (underwriting, issuance and claims). The main risks associated with Non-Life The risks associated with Non-Life include, among others: • Oscillations in the incidence, frequency and severity of the claims and the indemnifications of claims in relation to the expectations; • Unpredictable claims arising from an isolated risk; • Inaccurate pricing or inadequate underwriting of risks; • Inadequate reinsurance policies or risk transfer techniques; and • Insufficient or excessive technical provisions. Generally, the Non-Life insurance underwritten by the Company is of short duration. The underwriting strategies and goals are adjusted by management and informed through internal guidelines and practice and procedure manuals. The main risks inherent to the main Non-Life business lines are summarized as follows: • Auto insurance includes, among other things, physical damage to the vehicle, loss of the insured vehicle, third-party liability insurance for vehicles and personal accident for passengers; and • Business, home and miscellaneous insurance includes, among other things, fire risks (e.g. fire, explosion and business interruption), natural disasters (e.g., earthquakes, storms and floods), as well as liability insurance. The main risks associated with life insurance and pension plans 111 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements Life insurance and Private Pension Plans are generally long-term in nature and, accordingly, various actuarial assumptions are used to manage and estimate the risks involved, such as: assumptions about returns on investments, longevity, mortality and persistence rates in relation to each business unit. Estimates are based on historical experience and on actuarial expectations. The risks associated with life insurance and pension plans include: • Biometric risks, which includes mortality experience, adverse morbidity, longevity and disability. The mortality risk may refer to policyholders living longer than expected (longevity) or passing away before expected. This is because some products pay a lump sum if the person dies, and others pay regular amounts while the policyholder is alive; • Policyholder’s behavior risks, which includes persistence rate experience. Low persistence rates for certain products may result in less policies/private pension plan agreements remaining contracted to help cover fixed expenses and may reduce future positive cash flows of the underwritten business. A low persistence rate may affect liquidity of products which carry a redemption benefit. On the other hand, high persistence rates for deficit products can increase future losses of these products; • Organization Life-insurance risk results from exposure to mortality and morbidity rates and to operational experience worse than expected on factors such as persistence levels and administrative expenses; and • Some Life and Pension Plan products have pre-defined yield guarantees, and thereby face risk from changes in financial markets, returns on investments and interest rates that are managed as a part of market risk. The main risks associated with health insurance The risks associated with health insurance include, among others: • Variations in cause, frequency and severity of indemnities of claims compared to expectations; • Unforeseen claims resulting from isolated risk; • Incorrect pricing or inadequate subscription of risks; and • Insufficient or overvalued technical provisions. For individual health insurance, for which certain provisions are calculated based on expected future cash flows (difference between expected future claims and expected future premiums), there are a number of risks, in addition to those cited above, such as biometric risk, including mortality and longevity experience and the insured’s behavioral risk, which covers persistency experience, as well as interest-rate risk that is managed as a part of market risk. Risk management of non-life, life insurance and pension plans and health insurance The Board for Risk Management monitors and evaluates risk exposure and is responsible for the development, implementation and review of policies that cover subscription. The implementation of these policies, the treatment of claims, reinsurance and the constitution of technical provisions of these risks are performed by the Technical Superintendent of Actuary and Statistics. The Technical Superintendent developed mechanisms, such as the analysis of possible 112 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements accumulations of risks based on monthly reports, which identify, quantify and manage accumulated exposure in order to keep it within the limits defined by internal policies. For life insurance, pension plans and health insurance, the longevity risk is carefully monitored using the most recent data and tendencies of the environment in which the Company operates. Management monitors exposure to this risk and its capital implications in order to manage possible impacts, as well as the funding that the future business needs. Management adopts assumptions of continuous improvement in the future longevity of the population for the calculation of technical provisions, in order to anticipate and thus be covered by possible impacts generated by the improvement in the life expectancy of the insured/assisted population. Persistency risk is managed through the frequent management of the Company’s historical experience. Management has also established guidelines for the management of persistency in order to monitor and implement specific initiatives, when necessary, to improve retention of policies. The risk of elevated expenses is primarily monitored through the evaluation of the profitability of business units and the frequent monitoring of expense levels. Specifically, for life insurance and pension plans, mortality and morbidity risks are mitigated through the assignment of catastrophe reinsurance. Risk Concentration The Company operates throughout the national territory, and potential exposures to risk concentration are monitored through management reports where the results of insurance contracts sold by branch are observed. The table below shows the concentration of types of risks insured: R$ thousands Insurance liabilities On September 30 2026 Gross 2025 Reinsurance Net of tax Life 27,790,659 19,851 27,770,805 Gross Reinsurance Net of tax Pension plans 24,896,225 401,311,021 - 401,311,021 40,442 24,855,783 Non-Life 362,337,547 3,706,565 31,482 3,675,083 - 362,337,547 Health (Health and Dental) 3,742,737 29,778 3,712,959 18,507,323 - Sensitivity test 18,507,323 18,566,139 - 18,566,139 The purpose of the sensitivity test is to measure the impacts on the Organization´s results, in the event of isolated, reasonably possible changes in assumptions inherent to the operations that may be affected due to the risk underwriting process and that are considered relevant on the balance sheet date. As risk factors, the following premises were elected: • Risk-free interest rate – represents the minimum level of profitability that can be taken for granted by the Organization. The test evaluated the impact of an increase in the risk-free interest rate curve; • Income Conversion – The test evaluated the impact of an increase in the income conversion ratio for annuity contracts; • Longevity (Improvement) – represents an individual's life expectancy, based on their year of birth, their current age, and other demographic factors, including 113 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements gender. The test evaluated the impact of an increase in the estimate of improvement in life expectancy for annuity contracts; • Discount rate – represents the rate applied in calculating the present value of future obligations. The test assessed the impact of an increase and a decrease in the discount rate; and • Loss ratio – is the main indicator of insurance contracts and is equivalent to the ratio between the expenses and the income that the Organization received for the contract. The test assessed the impact of an increase in claims. Sensitivity test results The table below shows the impact on the Company's results in insurance liabilities for life insurance with survivorship coverage, pension plans and individual life insurance, considering variations in the risk factor: Results in the insurance liabilities (**) - R$ thousand Interest Rate - Variation of 0.01% (*) Pension Plans September 30, 2026 December 31, 2025 (*)To better reflect the interest rate risk, the projected profitability of balances was sensitized, used to discount flows. (343,602) (222,505) Results in the insurance liabilities (**) - R$ thousand Conversion into Income – Variation of +5% September 30, 2026 Pension Plans December 31, 2025 (208,833) - Results in the insurance liabilities (**) - R$ thousand Longevity (Improvement) - Variation of +0.2% December 31, 2025 September 30, 2026 Pension Plans (**) Reinsurance is not subject to the application of the shock, as it is a non-proportional and immaterial contract. (230,833) (123,072) The sensitivity test for the Life insurance product's longevity assumption was not presented, as it resulted in zero impact. Within the scope of insurance risk, the discount rate reflects a combination of a bottom-up approach, incorporating the risk-free rate and an illiquidity premium. The risk-free rate applied in discounting liabilities to present value corresponds to the Interest Rate Term Structure (ETTJ) published by ANBIMA/SUSEP. DV01 (Dollar Value of one basis point) was selected as the shock factor, as it is a metric widely used in financial markets to measure interest rate risk and to facilitate comparability across different instruments, given that it expresses interest rate sensitivity in monetary terms. The Company has established as its accounting policy the recognition of adjustments arising from changes in interest rates directly in Equity, thereby enhancing the consistency and comparability of the financial statements. For non-life insurance, collective life and health including dental insurance, the table below shows the impact in expenses with claims on the Organization's statements of income, if there was an increase of 1 percentage point in the accident rate, in the last six months of the calculation base date: Gross of reinsurance R$ thousands Sensitivity - 1% Variation Non-Life Net of reinsurance September 30, 2026 December 31, 2025 (45,701) (44,257) September 30, 2026 December 31, 2025 Life (45,411) (31,203) (29,238) (44,055) Health (Health and Dental) (30,905) (29,041) (206,216) (183,943) (206,216) (183,943) 114 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements The effect of this sensitivity is linear. Considering the loss ratio recorded for the period from July 2025 to June 2026, variations were observed in Non‑Life of –1 and +4 percentage points for the lower and upper scenarios, respectively; in Life of –1 and 0 percentage points for the lower and upper scenarios, respectively; and in Health of –2 and +2 percentage points for the lower and upper scenarios, respectively. It should be noted that such variations are continuously monitored. Limitations of sensitivity analysis Sensitivity analyses show the effect of a change in certain assumptions while other assumptions remain unchanged. Sensitivity analyses do not take account of the fact that assets and liabilities are highly managed and controlled. Additionally, the Company’s financial position may vary with any movement occurring in the market. For example, the risk management strategy aims to manage exposure to fluctuations in the market. As investment markets move through various levels, management initiatives may include sales of investments, altered portfolio allocations, and other protective measures. Other limitations of the sensitivity analyses include the use of hypothetical market movements to show the potential risk, which only represents Management’s view of possible market changes in the near future, which cannot be foreseen with certainty, and they also assume that all interest rates move in the same manner. Credit risk Credit risk consists of the possible occur of losses in value of financial assets and reinsurance assets, because of noncompliance, by the counterparty, of its financial obligations according to agreed terms the Company and its subsidiaries, as well as the devaluation of contracts, resulting from the deterioration in the counterparty's risk classification. This risk may materialize in different ways, among others. • Losses arising from delinquency, due to lack of payment of the premium or of the installments by the insured person; and • Possibility of any issuer of financial asset not making the payment on the due date or the amortizations provided for each security. Credit risk management The Company performs sensitivity analyses and stress tests as tools for management of financial risks. The results of these analyses are used for risk mitigation and to understand the impact on the results and the shareholders’ equity of the Company in normal conditions and in conditions of stress. These tests take into account historical scenarios and scenarios of market conditions provisioned for future periods, and their results are used in the process of planning and decision making, as well as the identification of specific risks arising on financial assets and liabilities held by the Company. The management of credit risk for reinsurance operations includes monitoring of exposures to credit risk of individual counterparts in relation to credit ratings by risk assessment companies, such as AM Best, Fitch Ratings and Standard & Poor’s and Moody’s or internally assigned ratings. 115 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements In that sense, credit risk management in the Company is a continuous and evolving process including the mapping, development, evaluation and diagnosis of existing models, instruments and procedures that requires a high level of discipline and control in the analysis of operations to preserve the integrity and independence of processes. It is a process carried out at the corporate level using structured, independent internal procedures based on proprietary documentation and reports, assessed by the risk management structures of the Company, and based on the gradual deployment of internal models for the determination, measurement and calculation of capital. Meetings are held quarterly of the Executive Committee for Risk Management of Grupo Bradesco Seguros, of the Executive Committee of Investments and, monthly, of the Internal Meeting of Asset Allocation by the area of Investment Management of Bradesco Seguros S.A. for the deliberative negotiations, possessing the functions, which are necessary for the regulatory/improvement requirement in the processes of management. Reinsurance policy No matter how conservative and selective insurers are in the choice of their partners, the purchase of reinsurance presents, naturally embedded in its operation, a credit risk. The Bradesco Company’s policy for purchasing reinsurance and approval of reinsurers are the responsibility of the Board of Executive Officers, observing to the minimum legal requirements and regulations, some of them aimed at minimizing the credit risk intrinsic to the operation, and considering the shareholders’ equity consistent with amounts transferred. Another important aspect of managing reinsurance operations is the fact that the Company aims to work within its contractual capacity, thereby avoiding the frequent purchases of coverages in optional agreements and higher exposures to the credit risk. Practically, all property damage portfolios, except automotive, are hedged by reinsurance which, in most cases, is a combination of proportional and non proportional plans by risk and/or by event. Currently, part of the reinsurance contracts (proportional and non-proportional) are transferred to IRB Brasil Resseguros S.A. Some admitted reinsurers participate with lower individual percentages, but all have minimum capital and rating higher than the minimum established by the Brazilian legislation, which, in Management’s judgment, reduces the credit risk. Exposure to insurance credit risk Management believes that maximum exposure to credit risk arising from premiums to be paid by insured parties is low, since, in some cases, coverage of claims may be canceled (under Brazilian regulations), if premiums are not paid by the due date. Exposure to credit risk for premium receivables differs between risks yet to be incurred and risks incurred, since there is higher exposure on incurred-risk lines for which coverage is provided in advance of payment of the insurance premium. The Company is exposed to concentrations of risk with individual reinsurance companies, due to the nature of the reinsurance market and strict layer of reinsurance companies with acceptable loan ratings. The Company manages the exposures of its 116 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements reinsurance counterparties, limiting the reinsurance companies that may be used, and regularly assessing the default impact of the reinsurance companies. Operational risk Operational risk is the possibility of losses resulting from failure, deficiency or inadequacy of internal processes, people and systems, or resulting from fraud or external events, including legal risk and excluding risks arising from strategic decisions and image of the Organization. Operational risk management Operational risk management is supported by a robust internal control environment and is aligned with regulatory requirements. The framework comprises structured processes for the identification, assessment, monitoring and mitigation of risks associated with critical activities, including process mapping, definition of mitigating controls, and ongoing monitoring through key indicators and compliance testing. Governance follows the three lines model, under which business areas are responsible for the execution of controls, the Risk Management and Internal Controls function defines methodologies and monitors the effectiveness of the control environment, and Internal Audit performs independent assessments. Any identified deficiencies are addressed through action plans monitored by management and the relevant governance bodies. The entire Corporate Governance process for operational risk management is monitored quarterly by the executive committees of Grupo Bradesco Seguros, having, among others, the following responsibilities: • Periodic assessment of operational risks faced and the adequacy of controls and procedures to address the identified risks and their mitigation; • Development of the Operational Loss Database (DOLD) for reporting operational losses and corrective actions; • Training and dissemination of the internal control culture; • Ensure compliance with the Organization's operational risk management and business continuity policies; • Ensure the effectiveness of the Organization's operational risk and business continuity management process; • Approve and review definitions and criteria, mathematical and statistical modeling and calculations relating to the amount of capital allocation; • Evaluate and submit for validation by the Executive Risk Management Committee, with reporting to specific committees, the policy, structure, roles, procedures and responsibilities of the dependencies involved in the process, as well as the reviews carried out annually; and • Ensure compliance with ethical standards. Within this scenario, the Organization has mechanisms for evaluating its Internal Controls system to provide reasonable security regarding the achievement of its objectives in order to avoid the possibility of loss caused by non-observance, violation or non-compliance with internal rules and instructions. The internal control environment also contributes to operational risk management, in which the risk map is regularly updated based on self-assessments of risks and controls. 117 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements Procedures for Continuous Control and Monitoring • Identify, together with the Company’s internal and external departments, loss events arising from operational risk, ensuring the appropriate treatment of such events based on their origins/causes, for the purposes of evaluating, monitoring, and controlling the process, thereby enabling the reduction of impacts at the lowest possible cost; and • Hold meetings with managers and executives regarding the treatment of losses within the respective areas, aiming at continuous improvement and the implementation of corrective and preventive actions related to Operational Risk. 40.7. Operational risk Operational risk is represented by the possibility of losses resulting from external events or failure, deficiency, or inadequacy of internal processes, people, or systems. This definition includes the legal risk associated with inadequacy or deficiency in contracts signed by the Organization, sanctions due to non-compliance with legal provisions and compensation for damages to third parties arising from the activities carried out by the Organization. Operational Risk Management Process The Operational Risk Management Policy establishes the principles, guidelines, and responsibilities that ensure the effective identification and management of operational risk, supporting the maintenance of a framework that is appropriate and commensurate with the nature and complexity of the Organization’s activities. The policy guides the monitoring of risk exposures, defines acceptable loss thresholds, and supports the proper allocation of capital. It also promotes the dissemination of a risk‑aware culture among employees and third parties, ensuring that they understand their roles and responsibilities in the identification, assessment, monitoring, control, and mitigation of operational risk, in line with applicable regulatory requirements. Additionally, the policy encompasses mechanisms for assessing risks associated with new products, services, processes, and systems. Operational risk management is conducted on a corporate basis and involves different areas with specific responsibilities, ensuring an efficient structure that enables the proper assessment of risks and supports managers and Senior Management in the decision‑making process. The process comprises stages such as identifying, assessing, and continuously monitoring the operational risks inherent to the Organization’s activities. The management process also considers the regulatory environment, with its main results and aspects reported periodically to Senior Management and the Regulator. These procedures are supported by an internal control system that is independently certified regarding its effectiveness and execution, ensuring compliance with the Organization’s established risk appetite. Operational loss events are analyzed and discussed with the parties involved, including Senior Management, as they not only represent challenges but also provide insights for the continuous improvement of processes. These analyses contribute to strengthening risk management and enhancing the Organization’s operational resilience. 118 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements Operational Risk Measurement Methodology In compliance with BCB Resolution No. 356/23, the Organization calculates the portion of risk‑weighted assets related to Operational Risk using the standardized approach (RWAopad). In addition, it uses internal operational loss data as inputs for determining the economic capital for operational risk based on an internal model. In this context, operational risk events are classified as follows: Operational Risk Events Internal Fraud Damage to physical assets owned or in use by the institution External Fraud Failures in information technology (IT) systems, infrastructure processes or Employment practices and workplace safety Failures in the execution, in meeting deadlines or in the management of the institution's activities Situations that lead to Inappropriate practices regarding customers, products and services the institution's activities interruption or the discontinuance of the services provided Control and Monitoring Operational risk is measured through a structured and centralized system designed to capture, store, consolidate, and manage operational loss data. This solution supports both quantitative and qualitative analyses, impact assessments, management reporting, and the identification of historical patterns, while also serving as an input for the calculation of economic and regulatory capital. Additionally, the Organization uses an integrated risk‑management solution that documents risk analyses, controls, and mitigating actions that support the management of relevant incidents and the review of scenarios used in internal models, contributing to methodological consistency and the prioritization of mitigation initiatives. Internal Communication The preparation and submission of management reports follow the standards established by applicable regulatory requirements and are presented to the Executive Board through risk commissions and committees, as well as to the Board of Directors. These materials consolidate the institutional view of operational risk exposure and support strategic decision‑making. This information is reported monthly and includes the monitoring of the Operational Risk Appetite Indicator (RAS), the comparison of budgeted versus actual operational 119 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements losses, and the analysis of material losses, in accordance with the materiality criteria set forth in Article 6 of BCB Normative Instruction No. 33/20. Additionally, the results of regulatory and economic capital measurements are submitted to the governance bodies. This process reinforces regulatory adherence and supports the integrated assessment of the level of capital required for adequate risk coverage. Operational Risk Mitigation Strategies For the mitigation of operational risk, the Organization adopts an integrated set of practices that involves the continuous dissemination of risk culture through training, internal campaigns, and capacity‑building initiatives, including for third‑party service providers. This process is complemented by the design and implementation of preventive and predictive controls aligned with the mapping and assessment of critical risks associated with areas, processes, and products. Mitigating actions are conducted in a risk‑oriented manner, supporting decision‑making. Systematic monitoring of the impacts on the Risk Appetite (RAS) is performed through specialized assessments and root‑cause analysis, ensuring an understanding of key drivers and timely corrections. Additionally, the Organization conducts periodic reviews of management processes, strengthening its ability to prevent and detect incidents. The process of capturing, recording, reconciling, and monitoring operational losses ensures traceability, data accuracy, and compliance with applicable regulatory requirements. In 2025, the Organization implemented the RBA – Risk‑Based Approach with the objective of identifying and prioritizing risks, allowing Risk Areas to focus efforts and resources on the most critical topics/processes requiring greater depth. This methodology aims to revise the operational model of Compliance/Internal Controls, promoting operational efficiency and predictive and preventive action, increasing staff seniority with a focus on risk management, business, and data analysis for more assertive decision‑making, as well as integrating the Business Analytics unit to enable greater coverage, expansion of data‑based testing, and more accurate and timely diagnostics. 41) SUPPLEMENTARY PENSION PLANS Bradesco and its subsidiaries offer their employees and administrators benefits, including: private pension, health insurance, dental care, life and personal accident insurance and professional training, the amount of these expenses totaling, in the nine-month period ended September 30, 2026, R$4,023,005 thousand (2025 – R$4,119,933 thousand). 42) OTHER INFORMATION a) On January 16, 2025, Complementary Law No. 214/25 was enacted, resulting from the conversion of Bill of Complementary Law (PLP) No. 68/24, which forms part of the regulatory framework of Constitutional Amendment No. 132/23 that established the Brazilian Consumption Tax Reform. Among other provisions, the law introduced the Tax on Goods and Services (IBS), the 120 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements Contribution on Goods and Services (CBS), and the Selective Tax (IS), representing a significant milestone in the implementation of the consumption tax reform. On January 13, 2026, Complementary Law No. 227, derived from PLP No. 108/24, was enacted, establishing the IBS Management Committee (CGIBS) and setting forth the general rules governing its administration, oversight, collection, and allocation of tax revenues. The legislation also established the IBS/CBS tax rates applicable to financial services from 2027 through 2033, providing for a progressive increase from 10.85% to 12.50%. For fees and charges currently subject to the Tax on Services (ISS), a reduction in the applicable tax rate from 2.0% to 1.2% is provided for over the same period. Throughout 2026, Decree No. 12,955/26 and CGIBS Resolution No. 6/26 were issued, regulating the CBS and IBS, respectively. On October 2, 2026, version 1.3.0 of the Technical Documentation for the Specific Regimes Return (DeRE) was published, as approved by Joint Technical Act RFB/CGIBS No. 6/26, introducing new layouts, validation rules, and the User Guidance Manual, including provisions applicable to the specific regime for financial services. The Bank continues to monitor the evolution of the regulatory framework and the technical specifications required for the implementation of the new tax model, as well as to assess its potential impacts. To date, it is not possible to reliably and definitively measure the effects arising from these changes. b) On February 27, 2026, Bradesco entered into a binding agreement for a corporate reorganization, involving common controlled entities by Bradesco, that will consolidate the entire healthcare business segment of the Bradesco Organization under a single publicly listed entity, Odontoprev S.A. (“Odontoprev”). Under the terms of the agreement, Bradesco will become the direct controlling shareholder of Odontoprev, holding a 91.35% interest, and Odontoprev will be renamed “Bradsaúde S.A.”, serving as the holding company for all of our healthcare operations. The transaction involves a partial spin-off of Bradseg Participações S.A. and the merger of shares of Bradesco Gestão de Saúde S.A. into Odontoprev. The reorganization aims to simplify our corporate structure and integrate our healthcare businesses to capture operational and commercial synergies. The transaction terms were negotiated by an independent committee of Odontoprev and were supported by a fairness opinion issued by Citigroup Global Markets Inc. On March 6, 2026, in continuation of the agreement entered into on February 27, 2026, we informed shareholders and the market in general of the following developments regarding the Transaction: (i) the disclosure of the information resulting from the valuation report (dated March 5, 2026) of BGS’s shares, at fair market value, for purposes of determining the amount of Odontoprev’s capital increase arising from the Share Merger, pursuant to Articles 8 and 252 of Law No. 6,404/1976; and, as a result of the completion of such procedures; and (ii) the call of an Extraordinary General Meeting of Odontoprev’s shareholders (“Odontoprev EGM”) to, in summary, resolve on: (a) the approval of the Share Merger (as defined in the Material Fact regarding the Transaction) of BGS by Odontoprev, including the Merger Protocol and Justification (as defined in the Material Fact regarding the Transaction), as amended by the First Amendment, and the respective valuation reports; (b) the resulting capital increase of Odontoprev; (c) the amendment of Odontoprev’s bylaws, including the change of its corporate name to “Bradsaúde S.A.”; and (d) the Asset Contribution (as defined in the Material Fact regarding the Transaction) to Mediservice Operadora de Planos de Saúde S.A.; all as described in the Material Fact regarding the Transaction. On April 6, 2026, a corporate reorganization aimed at consolidating the healthcare businesses of the Bradesco Organization within Odontoprev S.A. was approved. The transaction comprises: (i) the incorporation of the shares of Bradesco Gestão de Saúde 121 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements S.A. by Odontoprev S.A., and (ii) the contribution of operational assets and liabilities of Odontoprev S.A. to Mediservice Operadora de Planos de Saúde S.A. The aforementioned transactions were approved at Extraordinary General Meetings held in April 2026, and all conditions precedent set forth in the respective reorganization agreements were satisfied, including the approvals granted by the National Agency for Supplementary Health (ANS) on March 30, 2026 for the share incorporation and on April 2, 2026 for the contribution of assets. On April 30, 2026, the merger of the shares of Bradesco Gestão de Saúde S.A. (BGS) into BradSaúde S.A. (the new corporate name of Odontoprev S.A.) was approved and completed, resulting in BGS becoming a wholly owned subsidiary of BradSaúde. As a result of the transaction, Banco Bradesco S.A.'s ownership interest in BradSaúde came to represent 91.35% of its total voting and share capital. In addition, an operational reorganization was approved, involving the transfer of BradSaúde's dental plans portfolio and related operating assets and liabilities to Mediservice Operadora de Planos de Saúde S.A., as part of the ongoing process of consolidating the Bradesco Organization's healthcare businesses. appointment/election pending approval by they did not take office 122 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS Condensed Consolidated Interim Financial Statements in IFRS | Management Bodies Reporting Date September 21, 2026 *Board of Directors Chairman Luiz Carlos Trabuco Cappi Vice Chairman Alexandre da Silva Glüher Members Denise Aguiar Alvarez Maurício Machado de Minas Rubens Aguiar Alvarez Rogério Pedro Câmara Ivan Luiz Gontijo Júnior Independent Members Paulo Roberto Simões da Cunha Denise Pauli Pavarina Regina Helena Jorge Nunes Paulo Rogério Caffarelli Board of Executive Officers Chief Executive Officer Marcelo de Araújo Noronha Executive Vice-Presidents Cassiano Ricardo Scarpelli José Ramos Rocha Neto Guilherme Muller Leal Bruno D´Avila Melo Boetger Executive Officers Roberto de Jesus Paris Oswaldo Tadeu Fernandes Juliano Ribeiro Marcílio André Luís Duarte de Oliveira Cintia Scovine Barcelos de Souza Fernando Freiberger José Augusto Ramalho Miranda Marcos Valério Tescarolo Renata Geiser Mantarro Vinicius Urias Favarão Silvana Rosa Machado Túlio Xavier de Oliveira Francesco Di Marcello Júlio César Bueno Alexandre Panico Carlos Henrique Villela Pedras Officers Afranio Carlos Camargo Dantzger Alessandro Zampieri Alex de Brito Bonifácio Alexandre Cesar Pinheiro Quercia Ana Luisa Rodela Blanco André Costa Carvalho André Ferreira Gomes Antonio Campanha Junior *Armando Sposito Junior Bráulio Miranda Oliveira Bruno Funchal Bruno Rosa Cardoso Clayton Neves Xavier Cristiano Adjuto e Campos Cristiano Gomes de Moura Cristina Coelho de Abreu Pinna *Daniel Augusto Falbi Daniela Pinheiro de Castro Danilo Luís Damasceno Fábio Monteiro Chehab Fabio Suzigan Dragone Fernando Honorato Barbosa Fernando Julião de Souza Amaral Francisco Armando Aranda Francisco Henrique França Fernandes Henrique Leme Pinto Lima Jeferson Ricardo Garcia Honorato José Leandro Borges *José Ricardo Paliares Juliana Laham Julio Cardoso Paixão Júlio César de Almeida Guedes Leandro José Diniz Leandro Karam Correa Leite Leandro Marçal Araújo Letícia Cardelli Buso Gomes Luís Claudio de Freitas Coelho Pereira Luiz Philipe Roxo Biolchini *Luiz Renato Gonçalves de Lima Manoel Guedes de Araujo Neto Marcelo Souza Ramos Márcio Renato Ribeiro Silva Marco Aurélio Galicioli Marcos Alexandre Pina Cavagnoli Marcos Daniel Boll Marina Bauab Carvalho Werebe Marina Claudia González Martin de Carvalho Marina Gravina Veasey Nairo José Martinelli Vidal Júnior Nilton Pereira dos Santos Junior Patrícia Kessler de Assumpção Patrícia Soares Martil Rafael Forte Araújo Cavalcanti Rafael Padilha de Lima Costa Régis Eduardo Prenhaca Carreira Renato Camargo Nascimento Junior Ricardo Barbieri de Andrade Ricardo Eleutério da Silva Roberto França Romero Gomes de Albuquerque Rubia Becker Ruy Celso Rosa Filho Soraya Bahde Telma Maria dos Santos Calura Vinícius Panaro Regional Officers Altair Luiz Guarda Amadeu Emilio Suter Neto César Cabús Berenguer Silvany Deborah D’Avila Pereira Campani Santana Edmir José Domingues Hebercley Magno dos Santos Lima Marcelo Magalhães Marcos Alberto Willemann Nelson Pasche Junior Welder Coelho de Oliveira Committees Subordinated to the Board of Directors Statutory Committees Audit Committee Rogério Pedro Câmara – Coordinator Amaro Luiz de Oliveira Gomes – Qualified Member Antônio José da Barbara - Member Remuneration Committee Alexandre da Silva Glüher - Coordinator Maurício Machado de Minas - Member Fabio Augusto Iwasaki (Non-Manager) Non-Statutory Committees Ethics Integrity and Conduct Committee Alexandre da Silva Glüher - Coordinator Maurício Machado de Minas Rubens Aguiar Alvarez Rogério Pedro Câmara Ivan Luiz Gontijo Júnior Paulo Rogério Caffarelli Marcelo de Araújo Noronha Cassiano Ricardo Scarpelli José Ramos Rocha Neto Vinicius Urias Favarão Silvana Rosa Machado Júlio César Bueno Clayton Neves Xavier Risk Committee Maurício Machado de Minas - Coordinator Paulo Roberto Simões da Cunha Regina Helena Jorge Nunes Nomination and Succession Planning Committee Luiz Carlos Trabuco Cappi - Coordinator Alexandre da Silva Glüher Maurício Machado de Minas Ivan Luiz Gontijo Júnior Marcelo de Araújo Noronha Sustainability and Diversity Committee Ivan Luiz Gontijo Júnior - Coordinator Alexandre da Silva Glüher Denise Aguiar Alvarez Maurício Machado de Minas Denise Pauli Pavarina Marcelo de Araújo Noronha Bruno D’Avila Melo Boetger Juliano Ribeiro Marcílio Silvana Rosa Machado André Costa Carvalho Fabiana Costa Tolentino Strategic Committee Luiz Carlos Trabuco Cappi - Coordinator Alexandre da Silva Glüher Maurício Machado de Minas Rogério Pedro Câmara Ivan Luiz Gontijo Júnior Marcelo de Araújo Noronha Committee Subordinated to the Chief Executive Officer Disclosure Executive Committee André Costa Carvalho - Coordinator Marcelo de Araújo Noronha Cassiano Ricardo Scarpelli José Ramos Rocha Neto Guilherme Muller Leal Roberto de Jesus Paris Oswaldo Tadeu Fernandes Vinicius Urias Favarão Antonio Campanha Junior Marina Claudia González Martin de Carvalho Vinícius Panaro Ney Ferraz Dias *Fiscal Council Sitting Members José Maria Soares Nunes Joaquim Caxias Romão Ava Cohn Deputy Members Marcos Aparecido Galende Joaquim Kiyoshi Kavakama Vicente Carmo Santo Ombudsman Department Marcos Daniel Boll - Ombudsman General Accounting Department Vinícius Panaro Accountant – CRC 1SP324844/O-6 123 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS KPMG Auditores Independentes Ltda. Rua Verbo Divino, 1400 - Conjunto Térreo ao 801 – parte, Chácara Santo Antônio, CEP 04719-911, São Paulo - SP Caixa Postal 79518 - CEP 04707-970 - São Paulo - SP - Brasil Telefone 55 (11) 3940-1500 kpmg.com.br Report on review of condensed consolidated interim financial statements To Shareholders and Board of Directors of Banco Bradesco S.A. Osasco - SP Introduction We have reviewed the accompanying condensed consolidated statements of financial position of Banco Bradesco S.A. and its subsidiaries ("Bradesco" or "Bank") as of September 30, 2026, the condensed consolidated statements of income and other comprehensive income for the three and nine-month period then ended, and changes in shareholders' equity and cash flows for the nine-month period then ended, and notes to the condensed consolidated interim financial statements (together, the “condensed consolidated interim financial statements”). Management is responsible for the preparation and presentation of these condensed consolidated interim financial statements in accordance with IAS 34 – Interim Financial Reporting. Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review. Scope of review We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada. KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. 124 Conclusion Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements, as of September 30, 2026, are not prepared, in all material respects, in accordance with IAS 34 – Interim Financial Reporting. São Paulo, October 22, 2026 KPMG Auditores Independentes Ltda. CRC 2SP-014428/O-6 Original report in Portuguese signed by André Dala Pola Accountant CRC 1SP214007/O-2 KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada. KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. 125 Condensed Consolidated Interim Financial Statements in IFRS | Fiscal Council’s Report The members of the Fiscal Council, in the exercise of their legal and statutory duties, reviewed the Management Report and the Consolidated Financial Statements of Banco Bradesco S.A. for the third quarter of 2026, and, based on information obtained through meetings with: (i) management and business area executives; (ii) the Audit Committee; and (iii) KPMG Auditores Independentes Ltda. and its reports, concluded that the aforementioned documents adequately re flect the Company's financial position and financial performance. Cidade de Deus, Osasco, SP, October 22, 2026 José Maria Soares Nunes Joaquim Caxias Romão Ava Cohn 126 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS For further information, please contact: André Carvalho Investor Relations Officer investors@bradesco.com.br Cidade de Deus, s/n – Red Building – 2nd floor Osasco-SP Brazil banco.bradesco/ri

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 22, 2026

BANCO BRADESCO S.A.

By:	/S/André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.